Exhibit 99.1

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020 FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

WOORI BANK

Page(s)
INDEPENDENT AUDITOR’S REPORT	1-3

Consolidated Financial Statements

Consolidated Statements of Financial Position	5-6

Consolidated Statements of Comprehensive Income	7-8

Consolidated Statements of Changes in Equity	9

Consolidated Statements of Cash Flows	10-11

Notes to the Consolidated Financial Statements	12-159

INDEPENDENT AUDITOR’S REPORT

(English Translation of a Report Originally Issued in Korean)

To the Shareholder and Board of Directors of Woori Bank

Opinion

We have audited the accompanying consolidated financial statements of Woori Bank and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 3 of the consolidated financial statements, which indicates that the outbreak of COVID-19 may have a negative impact on the Group’s financial condition and results of operations.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Samil PricewaterhouseCoopers /s/

Seoul, Korea

March 15, 2022

This report is effective as of March 15, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Bank

Kwang Seok Kwon

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2002-3000

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2020

	December 31, 2021	December 31, 2020
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6 and 45)	6,865,289	9,366,442
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 26 and 45)	11,933,349	12,402,450
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12 and 18)	39,042,051	29,952,641
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	17,086,274	17,020,839
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	336,064,666	300,374,775
Investments in joint ventures and associates (Note 13)	858,706	748,770
Investment properties (Note 14)	588,997	584,144
Premises and equipment (Notes 15 and 18)	2,761,710	2,908,460
Intangible assets (Note 16)	464,887	482,268
Assets held for sale (Note 17)	20,372	50,411
Current tax assets (Note 42)	22,491	74,840
Derivative assets (designated for hedging) (Notes 4, 11, 12, 26 and 45)	95,103	174,820
Net defined benefit assets(Note 24)	12,684	—
Other assets (Notes 18, 19 and 45)	160,048	169,555

Total assets	415,976,627	374,310,415

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20 and 26)	4,681,447	6,529,072
Deposits due to customers (Notes 4, 11, 21 and 45)	314,778,574	288,511,010
Borrowings (Notes 4, 11, 12, 22 and 45)	21,376,880	19,900,256
Debentures (Notes 4, 11 and 22)	26,478,289	21,866,767
Provisions (Notes 23, 44 and 45)	494,820	419,560
Net defined benefit liability (Note 24)	2,337	3,079
Current tax liabilities (Note 42)	484,984	317,679
Deferred tax liabilities (Note 42)	214,436	185,211
Derivative liabilities (designated for hedging) (Notes 4, 11, 12, 26 and 45)	20,287	28
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	22,616,804	12,883,990
Other liabilities (Notes 25 and 45)	166,250	173,507

Total liabilities	391,315,108	350,790,159

(Continued)

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2020 (CONTINUED)

	December 31, 2021	December 31, 2020
	(Korean Won in millions)
EQUITY
Owners’ equity:	24,554,884	23,422,853
Capital stock (Note 28)	3,581,392	3,581,392
Hybrid securities (Note 29)	2,555,166	3,105,070
Capital surplus (Note 28)	1,096,194	1,086,812
Other equity (Note 30)	(2,061,097)	(2,212,278)
Retained earnings (Notes 31 and 32)	19,383,229	17,861,857
Regulatory reserve for credit loss	(2,126,017)	(2,146,348)
Regulatory reserve for credit loss to reversed (reserved)	(317,559)	20,331
Planned reversal (provision) of regulatory reserve for credit loss	(317,559)	20,331
Non-controlling interests	106,635	97,403

Total equity	24,661,519	23,520,256

Total liabilities and equity	415,976,627	374,310,415

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
	(Korean Won in millions, except for per share data)
Interest income	8,434,027	8,549,223
Financial assets at FVTPL	22,318	23,414
Financial assets at FVTOCI	381,814	437,319
Financial assets at amortized cost	8,029,895	8,088,490
Interest expense	2,512,007	3,258,106

Net interest income (Notes 11, 34 and 45)	5,922,020	5,291,117

Fees and commissions income	1,119,034	1,049,554
Fees and commissions expense	186,644	203,414

Net fees and commissions income (Notes 11, 35 and 45)	932,390	846,140

Dividend income (Notes 11, 36 and 45)	283,257	120,490
Net gain on financial instruments at FVTPL (Notes 11, 37 and 45)	254,201	480,236
Net gain on financial assets at FVTOCI (Notes 11 and 38)	32,624	23,638
Net gain on disposals of financial assets at amortized cost	57,714	18,046
Net gain on disposals of loans and other financial assets at amortized cost	57,714	18,046
Impairment losses due to credit loss (Notes 39 and 45)	(196,775)	(535,254)
General and administrative expenses (Notes 40 and 45)	(3,606,715)	(3,547,041)
Other net operating expenses (Notes 40 and 45)	(606,024)	(771,680)

Operating income	3,072,692	1,925,692

Net gain on valuation of investments in subsidiaries and associates (Note 13)	60,050	93,881
Net other non-operating income (expense)	42,541	(231,583)

Non-operating income (expenses) (Note 41)	102,591	(137,702)

Net income before income tax expense	3,175,283	1,787,990

Income tax expense (Note 42)	790,177	417,685

Net income
(Net income after reflecting the provision of regulatory reserve for credit loss for the years ended December 31, 2021 and 2020 are 2,067,547 million Won and 1,390,636 million Won, respectively) (Note 32)	2,385,106	1,370,305

(Continued)

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (CONTINUED)

	2021	2020
	(Korean Won in millions, except for per share data)
Net gain on valuation of equity securities at FVTOCI	33,360	54,770
Share of other comprehensive loss of joint ventures and associates	(2,607)	(2,065)
Remeasurement gain related to defined benefit plan	59,421	13,122

Items that will not be reclassified to profit or loss	90,174	65,827

Net gain (loss) on valuation of debt securities at FVTOCI	(184,396)	12,570
Share of other comprehensive loss of joint ventures and associates	4,232	(186)
Gain (loss) on foreign currency translation of foreign operations	250,555	(154,100)
Gain on valuation of cash flow hedge	—	43

Items that may be reclassified to profit or loss	70,391	(141,673)

Other comprehensive income (loss), net of tax	160,565	(75,846)

Total comprehensive income	2,545,671	1,294,459

Net income attributable to:	2,385,106	1,370,305
Net income attributable to owners	2,375,525	1,363,224
Net income attributable to non-controlling interests	9,581	7,081

Total comprehensive income attributable to:	2,545,671	1,294,459
Comprehensive income attributable to owners	2,523,847	1,295,303
Comprehensive income (loss) attributable to non-controlling interests	21,824	(844)

Earnings per share (Note 43)
Basic and diluted earnings per share (In Korean Won)	3,115	1,720

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2020	3,381,392	3,660,814	287,480	(2,120,597)	17,345,985	22,555,074	100,016	22,655,090
Capital increase with consideration	200,000	—	798,887	—	—	998,887	—	998,887
Net income	—	—	—	—	1,363,224	1,363,224	7,081	1,370,305
Dividends to common stocks	—	—	—	—	(676,000)	(676,000)	(1,704)	(677,704)
Gain(loss) on valuation of financial assets at FVTOCI	—	—	—	67,249	—	67,249	91	67,340
Changes in other comprehensive income due to disposal of financial assets at FVTOCI	—	—	—	2,640	(2,640)	—	—	—
Changes in capital due to equity method	—	—	—	(2,251)	—	(2,251)	—	(2,251)
Changes in capital adjustments of investments using the equity method	—	—	—	(1,498)	—	(1,498)	—	(1,498)
Loss on foreign currency translation of foreign operations	—	—	—	(146,004)	—	(146,004)	(8,096)	(154,100)
Gain on valuation of cash flow hedge	—	—	—	43	—	43	—	43
Remeasurement gain (loss) related to defined benefit liability	—	—	—	13,042	—	13,042	80	13,122
Dividends to hybrid securities	—	—	—	—	(162,362)	(162,362)	—	(162,362)
Redemption of hybrid securities	—	(555,744)	—	(31,252)	—	(586,996)	—	(586,996)
Appropriation of retained earnings	—	—	—	6,350	(6,350)	—	—	—
Changes in capital adjustment	—	—	445	—	—	445	(65)	380

December 31, 2020	3,581,392	3,105,070	1,086,812	(2,212,278)	17,861,857	23,422,853	97,403	23,520,256

January 1, 2021	3,581,392	3,105,070	1,086,812	(2,212,278)	17,861,857	23,422,853	97,403	23,520,256
Capital increase with consideration	—	—	9,382	(303)	—	9,079	(11,297)	(2,218)
Net income	—	—	—	—	2,375,525	2,375,525	9,581	2,385,106
Dividends to common stocks	—	—	—	—	(680,200)	(680,200)	(1,295)	(681,495)
Gain (loss) on valuation of financial assets at FVTOCI	—	—	—	(151,121)	—	(151,121)	85	(151,036)
Changes in other comprehensive income due to disposal of financial assets at FVTOCI	—	—	—	(2,221)	2,221	—	—	—
Gain on valuation of equity method	—	—	—	1,625	—	1,625	—	1,625
Changes in capital due to equity method	—	—	—	1,497	—	1,497	—	1,497
Gain (loss) on disposal of investments in joint ventures and associates	—	—	—	946	(946)	—	—	—
Gain on foreign currency translation of foreign operations	—	—	—	238,330	—	238,330	12,225	250,555
Disposal of assets held for sale	—	—	—	(947)	947	—	—	—
Remeasurement of the net defined benefit liability	—	—	—	59,488	—	59,488	(67)	59,421
Dividends to hybrid securities	—	—	—	—	(144,923)	(144,923)	—	(144,923)
Redemption of hybrid securities	—	(549,904)	—	(27,365)	—	(577,269)	—	(577,269)
Appropriation of retained earnings	—	—	—	31,252	(31,252)	—	—	—

December 31, 2021	3,581,392	2,555,166	1,096,194	(2,061,097)	19,383,229	24,554,884	106,635	24,661,519

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,385,106	1,370,305
Adjustments:
Income tax expense	790,177	417,685
Interest income	(8,434,027)	(8,549,223)
Interest expense	2,512,007	3,258,106
Dividend income	(283,257)	(120,490)

	(5,415,100)	(4,993,922)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	62,853	24,032
Loss on financial assets at FVTOCI	15,812	787
Impairment losses due to credit loss	196,775	535,254
Loss on valuation of investments in joint ventures and associates	6,626	24,154
Loss on derivatives (designated for hedging)	93,084	9,389
Loss on fair value hedge	1,947	68,508
Losses related to other provisions	81,383	230,894
Retirement benefits	148,725	151,198
Depreciation and amortization	469,309	479,322
Loss on disposal of premises and equipment, intangible asset and other assets	2,398	2,255
Impairment loss on premises and equipment, intangible asset and other assets	276	7,789
Loss on foreign currency translation	33,051	264,049

	1,112,239	1,797,631

Deductions of incomes not involving cash inflows:
Gain on financial assets at FVTOCI	48,435	24,425
Gain on valuation of investments in joint ventures and associates	66,675	118,035
Gain on disposal of investments in joint ventures and associates	70,173	3,470
Gain on derivatives for hedging	—	66,993
Gain on hedged items (fair value hedge)	106,253	9,646
Reversal of provisions for other liabilities	102	157
Gain on disposal of premises and equipment, intangible assets and other assets	1,765	9,306
Reversal of premises and equipment, intangible assets and other assets	—	151
Gain on disposal of assets held for sale	48,430	85
Other incomes	35,717	20,600

	377,550	252,868

Changes in operating assets and liabilities:
Financial instruments at FVTPL	37,037	(368,796)
Loans and other financial assets at amortized cost	(32,122,023)	(21,092,285)
Other assets	16,549	(32,430)
Deposits due to customers	23,675,440	26,507,734
Provisions	(6,115)	(177,206)
Net defined benefit liability	(82,689)	(181,523)
Other financial liabilities	9,223,038	(2,664,578)
Other liabilities	(22,762)	2,898

	718,475	1,993,814

Cash received from operating activities:
Interest income received	8,476,294	8,828,929
Interest expense paid	(2,577,864)	(3,767,760)
Dividends received	283,142	120,186
Income tax paid	(470,820)	(269,399)

Net cash inflow from operating activities	4,133,922	4,826,916

(Continued)

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (CONTINUED)

	2021	2020
	(Korean Won in millions)
Cash flows from investing activities:
Cash inflows from investing activities:
Disposal of financial instruments at FVTPL	10,474,231	6,585,632
Disposal of financial assets at FVTOCI	21,645,907	20,512,186
Redemption of securities at amortized cost	6,425,062	5,661,472
Disposal of investments in joint ventures and associates	79,079	389,919
Disposal of investment properties	—	353
Disposal of premises and equipment	2,631	22,569
Disposal of intangible assets	500	—
Disposal of assets held for sale	91,321	180
Net decrease in other assets	74,262	26,643

	38,792,993	33,198,954

Cash outflows from investing activities:
Acquisition of financial instruments at FVTPL	12,693,496	8,409,909
Acquisition of financial assets at FVTOCI	30,522,451	23,044,313
Acquisition of securities at amortized cost	6,435,692	2,380,448
Acquisition of investments in joint ventures and associates	55,117	315,631
Acquisition of investment properties	—	2,413
Acquisition of premises and equipment	86,677	121,820
Acquisition of intangible assets	96,322	78,055

	49,889,755	34,352,589

Net cash outflow from investing activities	(11,096,762)	(1,153,635)

Cash flows from financing activities:
Cash inflows from financing activities:
Increase in borrowings	10,588,100	13,142,363
Issuance of debentures	13,152,334	7,630,826
Capital increase with consideration	—	998,887
Capital decrease with changes in non-controlling interests	1,623	—
Net increase of derivative financial instruments designated for hedging	6,892	—
Net increase of other liabilities	3,584	3,979

	23,752,533	21,776,055

Cash outflows from financing activities:
Decrease in borrowings	9,916,446	11,231,366
Redemption of debentures	8,764,907	8,458,009
Redemption of lease liabilities	163,298	192,053
Redemption of hybrid securities	587,650	598,850
Dividends paid to common stocks	680,200	676,000
Dividends paid to hybrid securities	144,923	162,362
Dividends paid to non-controlling interest	1,295	1,705
Net cash outflows from hedging activities	—	5,409

	20,258,719	21,325,754

Net cash inflow from financing activities	3,493,814	450,301

Net increase(decrease) in cash and cash equivalents	(3,469,026)	4,123,582

Cash and cash equivalents, the beginning of the year	9,366,442	6,162,029

Effects of exchange rate changes on cash and cash equivalents	967,873	(919,169)

Cash and cash equivalents, the end of the year (Note 6)	6,865,289	9,366,442

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

1.	GENERAL

(1)	Summary of the Parent company

Woori Bank (hereinafter referred to the “Bank”), which is a parent company in accordance with Korean IFRS 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

As of December 31, 2021, the Bank’s shares are wholly owned by Woori Financial Group Inc. (“Woori Financial Group”) which was established in accordance with the Financial Holding Companies Act on January 11, 2019. The Bank has 716 million shares and common stocks amounting to 3,581,392 million Korean Won.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 768 branches and offices in Korea, and 22 branches, branch office and 4 offices overseas as of December 31, 2021.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2021)
Subsidiaries	Main business	December 31, 2021	December 31, 2020
Woori Bank:
Woori America Bank	Finance	100.0	100.0	U.S.A.	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk (*5)	Finance	84.2	79.9	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
WOORI BANK(CAMBODIA) PLC. (*1) (*6)	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	December 31
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 2nd Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements as of (2021)
Subsidiaries	Main business	December 31, 2021	December 31, 2020
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	—
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori KC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	December 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Steel 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
SPG 1st (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Park I 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori DS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 4th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H chemical 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
HE the 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori HUB The 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori TS 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0		Korea	December 31
Woori Lotte Dongtan 1st Co. Ltd. (*2)	Asset securitization	0.0		Korea	December 31
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0		Korea	December 31
Woori Eco 1st Co. Ltd. (*2)	Asset securitization	0.0		Korea	December 31
Hermes STX Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	—
BWL First Co., LLC. (*2)	Asset securitization	—	0.0	Korea	—
Woori Dream 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	—
Woori Sinnonhyeon 1st Inc. (*2)	Asset securitization	—	0.0	Korea	—
Woori HJ 2nd Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	—
Woori QSell 2nd Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	—
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3) (*7)	Securities investment and others	98.8	98.5	Korea	December 31
HeungkukWoori Tech Company Private Placement Investment Trust No. 1 (*3) (*7)	Securities investment and others	98.0	98.0	Korea	December 31
AI Partners Water Supply Private Placement Investment Trust No. 2 (*3) (*7)	Securities investment and others	97.3	97.3	England	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*3) (*7)	Securities investment and others	99.4	99.4	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements as of (2021)
Subsidiaries	Main business	December 31, 2021	December 31, 2020
INMARK Spain Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	97.7	Korea	December 31
Woori G Noth America Energy Infrastructure Private Placement Investment Trust No. 1 (*3) (*7)	Securities investment and others	99.3	99.3	Korea	December 31
Woori G Japan Private Placement Investment Trust No. 1-2 (*3) (*7)	Securities investment and others	98.8	98.8	Korea	December 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No. 1 (*3) (*7)	Securities investment and others	99.9	99.9	Korea	December 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	December 31
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3) (*7)	Securities investment and others	98.0	99.5	Korea	December 31
WooriG Global Secondary Private Placement Investment Trust No. 1 (*3) (*7)	Securities investment and others	98.1	97.2	Korea	December 31
Woori G Japan Private Real Estate Investment Trust No. 1 (*3) (*7)	Securities investment and others	99.8	—	Korea	December 31
Woori G ESG Infra Development Private Placement Investment Trust No.1 (*3) (*7)	Securities investment and others	95.2	—	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3) (*7)	Securities investment and others	97.1	—	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3) (*7)	Securities investment and others	96.0	—	Korea	December 31
JB Airline Private Placement Investment Trust No.8 (*3)(*7)	Securities investment and others	97.0	—	Korea	December 31
Principle Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Principle and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	December 31
MAGI No.5 LuxCo S.a.r.l
ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	December 31

(*1)	A merger between subsidiaries occurred during the previous year.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Additional investments were made in subsidiaries for the year ended December 31, 2021.
(*6)	WB Finance Co., Ltd., a subsidiary, changed its name to WOORI BANK(CAMBODIA) PLC. for the year emded December 31, 2021.
(*7)	In accordance with the revision of the Capital Market Act, a hedge fund has been changed to a private equity fund.

(3)	The Group has not consolidated the following entities as of December 31, 2021 and 2020 despite having more than 50% ownership interest:

	As of December 31, 2021
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*1) (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1) (*2)	Korea	Securities Investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1) (*2)	Korea	Securities Investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1) (*2)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1) (*2)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1) (*2)	Korea	Securities Investment	55.2
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1) (*2)	Korea	Securities Investment	55.0
Midas Global Private Placement Real Estate Fund No. 7-2 (*1) (*2)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No. 3 (*1) (*2)	Korea	Securities Investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1) (*2)	Korea	Securities Investment	55.0
WooriG Woori Bank Partners Private Placement Investment Trust No. 1 (*1) (*2)	Korea	Securities Investment	92.6
WooriG Private Investment Trust No. 1 (*1) (*2)	Korea	Securities Investment	80.0
INMARK France Private Investment Trust No. 18-1 (*1) (*2)	Korea	Securities investment	93.8
Kiwoom-Vibrato Private Investment Trust 1-W(EUR) (*1) (*2)	Korea	Securities investment	99.5
WooriG Global Mid-market Secondaries Private Placement Investment Trust No. 1 (*1) (*2)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*1)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1) (*2)	Korea	Securities investment	50.0
Woori G Woori Bank Partners Private Placement Investment Trust No. 2 (*1) (*2)	Korea	Securities investment	90.9
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1 (*1) (*2)	Korea	Securities investment	65.0
WooriG Private Investment Trust No. 5 (*1) (*2)	Korea	Securities investment	87.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1) (*2)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Truns No.1 (*1)	Korea	Securities investment	50.0
Woori Inovative Growth New Deal Private Placement Investment Trust No.3 (*1)	Korea	Securities investment	79.8

(*1)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.
(*2)	In accordance with the revision of the Capital Market Act, a hedge fund has been changed to a private equity fund.

	As of December 31, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*)	Korea	Securities Investment	55.2
Woori Innovative Growth Professional Investment Type Private Investment Trust No. 1 (*)	Korea	Securities Investment	55.0
Midas Global Private Placement Real Estate Fund No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No. 3 (*)	Korea	Securities Investment	100.0
Woori Innovative Growth Professional Investment Type Private Investment Trust No. 2 (*)	Korea	Securities Investment	55.0
WooriG Woori Bank Partners Private Placement Investment Trust No. 1 (*)	Korea	Securities Investment	92.6
WooriG Private Investment Trust No. 1 (*)	Korea	Securities Investment	80.0
INMARK France Private Investment Trust No. 18-1 (*)	Korea	Securities investment	93.8
Kiwoom-Vibrato Private Investment Trust 1-W(EUR) (*)	Korea	Securities investment	99.3

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori America Bank	3,566,197	3,067,474	100,904	20,651	49,980
Woori Global Markets Asia Limited	606,543	457,734	16,641	7,666	19,781
Woori Bank China Limited	6,341,895	5,718,516	205,945	12,891	78,442
AO Woori Bank	521,807	458,899	21,767	5,331	6,599
PT Bank Woori Saudara Indonesia 1906 Tbk	3,790,150	3,026,996	218,460	47,296	91,282
Banco Woori Bank do Brasil S.A.	247,379	225,371	18,442	3,042	(2,959)
Korea BTL Infrastructure Fund	735,690	288	25,459	22,940	22,082
Woori Finance Myanmar Co., Ltd.	31,141	15,301	8,673	347	(3,210)
Wealth Development Bank	298,436	255,916	21,424	1,894	2,927
Woori Bank Vietnam Limited	3,023,277	2,544,372	97,179	27,357	71,226
WOORI BANK(CAMBODIA) PLC.	1,385,603	1,063,195	149,105	48,769	72,894
Woori Bank Europe	423,082	310,380	6,703	(649)	(772)
Money trust under the FISCM Act	1,433,822	1,403,542	27,492	(244)	(244)
Structured entity for securitization of financial assets	2,919,935	3,303,927	74,219	5,631	2,455
Structured entity for the investments in securities	1,506,475	51,159	33,121	16,243	24,407

	As of and for the year ended December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori America Bank	2,508,522	2,178,140	98,651	15,543	(5,778)
Woori Global Markets Asia Limited	474,521	345,492	17,010	3,951	(4,805)
Woori Bank China Limited	5,602,192	5,057,255	192,634	10,236	12,698
AO Woori Bank	390,029	333,720	18,042	3,386	(10,675)
PT Bank Woori Saudara Indonesia 1906 Tbk	2,984,924	2,424,869	220,596	30,019	(8,725)
Banco Woori Bank do Brasil S.A.	154,045	129,078	10,209	1,582	(6,022)
Korea BTL Infrastructure Fund	770,100	302	27,609	24,906	23,818
Woori Finance Cambodia PLC.	—	—	—	—	(1,102)
Woori Finance Myanmar Co., Ltd.	35,263	16,212	10,105	3,343	3,893
Wealth Development Bank	301,809	262,215	24,449	2,049	1,789
Woori Bank Vietnam Limited	2,240,874	1,833,194	76,833	18,436	(1,477)
WOORI BANK(CAMBODIA) PLC.	847,060	597,546	104,563	30,627	18,034
Woori Bank Europe	323,116	277,022	5,933	(11,725)	(9,989)
Money trust under the FISCM Act	1,545,395	1,514,872	37,799	(90)	(90)
Structured entity for the securitization of financial assets	2,598,086	2,994,385	73,122	10,105	12,167
Structured entity for the investments in securities	224,913	52,024	11,454	3,943	(1,317)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of December 31, 2021 and 2020, the Group provides 2,423,131 million Won and 2,532,518 million Won of credit facilities for the structured entities mentioned above. As of December 31, 2021 and 2020, the purchase commitment amount is 1,014,549 million Won and 262,339 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with Korean IFRS 1110 are as follows:

The ownership interests on unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group bears related risks by the purchase commitments of asset-backed securities or issuance of asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose vehicles for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finance money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’, and may be exposed to losses due to reduction in investment value. As of December 31, 2021 and 2020, the invested in MMF(Money Market Fund) amounted to 841,977 million Won and 397,223 million Won, respectively, and there are no additional MMF-related commitments.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions): The maximum exposure to risks includes the amounts that are recognized in the financial statements and will be confirmed when certain conditions are met in the future such as investments, purchase commitments, credit facilities and others.

	December 31, 2021
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	9,850,415	71,748,569	89,531,669
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	7,936,625	2,827,956	4,394,743
Financial assets at FVTPL	—	3,366	4,174,912
Financial assets at FVTOCI	3,878,882	46,478	—
Financial assets at amortized cost	4,057,573	2,775,503	71,622
Investments in joint ventures and associates	—	—	148,209
Derivative assets	170	2,609	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	480	1,403	—
Derivative liability	—	673	—
Other liabilities (provisions)	480	730	—
The maximum exposure to risks	8,116,171	3,838,653	8,547,148
Investments	7,936,625	2,827,956	4,394,742
Purchase agreement	—	20,000	4,152,406
Credit facilities	179,546	990,697	—
Loss recognized on unconsolidated structured entities	94	2,703	55,366

	December 31, 2020
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	2,086,576	49,958,829	39,294,105
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	274,469	2,919,325	3,166,573
Financial assets at FVTPL	—	124,474	2,986,520
Financial assets at FVTOCI	163,808	41,378	—
Financial assets at amortized cost	109,008	2,742,908	39,955
Investments in joint ventures and associates	—	5,958	140,066
Derivative assets	1,653	4,607	32
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	130	826	—
Other liabilities (provisions)	130	826	—
The maximum exposure to risks	596,398	3,938,981	7,872,658
Investments	274,469	2,919,325	3,166,573
Purchase agreement	—	49,383	4,628,088
Credit facilities	321,929	970,273	77,997
Loss recognized on unconsolidated structured entities	—	818	16,866

(7)

The share of non-controlling interests on the net income and equity of subsidiaries of which non-controlling interests that are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	December 31, 2021	December 31, 2020
PT Bank Woori Saudara Indonesia 1906 Tbk	87,741	79,890
Wealth Development Bank	20,835	19,521

2)	Net income or loss attributable to non-controlling interests

	2021	2020
PT Bank Woori Saudara Indonesia 1906 Tbk	8,619	6,040
Wealth Development Bank	928	1,130

3)	Dividends to non-controlling interests

	2021	2020
PT Bank Woori Saudara Indonesia 1906 Tbk	1,262	1,669

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Group maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The significant accounting policies applied in the preparation of consolidated financial statements as of and for the year ended December 31, 2021 are stated below, and the accounting policies applied are identical to ones used in the preparation of previous year’s consolidated financial statements, except for the effects of adopting new standards or interpretations as explained below.

The consolidated financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the consolidated financial statements of the Group was initially approved by the board of directors on February 9, 2022, and were revised and approved on March 14, 2022, and is planned for an approval in the annual shareholder’s meeting on March 24, 2022.

1)	From the accounting period beginning on January 1, 2021, the Group has newly applied the following amendments and interpretations.

i)

Korean IFRS 1109 ‘Financial Instruments’, Korean IFRS 1039 ‘Financial Instruments : Recognition and Measurement’, Korean IFRS 1107 ‘Financial Instruments: Disclosures’, Korean IFRS 1104 ‘Insurance Contracts’ and Korean IFRS 1116 ‘Lease’; Interest Rate Benchmark Reform-Phase 2

The amendment indicates that the effective interest rate shall be adjusted rather than the carrying amount when changing the interest rate benchmark for financial instruments measured at amortized cost. In addition, it allows hedge accounting to continue without interruption even when changes to interest rate benchmark occur in the hedging relationship.

The Group has derivatives, loans and debentures directly affected by ‘Interest Rate Benchmark Reform’, and is working on a project to convert contracts referencing existing interest rate indicators into alternative indicators aimed at minimizing business disruptions, mitigating operational risk and reducing possible financial losses. In accordance with the transition provisions, the amendments were applied retrospectively to the hedging relationship and financial instruments. Comparative consolidated financial statements have not been restated and there is no effect of the adoption of the amendments on the underlying reserves.

From the accounting period beginning on January 1, 2021, the Group has applied the ‘interest rate indicator reform 2nd stage’, which is an amendment to K-IFRS Nos. 1109, 1039, 1107 and 1116. Accordingly, the amendments have been applied retrospectively to hedging relationships and financial instruments. The comparative financial statements have not been restated, and the adoption of the amendments has no effect on the basic reserve.

①	Hedging relationship

Phase 2 amendments have considered matters arising from interest rate benchmark reform, including the timing to discontinue applying ‘Phase 1 amendments’, to update designation and documentation for hedge, and to allow alternative benchmark rates to hedged risks.

Phase 1 amendments include temporary exceptions to relieve from applying specific hedge accounting requirements to hedging relationships that were directly affected by interest rate benchmark reform. Before a contract is changed due to these reliefs, the reform generally does not discontinue applying hedge accounting. However, the ineffective portion of the hedges is recorded in the statements of profit or loss continuously. The amendments also set out timing to end of application of the exceptions, including the timing when the uncertainty arising from the reform is no longer present.

The Group has applied the reliefs in relation to the following hedge accounting, provided under the Phase 2 amendments, for the first time their annual reporting period commencing January 1, 2021.

Designation of hedging relationships: When the application of Phase 1 amendments are discontinued, the Group will amend the designation of hedging relationships to make change one or more of the followings, to reflect the changes required by the interest rate benchmark reform:

-	designating the alternative benchmark rate (contractually or non-contractually specified) as a hedged risk;

-	amending the description of the hedged items (including the description of the designated portion for the cash flows or fair value being hedged);

-	amending the description of the hedging instruments

The Group will amend the documentation of the hedging relationships to reflect the changes until the end of the reporting period. These amendments of hedge documentation would not require discontinuing the hedging relationships.

②	Financial instruments measured at amortized cost

For financial instruments measured at amortized cost(including financial assets at FVTOCI-debt instruments), the phase 2 amendments do not require the financial instrument to recognize gains or losses from the change because the change in the contractual cash flow basis required by the interest rate reform is reflected by adjusting the effective interest rate.

A similar practical expedient exists for lease liabilities. This practical expedient is applicable only to changes required by interest rate indicator reform. When the changes are necessary as a direct result of Interest Rate Benchmark Reform and the new criteria for determining contractual cash flows are economically equivalent to the previous one, it is considered as a required change due to Interest Rate Benchmark Reform.

If some or all of the changes in the instrument’s contractual cash flow calculation criteria do not meet the above criteria, the Group shall first apply the practical expedient to the changes made under the Interest Rate Benchmark Reform and then apply the general financial instrument requirements(In other words, the entity shall determine whether a modification or elimination is made and recognizes immediately in profit or loss any modification on financial instrument which has not been eliminated).

For lease liabilities which basis for determining contractual cash flows is changed, as a practical expedient, the lease liabilities are remeasured at a discount rate that reflects the change in interest rates due to the Interest Rate Benchmark Reform. If an additional lease change is made in addition to the lease changes required by the Interest Rate Benchmark Reform, the general requirements of Korean IFRS 1116 apply to the accounting for all simultaneous lease changes, including those required by the Interest Rate Benchmark Reform.

The details of financial instruments that have not completed the LIBOR-related conversion to interest rates benchmark as of December 31, 2021, are as follows. Non-derivative financial instruments have the carrying amount. Derivatives and commitments and financial guarantees have the nominal amount. (Unit: Korean Won in millions)

	USD (*1)		EUR	GBP	JPY	CHF	BBSW
	Total amount (*2)	Interest rate substitution clause
Non-derivative financial assets
Financial assets at FVTOCI	662,878	194,084	—	—	—	—	—
Financial assets at amortized cost	5,204,049	2,337,327	24,514	134,369	87,788	—	—

Sub-total	5,866,927	2,531,411	24,514	134,369	87,788	—	—

Non-derivative financial liabilities
Financial assets at amortized cost	657,953	574,968	—	—	—	—	—
Derivatives
Interest rate related (for trading)	26,757,719	26,327,929	—	344,854	—	1,297	—
Currency related (for trading)	35,169,303	35,169,303	—	407,264	175,422	—	—
Interest rate related (for hedging)	2,193,175	2,193,175	—	—	—	—	128,834

Sub-total	64,120,197	63,690,407	—	752,118	175,422	1,297	128,834

Commitments and financial guarantees	1,167	—	7,374	—	1,854	—	—

(*1)	Financial instruments related to USD Libor (overnight rate, 1, 3, 6, 12 month rates) that are expired before June 30, 2023 are excluded.
(*2)	For contracts that do not have an interest rate alternative clause, we are in the process of negotiating to add an interest rate alternative clause.

The KRW CD interest rate is planned to be replaced by the Korea Overnight Financing Repo Rate (KOFR) in the long term, but the policy direction to activate the replacement rate or when the CD rate calculation will be stopped is not clear.

ii)	Amendments to Korean IFRS 1116 Lease - COVID-19 related rent concession continuously offered after June 30, 2021

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. The scope of the practical expedient has been expanded to reduce lease fees that affect lease payments due on or before June 30, 2022. Lessee should consistently apply practical expedients to contracts with similar characteristics in similar circumstances. The amendment has been applied earlier from April 1, 2021, and the Group early adopted the amendment. The amendment does not have a significant impact on the consolidated financial statements.

2)

The details of Korean IFRS that have been issued and published as of December 31, 2021 but have not yet reached the effective date, and which the Group has not applied at an earlier date are as follows:

i)	Amendments to Korean IFRS 1103 ‘Business Combination’ – Definition of a Business

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, and Korean IFRS 2121 ‘Levies’. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

ii)	Amendments to Korean IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

iii)	Amendments to Korean IFRS 1001 ‘Presentation of Financial Statements’ – Disclosure of ‘Accounting Policy’

To define and disclose material accounting policies, and to provide guidance on how to apply the concept of materiality, ‘Accounting Policy Disclosure’ of the IFRS Practice Statement 2 has been amended. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

iv)	Amendments to Korean IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ – Definition of ‘Accounting Estimates’

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

v)	Amendments to Korean IFRS 1012 ‘Income Taxes’ – deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

vi)	Annual Improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

-	Korean IFRS 1101 ‘First time Adoption of Korean International Financial Reporting Standards’ - Subsidiaries that are first-time adopters

-	Korean IFRS 1109 ‘Financial Instruments’ - Fees related to the 10% test for derecognition of financial liabilities

-	Korean IFRS 1116 ‘Leases’ - Lease incentives

The above enacted or amended standards will not have a significant impact on the Group.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Bank and the entities (including structured entities) controlled by the Bank (and its subsidiaries, which is the “Group”). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•

Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owner of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

If a subsidiary uses accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the subsidiary’s accounting policies conform to those of the Group to prepare the consolidated financial statements.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full when preparing the consolidated financial statements.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the parent company.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under Korean IFRS 1109 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Group in exchange for control of the acquiree, liabilities assumed by the Group for the former owners of the acquiree and the equity interests issued by the Group. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under Korean IFRS 1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with Korean IFRS 1012 Income Taxes and Korean IFRS 1019 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with Korean IFRS 1102 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in profit or loss (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence, and that is not a subsidiary or a joint venture. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of the current period and the assets and liabilities of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with Korean IFRS 1109 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in profit or loss and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with Korean IFRS 1105.

The requirements of Korean IFRS 1028 - Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with Korean IFRS 1036 - Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with Korean IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

-	its assets, including its share of any assets held jointly;

-	its liabilities, including its share of any liabilities incurred jointly;

-	its revenue from the sale of its share of the output arising from the joint operation;

-	its share of the revenue from the sale of the output by the joint operation; and

-	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with Korean IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(6)	Revenue recognition

Korean IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

1)	Revenues from contracts with customers

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Group shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group is recognizing revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Consumer banking segment.

⑧	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

2)	Revenues from sources other than contracts with customers

①	Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points(limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate, but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination costs and is being added or deducted to/from interest income on loans using effective interest rate method.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to the consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation and is translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in equity.

(8)	Cash and cash equivalents

The Group is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Group evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

-

The accounting policies and purpose specified for the portfolio, the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

-	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

-	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

-	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

-	Frequency, amount, timing and reason for sale of financial assets in the past and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

-	Conditions that lead to modification of timing or amount of cash flows

-	Contractual terms that adjust contractual nominal interest, including floating rate features

-	Early payment features and maturity extension features

-	Contractual terms that limit the Group’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

-	Terms of holding multiple contractually linked financial tranche that concentrate credit risk.

In such case, credit risk comparison information of the instrument itself, the contractual cash flow characteristics of underlying financial instrument group and the underlying financial instrument group

①	Financial assets at FVTPL

The Group is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and fair value gains or losses are recognized in profit or loss. Transaction costs related to acquisition at initial recognition is recognized as expense immediately upon its occurrence.

The Group may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost and is subsequently measured in fair value. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument) and reclassified within the equity for FVTOCI (equity instruments).

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Gain or loss arising from financial liabilities at FVTPL is recognized in profit or loss when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under Korean IFRS 1109 Financial Instruments.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Group modifies the business model used to manage financial assets. When the Group modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Group does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Group recognizes financial assets to the extent of its continuing involvement. If the Group holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Group allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in the consolidated financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Group concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Group’s transactions involving derivatives such as futures and exchange traded options are measured at market value. For exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c)	Adjustment of valuation amount

The Group is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Group’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Group recognizes loss allowance on expected credit losses for the following assets:

-	Financial assets at amortized cost

-	Debt instruments measured at FVTOCI

-	Contract assets as defined by Korean IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with Korean IFRS:

-	General approach: Financial assets that do not belong to below two models and unused loan commitments

-	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

-	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

Financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. Changes in loss allowance due to subsequent recoveries of amounts previously written off are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from other comprehensive income to net income.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Group has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

The Group is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Software and others	4 to 5 years or contract period

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized, but is subject to an impairment test at the cash-generating unit level every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Group’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.

(15)	Leases

The Group determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Group uses the definition of a lease in Korean IFRS 1116.

1)	The Group as a lessee

The Group recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date(less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that cannot be readily determined, the Group uses its incremental borrowing rate. The Group generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments (including in-substance fixed payments)

-	Variable lease payments that depend on an index(or a rate), initially measured using the index or rate as at the commencement date

-	Amounts expected to be payable by the lessee under residual value guarantees

-

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

During the current financial year, the financial effect of revising lease terms to reflect the effect of exercising extension and termination options was an increase in recognized lease liabilities and right-of-use assets of 9,076 million Won.

In the statement of financial position, the Group classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Group has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2)	The Group as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Group allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Group classifies its leases as either an operating lease or a finance lease at the commencement date.

The Group subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Group applies Korean IFRS 1115 to allocate the consideration of the contract.

The Group applies derecognition and impairment provisions of Korean IFRS 1109 to its net investment in the lease. The Group also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Group recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Group has applied as a lessor is not different from Korean IFRS 1116.

(16)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of Korean IFRS 1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of Korean IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2)	Hedge accounting

The Group is designating certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Group is documenting the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Group documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

-	When there is an economic relationship between the hedged items and hedging instruments.

-	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

-

When the hedge ratio of hedging relationship is equal to the proportion of the number of items that the group actually hedges and the number of hedging instruments that the Group actually uses to hedge the number of hedged items

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial book value of the recognized non-monetary items. Such transfers does not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in profit or loss. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

4)	Cash flow hedge

The Group recognizes the effective portion of changes in the fair value of derivatives and other valid hedging instruments that are designated and qualified as cash flow hedges in other comprehensive income, to the extent of cumulative fair value changes of the hedged item from the date of hedge accounting. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial book value of the recognized non-monetary assets or liabilities. Such transfers do not affect other comprehensive income. Also, if accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. At the point of cessation of cash flow hedge, the valuation gain or loss recognized as accumulated other comprehensive income continues to be recognized as equity, and is reclassified to profit or loss when the expected transaction is ultimately recognized as profit or loss. However, when transactions are no longer expected to occur, the valuation gain or loss of hedging instrument recognized as accumulated other comprehensive income is immediately reclassified to profit or loss.

(17)	Assets (or disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18)	Provisions

Provisions are recognized if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. Provisions are not recognized for the future operating losses.

The Group recognizes provision related to the payment guarantees, loan commitment and litigations. Under the terms of lease agreement, the cost incurred by the Group to recover the leased asset to its original state are recognized as provisions at the commencement of the lease or during a specific period in which the obligation is incurred as a result of the using the asset. The provisions are measured as the best estimate of the expenditure required to recover the asset, which is regularly reviewed and sated to the new situation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(19)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

If the Group reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(20)	Financial guarantee contracts

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

-	Loss allowance in accordance with Korean IFRS 1109

-	Initial book value less accumulated profit measured in accordance with Korean IFRS 1115

(21)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Group recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Group does not have legal obligation to do so because it can be construed as constructive obligation.

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the consolidated statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either the date when the Group is no longer able to cancel its proposal for termination benefits or the date when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the Group, and the refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis.

In response, the Group paid taxes in accordance with Korean IFRS 2123 due to the tax authority’s claim but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(23)	Criteria of calculating earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

The spread of Coronavirus disease 2019 (“COVID-19”) has a material impact on the global economy including Korea. Financial and economic shocks may have a negative impact in various forms on the financial condition and financial performance of the Group. However, the Korean government is providing unprecedented supports; such as, loan deferment, to mitigate the negative impact. Despite these various forms of government supports being announced, the negative impact of the global economy from COVID-19 continues.

The Group determined that the credit risk of loan affected by the loan deferment has significantly increased; and evaluated that the possibility of default is high. The Group will continue to assess the adequacy of forward-looking information related to the duration of the impact of COVID-19 on economy and government policies.

Total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment, total loans that changed its stage from 12-month to lifetime expected credit losses (Stage 2), and the expected credit loss allowances recognized additionally are as follows:

		December 31, 2021	December 31, 2020
Total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment	Corporate	2,428,496	1,697,899
	Retail	167,146	122,425

	Total	2,595,642	1,820,324

Total loans that changed its stage from 12-month to lifetime (Stage 2) expected credit losses	Corporate	2,125,492	1,548,805
	Retail	134,920	101,721

	Total	2,260,412	1,650,526

The expected credit loss allowances that be additionally recognized	Corporate	275,057	210,173
	Retail	9,657	9,058

	Total	284,714	219,231

In addition, as of December 31, 2021, the Group applied the overlay in consideration of the potential for insolvency due to market interest rate hikes and the increase in economic uncertainty due to the accelerated spread of COVID-19 when forecasting the future economy.

As of December 31, 2021, the monetary effect of the provision for expected credit loss due to the application of the future economic forecast overlay is as follows. (Unit: Korean Won in millions):

Increase in provision for expected credit loss
Corporate	48,583
Retail	6,237
Total	54,820

(1)	Income taxes

The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2. Basis of Preparation and Significant Accounting Policies-(9)-5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each tenant for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss, allowance payment guarantee and unused commitment.

The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

The measurement of expected credit loss is described in 4. Risk management (1) 3) Measurement of expected credit loss.

(4)	Defined benefit plan

The Group operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, measurement, assessment, control, monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee, at the top decision-making level, makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the potential financial losses that may incur in the future when the counterparty refuses to fulfill or lost the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

a.	Credit facilities limit management

The Group calculates and manages the appropriate borrowing limits by aggregation, business and industry through managements of aggregation, total exposure and portfolio.

b.	Review organization and role

①	Large enterprise loan credit department

-	Examination, approval, and follow-up management of loans to large enterprise es (including small and medium enterprises affiliated with major debt affiliates)

-	Examination, approval, and follow-up management of loans to government agencies, public (More than 50% of investments and contributions) and other corporations

-	Examination, approval, and follow-up management of overseas branches and local corporations of domestic corporations

-	Examination, approval, and follow-up management of relevant real estate PF (large construction enterprises or non-confirmed)

-	Examination, approval, and follow-up management of Investment Banking activities of IB Group

-	‘General access to the credit management for the group of affiliated enterprises,’ etc. prescribed by the Regulation on Supervision of Banking Business, etc.

②	Small and medium-sized enterprise loan credit department

-	Examination, approval, and follow-up management of loans to Small and medium-sized corporations (excluding small and medium enterprises affiliated with major debt affiliates)

-	Examination, approval, and follow-up management of loans to public (Less than 50% of investments and contributions) and other corporations

-	Consultation on loan examination, and agreement on the approval (including follow-up) of overseas branches and local corporations of the enterprises

-	Examination, approval, and follow-up management of relevant real estate PF (Small- and medium- construction enterprises or non-confirmed)

-	Examination, approval, and follow-up management, etc. of business loans related to housing city fund loans

③	Personal loan credit department

-	Examination, approval, and follow-up management of personal and individual business loans

-	Examination and approval of collective loans (including cases where construction enterprise is subject to workout)

④	Corporation workout department

-	General management of enterprises subject to workout, etc.

-	General management of enterprises subject to pre-workout, etc. with the management on the borrower in the course of corporate rehabilitation procedures.

-	Workout activities such as the establishment and implementation of corporate workout plans performed for relevant enterprise.

-	Pre-workout activities such as the establishment and implementation of corporate management diagnosis and management plans performed for relevant enterprise.

-	Credit examination, approval, setting total exposure limit and follow-up management for relevant enterprise.

-	Examination and execution of loans for sound post-management of rehabilitation bonds such as examination, approval, and follow-up management of overseas branches and local corporations of the relevant enterprise.

⑤	Global IB Review Department

-	Credit examination, approval and follow-up management related to IB Group Investment Banking

-	Credit examination, approval, and follow-up of overseas branches of domestic companies, local subsidiaries, and pure overseas companies

-	Support for related tasks such as credit screening and follow-up management of overseas review centers

-	Establishing and managing Total Exposure limits for affiliated companies

-	Management of approved loans (deferred, asset soundness, portfolio, etc.)

-	Credit limit management designated by the Banking Act for the affiliated companies

c.	Credit screening and follow-up management

①	Objective

-	To maintain appropriate credit ratings and improve asset health

②	Main activities

-	Review the adequacy of credit and credit ratings, and maintain the consistency in application of ratings.

-	Review the appropriateness of asset forward looking criteria and the provision for credit losses.

-	Overall analysis of loan portfolio quality.

-	Inspection of compliance with loan policies and relevant regulations, and recommendation for modification of policies.

-	Review the appropriateness of loan approval and compliance with loan commitments.

-	Post-inspection of the operation manager’s discretionary decision for loans.

-	Assessing the accuracy of the identification of bad loans and the timeliness of actions taken by the person in charge of the loan.

ii)	Current status by measurement method

a.	Method of calculating risk-weighted assets

①	The Group calculates the risk-weighted assets of the credit risk by obtaining approval of the internal rating based approach.

②	The internal rating based approach meets the qualitative and quantitative requirements set by the Financial Supervisory Service, including the use of advanced techniques in risk measurement, as well as the establishment of an internal control and risks management system. It enables more accurate measurement and management of credit risk than the standard method.

-	The internal rating based approach

Risk-weighted assets are calculated by applying self-estimated risk measurement factors such as probability of default (PD), loss given default (LGD), exposure at default (EAD), and effective maturity (M) according to the internal rating of the Group.

b.	Overview and utilization scope of credit rating evaluation model

<Overview of corporate credit rating model>

①	Definition of corporate credit rating model

The evaluation model is the assessment of the possibility of default by the counterparty. It includes both scoring assessments that are evaluated according to quantitative methods using financial statements, etc., representative assessments that are evaluated according to quantitative methods using loans, receipts, etc. of the representative’s subsidiaries and other financial institutions, and Judgment evaluations that are evaluated by the evaluator’s subjective judgment. This represents that the degree of credit risk assessed is presented in a systematic manner.

②	Operation of corporate credit rating model

-	General corporate evaluation model: Classified to external audit based on Korean IFRS, external audit based on GAAP, non-external audit 1, non-external audit 2 and personal business based on their total assets, sales volume, accounting standards, external audit determination, loan size and types of business; such as individuals or corporations.

-	Evaluation model of local governments

-	Evaluation model of public institutions

-	Evaluation model of finance institutions: Banks, insurance companies, financial investment, and other financing

-	Evaluation model of overseas companies

-	Evaluation model of non-profit organization: Private schools, medical institutions, religious organizations, and other organizations

-	Special financial evaluation model: PF, OF, CF, IPRE, HVCRE

③	Corporate credit rating system

The corporate credit rating system is divided into 14 grades (13 normal, 1 default) system, and each credit rating is presented in English (AAA~D).

<Overview of retail credit rating model>

①	Definition of retail credit scoring model

This is a model that determines credit rating of retail loan customers by calculating credit score statistically using the customer information, and operates two types of scoring system which are Application Scoring System and Behavior Scoring System according to applicable borrowers’ loan types.

-	Application Scoring System(ASS) : The model determines credit rating by statistically calculating credit score for new retail loan applications using personal information, transaction information and credit information.

-	Behavior Scoring System(BSS) : The model determines credit rating by statistically calculating credit score for existing retail loans using transaction information and credit information.

②	Operation of retail credit scoring model

-	SOHO loan credit scoring model : ASS / BSS scoring model

-	Household loan credit scoring model : ASS / BSS scoring model

③	Retail credit scoring model evaluation system : Presented in number from grade 1 to 10.

<Utilization score of credit rating evaluation model>

①	Utilizes as a key component in calculating BIS credit risk-weighted assets

②	Supports prompt loan decision-making by applying for interest rate (pricing), and discretionary decision-making, etc.

③	Utilizes to measure overall risk such as assets forward looking and provisions for the credit losses

④	Utilizes as an indicator of RAPM and relevant performance measurement.

c.	Control structure for credit evaluation system (including content related to grade change)

①	Securing the independence of granting credit rating

The credit rating is granted through the evaluation department (large enterprises, medium enterprises, individuals, etc.) that is independent from the sales department, but the head of the sales department has authority to grant credit ratings to small-scale loans according to the size of the loans. The Group clearly defines and operates procedures such as override, check list, authority and procedures, and review when granting credit ratings. For credit ratings granted by a sales branch and the evaluation department, periodic and regular loan reviews are performed by the credit supervision department to assess the consistency and timeliness of credit ratings

②	Securing independence of credit risk control operations

The credit risk management department within the risk management group that is independent of the sales department is responsible for the design, monitoring/supervision of operation and performance, on-going review and modification. The credit risk management department conducts self-validation and monitoring of credit ratings, development and implementation of credit rating models.

③	Validation of credit evaluation systems by an independent third party

To secure the adequacy of credit evaluation system, the risk management group model validation team that is independent from the credit evaluation system department conducts validation of credit evaluation system. The model validation team conducts periodic validation to assess the design adequacy of credit evaluation system, to determine whether new BIS satisfies with minimum requirements and to validate the utilization and calculation methods of risk measurement components (PD, LGD, EAD, etc.).

A third-party review is conducted in an inspection room for the development/implementation of credit risk management department’s credit risk model, estimation of risk measurement factors, and the third party’s validation activities of the model validation team.

④	Strengthen the role of the Board of Directors and management

Major decision-making related to the credit evaluation system and risk measurement factors are carried out in the approval process of the Risk Management Council and the Committee (Board of Directors). Issues related to validation and monitoring of credit evaluation systems and risk measurement elements are regularly reported to the Risk Management Council and the Committee (Board of Directors).

d.	Scope of application of internal rating method

BIS Ratio calculation method		Exposure category	Date of approval
Standard method	Permanent standard method	Government, public institutions, banks	October 30, 2008
	Standard method	Subsidiaries, overseas branches, other assets	October 30, 2008

Internal rating method

Large/small, medium-sized enterprise exposure (external audit IFRS, exposure audit GAAP, non-external audit1, non-external audit2, personal business model), retail exposure, asset-backed exposure(Credit Rating Act)

October 30, 2008 February 13, 2015

Stepwise application		Special financing, financial institutions, non-profit organizations, and public institutions	October 30, 2008

iii)	Measurement of expected credit loss

Korean IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired

Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period, the Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, assets soundness, early warning system, days past due and other. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis. The Group performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating (*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

(*)	The Group has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Indicators of significant decrease in credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step

Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 10	More than 1 step

The Group sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Probability of default (PD) and loss given default (LGD) for each category of financial asset are being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate, consumer price index change rate in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

-	Development of estimation models through regression analysis of corporate retail/year-by-year default rate and macroeconomic indicator data by year

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative (-) Correlation
Personal consumption expenditures increase/decrease rate	Negative (-) Correlation
Consumer price index change rate	Negative (-) Correlation

-

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

-	Forecast of macroeconomic variables

✓	Probability weight

As of December 31, 2021, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
Probability weight	55.59	13.37	31.04

✓	Economic forecast of each major macroeconomic variables by scenario (prospect period: 2022)

As of December 31, 2021, the forecasts of major macroeconomic variables by scenario is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
GDP growth rate	3.00	3.22	2.60
Personal consumption expenditures increase/decrease rate	3.60	4.01	2.85
Consumer price index change rate	2.00	2.10	1.82

As of December 31, 2021 and 2020, the sensitivity of the provision for expected credit losses due to changes in macroeconomic indicators is as follows (Unit: Korean Won in millions):

			December 31, 2021
Corporate	GDP growth rate	Increase by 1% point	(68,140)
		Decrease by 1% point	74,495
	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(40,654)
		Decrease by 1% point	43,028
Retail	GDP growth rate	Increase by 1% point	(8,798)
		Decrease by 1% point	9,163
	Consumer price index change rate	Increase by 1% point	(29,469)
		Decrease by 1% point	34,352

			December 31, 2020
Corporate	GDP growth rate	Increase by 1% point	(86,086)
		Decrease by 1% point	96,177
Retail	Consumer price index change rate	Increase by 1% point	(15,807)
		Decrease by 1% point	17,119

-

The increase rate between the measured default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected in the estimate applied for the current year.

iv)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees loan commitment.

The maximum exposure to credit risk as of December 31, 2021 and 2020 is as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2020
Loans and other financial assets at amortized cost	Korean treasury and government agencies	14,911,273	9,704,125
	Banks	23,993,499	18,725,380
	Corporates	120,509,302	107,185,408
	Retail	176,650,594	164,759,862

	Sub-total	336,064,666	300,374,775

Financial assets at FVTPL (*1)	Due from banks	65,072	48,796
	Debt securities	1,471,718	1,321,160
	Loans	10,623	9,698
	Derivative assets	4,802,957	6,908,521

	Sub-total	6,350,370	8,288,175

Financial assets at FVTOCI	Debt securities	38,126,977	28,948,141
Securities at amortized cost	Debt securities	17,086,274	17,020,839
Derivative assets	Derivative assets (designated for hedging)	95,103	174,820
Off-balance accounts	Guarantees (*2)	12,913,362	11,672,101
	Loan commitments	70,387,647	74,944,921

	Sub-total	83,301,009	86,617,022

Total		481,024,399	441,423,772

(*1)	Financial instruments available for put are not included.
(*2)	Those guarantees include financial guarantees of 3,885,937 million Won and 4,026,027 million Won as of December 31, 2021 and 2020, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2021
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	312,835,906	5,620,622	3,742,328	212,821	805,683	12,847,306	336,064,666
Securities at amortized cost	16,785,265	92,880	27,018	—	—	181,111	17,086,274
Financial assets at FVTPL	4,220,406	1,330	1,188,358	195,048	61,315	683,913	6,350,370
Financial assets at FVTOCI	34,242,133	808,359	1,713,435	1,755	23,193	1,338,102	38,126,977
Derivative assets (designated for hedging)	17	—	95,086	—	—	—	95,103
Off-balance accounts	79,274,578	1,001,429	375,929	31,116	32,402	2,585,555	83,301,009
Guarantees	10,783,987	590,990	167,541	31,116	32,402	1,307,326	12,913,362
Loan commitments	68,490,591	410,439	208,388	—	—	1,278,229	70,387,647

Total	447,358,305	7,524,620	7,142,154	440,740	922,593	17,635,987	481,024,399

The credit risk exposure of the previous year with the current year’s criteria for regional classification is as follows:

	December 31, 2020
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	284,679,230	5,074,761	3,054,264	147,289	802,038	6,617,193	300,374,775
Securities at amortized cost	16,749,531	—	110,597	—	—	160,711	17,020,839
Financial assets at FVTPL	4,740,869	1,414	1,083,096	493,285	480,760	1,488,751	8,288,175
Financial assets at FVTOCI	25,966,333	608,893	1,092,636	5	5,460	1,274,814	28,948,141
Derivative assets (designated for hedging)	—	—	165,458	3,740	—	5,622	174,820
Off-balance accounts	83,754,499	1,393,734	398,400	37,326	31,704	1,001,359	86,617,022
Guarantees	10,774,848	484,761	147,848	37,326	31,704	195,614	11,672,101
Loan commitments	72,979,651	908,973	250,552	—	—	805,745	74,944,921

Total	415,890,462	7,078,802	5,904,451	681,645	1,319,962	10,548,450	441,423,772

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2021 and 2020 (Unit: Korean Won in millions):

	December 31, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	64,532,721	36,697,082	43,850,125	3,259,250	172,270,921	15,454,567	336,064,666
Securities at amortized cost	479,291	—	7,061,770	250,607	—	9,294,606	17,086,274
Financial assets at FVTPL	55,447	116,355	4,981,797	2,505	1,836	1,192,430	6,350,370
Financial assets at FVTOCI	376,998	258,866	29,444,989	131,967	—	7,914,157	38,126,977
Derivative assets (designated for hedging)	—	—	95,103	—	—	—	95,103
Off-balance accounts	16,369,326	18,224,550	12,342,461	3,520,613	27,527,027	5,317,032	83,301,009
Guarantees	5,519,493	3,024,323	2,189,980	1,158,597	5,186	1,015,783	12,913,362
Loan commitments	10,849,833	15,200,227	10,152,481	2,362,016	27,521,841	4,301,249	70,387,647

Total	81,813,783	55,296,853	97,776,245	7,164,942	199,799,784	39,172,792	481,024,399

	December 31, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	55,158,444	35,132,276	33,320,891	2,920,288	160,613,868	13,229,008	300,374,775
Securities at amortized cost	492,172	6,691	8,926,909	302,225	—	7,292,842	17,020,839
Financial assets at FVTPL	261,080	197,820	6,889,960	31,106	14,619	893,590	8,288,175
Financial assets at FVTOCI	475,881	207,903	23,017,149	142,396	—	5,104,812	28,948,141
Derivative assets (designated for hedging)	—	—	174,820	—	—	—	174,820
Off-balance accounts	16,670,508	20,542,917	12,817,188	3,702,436	28,371,134	4,512,839	86,617,022
Guarantees	5,194,236	2,207,452	1,871,681	1,405,880	6,761	986,091	11,672,101
Loan commitments	11,476,272	18,335,465	10,945,507	2,296,556	28,364,373	3,526,748	74,944,921

Total	73,058,085	56,087,607	85,146,917	7,098,451	188,999,621	31,033,091	441,423,772

②

Details of financial instruments and corporate loans by industry as of December 31, 2021 that may have impact from the spread of the COVID-19 are as follows, and industries that will have impacts are subject to change based on future economy condition. (Unit : Korean Won in millions):

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Service business	Distribution business	General retail business	754,850	274	—	299,064	1,054,188
		General wholesale business	809,893	221	—	237,678	1,047,792
		Sub-total	1,564,743	495	—	536,742	2,101,980
		Accommodation business	1,441,185	625	23,840	181,563	1,647,213
		Travel business	53,302	—	—	12,455	65,757
		Arts, Sports and Leisure service	600,746	503	—	63,660	664,909
		Food business	1,279,128	216	—	179,799	1,459,143
		Transport business	404,120	77	—	167,883	572,080
		Others	1,050,229	599	—	191,837	1,242,665
		Sub-total	6,393,453	2,515	23,840	1,333,939	7,753,747
Manufacturing		Textile	2,626,493	724	10,718	1,012,989	3,650,924
		Metal	199,877	10	—	9,704	209,591
		Non-metal	148,471	24	—	48,171	196,666
		Chemical	904,563	1,994	—	689,895	1,596,452
		Electronics	103,510	31	—	33,389	136,930
		Others	191,865	—	—	87,587	279,452
		Sub-total	4,174,779	2,783	10,718	1,881,735	6,070,015

	Total		10,568,232	5,298	34,558	3,215,674	13,823,762

Details of financial instruments and corporate loans by industry as of December 31, 2020 that may have impact from the spread of the COVID-19 are as follows (Unit : Korean Won in millions):

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Service business	Distribution business	General retail business	1,070,789	11,944	5,461	897,101	1,985,295
		General wholesale business	1,407,563	3,573	—	483,360	1,894,496
		Sub-total	2,478,352	15,517	5,461	1,380,461	3,879,791
		Accommodation business	1,525,157	9,305	5,471	152,059	1,691,992
		Travel business	59,858	—	—	21,350	81,208
		Arts, Sports and Leisure service	1,467,643	17,739	—	114,388	1,599,770
		Food business	1,078,832	2,515	—	135,680	1,217,027
		Transport business	395,873	461	8,752	193,578	598,664
		Education business	367,701	489	—	48,064	416,254
		Others	1,286,578	2,691	—	318,641	1,607,910
		Sub-total	8,659,994	48,717	19,684	2,364,221	11,092,616
Manufacturing		Textile	2,281,344	6,608	6,559	1,064,005	3,358,516
		Metal	1,390,290	47,903	—	1,581,887	3,020,080
		Non-metal	698,478	8,357	—	377,506	1,084,341
		Chemical	1,819,207	19,161	—	3,233,405	5,071,773
		Transportation	3,268,095	2,060	—	2,183,616	5,453,771
		Electronics	1,424,297	19,280	—	1,789,605	3,233,182
		Cosmetic	323,231	217	—	54,518	377,966
		Others	368,123	277	—	1,483,551	1,851,951
		Sub-total	11,573,065	103,863	6,559	11,768,093	23,451,580

	Total		20,233,059	152,580	26,243	14,132,314	34,544,196

v)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2021 and 2020 is as follows (Unit: Korean Won in millions):

	December 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	296,612,725	18,624,292	12,231,201	8,988,853	968,857	337,425,928	(1,361,262)	336,064,666
Korean treasury and government agencies	14,915,180	—	9	—	—	14,915,189	(3,918)	14,911,271
Banks	23,446,444	492,437	46,373	—	22,788	24,008,042	(14,543)	23,993,499
Corporates	101,561,012	13,461,216	2,349,023	3,579,128	570,173	121,520,552	(1,011,250)	120,509,302
General business	66,937,885	8,659,543	1,708,778	2,477,966	398,652	80,182,824	(750,626)	79,432,198
Small- and medium-sized enterprise	28,958,516	4,713,234	618,828	1,087,829	110,854	35,489,261	(220,117)	35,269,144
Project financing and others	5,664,611	88,439	21,417	13,333	60,667	5,848,467	(40,507)	5,807,960
Consumers	156,690,089	4,670,639	9,835,796	5,409,725	375,896	176,982,145	(331,551)	176,650,594
Securities at amortized cost	17,091,509	—	—	—	—	17,091,509	(5,235)	17,086,274
Financial assets at FVTOCI (*3)	37,917,921	209,056	—	—	—	38,126,977	(12,146)	38,126,977

Total	351,622,155	18,833,348	12,231,201	8,988,853	968,857	392,644,414	(1,378,643)	391,277,917

	December 31, 2021
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	204,832,977	17,804,901	586,962	223,224,840
Korean treasury and government agencies	20,679	—	—	20,679
Banks	1,287,055	—	—	1,287,055
Corporates	71,937,733	4,576,048	345,085	76,858,866
General business	40,235,793	3,108,160	220,792	43,564,745
Small- and medium-sized enterprise	29,222,070	1,467,888	74,293	30,764,251
Project financing and others	2,479,870	—	50,000	2,529,870
Consumers	131,587,510	13,228,853	241,877	145,058,240
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	204,832,977	17,804,901	586,962	223,224,840

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI were disclosed as the amount before deducting allowance for credit losses as it does not reduce the carrying amount.

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	263,001,029	18,824,782	9,609,894	9,213,656	1,197,719	301,847,080	(1,472,305)	300,374,775
Korean treasury and government agencies	9,653,295	1,061	52,279	—	—	9,706,635	(2,510)	9,704,125
Banks	18,533,350	105,890	75,876	—	25,598	18,740,714	(15,334)	18,725,380
Corporates	88,752,134	13,595,849	1,526,178	3,674,412	748,136	108,296,709	(1,111,301)	107,185,408
General business	59,717,733	8,928,667	1,201,507	2,530,906	546,599	72,925,412	(835,537)	72,089,875
Small- and medium-sized enterprise	24,530,914	4,479,993	324,671	1,076,691	178,388	30,590,657	(239,437)	30,351,220
Project financing and others	4,503,487	187,189	—	66,815	23,149	4,780,640	(36,327)	4,744,313
Consumers	146,062,250	5,121,982	7,955,561	5,539,244	423,985	165,103,022	(343,160)	164,759,862
Securities at amortized cost	17,025,405	—	—	—	—	17,025,405	(4,566)	17,020,839
Financial assets at FVTOCI (*3)	28,789,281	158,860	—	—	—	28,948,141	(9,631)	28,948,141

Total	308,815,715	18,983,642	9,609,894	9,213,656	1,197,719	347,820,626	(1,486,502)	346,343,755

	December 31, 2020
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	186,086,072	15,541,012	655,453	202,282,537
Korean treasury and government agencies	19,280	—	—	19,280
Banks	1,026,552	—	—	1,026,552
Corporates	61,837,551	3,854,348	376,484	66,068,383
General business	35,484,872	2,660,188	271,815	38,416,875
Small- and medium-sized enterprise	24,662,588	1,194,160	104,669	25,961,417
Project financing and others	1,690,091	—	—	1,690,091
Consumers	123,202,689	11,686,664	278,969	135,168,322
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	186,086,072	15,541,012	655,453	202,282,537

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI were disclosed as the amount before deducting allowance for credit losses as it does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	11,486,461	1,037,142	47,549	275,166	67,044	12,913,362
Loan commitments	65,472,824	2,732,039	1,711,338	471,375	71	70,387,647

Total	76,959,285	3,769,181	1,758,887	746,541	67,115	83,301,009

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

.

	December 31, 2020
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	10,130,128	1,269,902	11,101	190,835	70,135	11,672,101
Loan commitments	69,617,012	3,256,125	1,500,125	571,659	—	74,944,921

Total	79,747,140	4,526,027	1,511,226	762,494	70,135	86,617,022

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

vi)	Collateral and other credit enhancements

For the year ended December 31, 2021, there have been no significant decreases in the value of collateral or other credit enhancements held by the Group or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

vii)

Among the financial assets that have measured loan-loss allowance in terms of lifetime expected credit losses, amortized costs before changes in contractual cash flows for the year ended December 31, 2021 and for the year end December 31, 2020 are 220,220 million Won and 265,760 million Won, respectively, with net losses recognized along with the changes 5,638 million Won and 12,786 million Won, respectively.

viii)

The Group determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Group may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2021 and 2020 is 8,634,641 million Won and 8,500,129 million Won respectively. In addition, the contractual uncollected amount of financial assets written off during the year ended December 31, 2020, but still in the process of recovery is 355,039 million won.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

i)	Market risk management for trading activities

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and managing internal risk. The Value at Risk (VaR) methodology is used to manage and measure market risk. The Group also uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, the Group performs a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

In addition, for crisis management, the Group performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

Each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit discriminated by managerial unit(group, department, team, risk element, etc.), and as for minor operating units, the limits are decided by position operating department up to given limit. Limit compliance is independently monitored by risk general department and periodically reported to risk management committee and risk management council.

The minimum, maximum and average VaR for the year ended December 31, 2021 and for the year ended December 31, 2020, respectively, and the VaR as of December 31, 2021 and 2020, respectively, are as follows (Unit: Korean Won in millions):

	December 31, 2021	For the year ended December 31, 2021			December 31, 2020	For the year ended December 31, 2020
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,177	4,681	14,017	2,405	6,815	7,959	15,065	2,427
Stock price	2,972	3,637	6,676	1,609	2,283	5,783	14,394	1,982
Foreign currencies	5,904	6,745	13,144	4,747	11,160	8,814	11,233	4,613
Diversification	(6,072)	(7,300)	(20,007)	(3,628)	(11,087)	(11,175)	(18,796)	(3,452)

Total VaR (*)	6,981	7,763	13,830	5,133	9,171	11,381	21,896	5,570

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

ii)	Market risk management for non-trading activities

For non-trading sectors of the Group, NII (Net Interest Income) and NPV (Net Present Value) simulations are operated through ALM (Asset Liability Management) system, and then, interest rate risks are managed and measured by various analysis methods such as calculating ΔNII(change in Net Interest Income) and ΔEVE(change in Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from unfavorable changes in interest rates and is measured by subtracting the present value of the liability from the present value of the asset.

ΔNII represents a change in net interest income that may occur over a certain period (E.g., 1 year) due to unfavorable changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

Applying six scenarios of interest rate risk shocks (parallel increase and decrease, steepener, flattener and short-term interest rate increase and decrease), the interest rate risks of IRRBB (Interest Rate Risk in the Banking Book) are calculated. Based on the above six scenarios, the change in economic value of equity (ΔEVE) is measured, the maximum of which is the final ΔEVE. Also, applying two scenarios(parallel increase and decrease), Based on the two scenarios (parallel increase and decrease) likewise, the maximum is calculated as the final ΔNII.

For assets and liabilities as of December 31, 2021 and 2020 that include the Bank and consolidated trusts and subsidiaries of the Bank, details of ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2021		December 31, 2020
ΔEVE(*1)	ΔNII(*2)	ΔEVE(*1)	ΔNII(*2)
920,290	195,186	634,596	66,138

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

The Group measures and manages the risks resulting from interest rate fluctuations caused by mismatches in interest rates and maturities of assets and liabilities. At the interest rate re-pricing date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows: (Unit: Korean Won in millions):

,

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	196,577,479	55,969,032	12,424,001	11,061,432	50,657,635	4,798,802	331,488,381
Financial assets at FVTPL	1,187,567	529	27	27	431	13,131	1,201,712
Financial assets at FVTOCI	5,489,649	4,741,319	3,915,011	4,139,102	19,962,071	634,111	38,881,263
Securities at amortized cost	1,297,865	847,134	813,405	949,475	11,990,559	2,116,986	18,015,424

Total	204,552,560	61,558,014	17,152,444	16,150,036	82,610,696	7,563,030	389,586,780

Liability:
Deposits due to customers	145,230,737	47,170,403	32,747,529	28,275,351	61,531,873	59,152	315,015,045
Borrowings	10,594,673	3,757,710	1,447,638	1,249,992	4,027,839	428,660	21,506,512
Debentures	6,819,495	1,733,375	2,273,774	1,813,136	12,550,020	2,128,570	27,318,370

Total	162,644,905	52,661,488	36,468,941	31,338,479	78,109,732	2,616,382	363,839,927

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	168,685,442	51,875,099	10,905,531	9,655,487	58,030,664	4,998,901	304,151,124
Financial assets at FVTPL	395,501	37	224	33	939	13,239	409,973
Financial assets at FVTOCI	4,344,718	3,339,086	3,751,882	2,915,238	14,648,033	473,124	29,472,081
Securities at amortized cost	1,372,094	1,471,309	933,715	1,869,352	11,080,632	1,018,002	17,745,104

Total	174,797,755	56,685,531	15,591,352	14,440,110	83,760,268	6,503,266	351,778,282

Liability:
Deposits due to customers	127,087,679	45,841,534	35,087,106	28,665,745	51,572,318	50,655	288,305,037
Borrowings	11,046,570	2,831,082	1,125,136	948,299	3,590,073	452,496	19,993,656
Debentures	1,998,575	2,147,939	2,785,291	2,097,571	11,748,493	2,079,903	22,857,772

Total	140,132,824	50,820,555	38,997,533	31,711,615	66,910,884	2,583,054	331,156,465

iii)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2021 and 2020 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2021
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign Currency	Korean Won Equivalent	Foreign currency	Korean Won Equivalent	Korean Won Equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	3,175	3,764,164	15,826	163,047	1,236	230,188	93	125,491	821,191	5,104,081
	Loans and other financial assets at amortized cost	28,772	34,109,772	166,602	1,696,556	23,733	4,420,552	2,329	3,126,359	5,724,192	49,077,431
	Financial assets at FVTPL	427	506,505	17,283	178,059	—	—	326	437,045	71,369	1,192,978
	Financial assets at FVTOCI	3,195	3,787,466	—	—	3,899	726,310	33	44,638	741,348	5,299,762
	Securities at amortized cost	240	283,935	—	—	499	92,917	29	39,142	138,422	554,416

	Total	35,809	42,451,842	199,711	2,037,662	29,367	5,469,967	2,810	3,772,675	7,496,522	61,228,668

Liability	Financial liabilities at FVTPL	274	324,420	16,384	168,798	—	—	239	321,354	203,523	1,018,095
	Deposits due to customers	19,803	23,476,384	219,531	2,261,701	26,342	4,906,441	1,640	2,201,233	4,796,156	37,641,915
	Borrowings	5,766	6,835,191	29,001	298,784	—	—	349	469,124	1,395,597	8,998,696
	Debentures	2,716	3,220,380	—	—	—	—	—	—	341,621	3,562,001
	Other financial liabilities	2,731	3,237,053	10,181	104,884	2,658	495,125	335	449,891	210,757	4,497,710

	Total	31,290	37,093,428	275,097	2,834,167	29,000	5,401,566	2,563	3,441,602	6,947,654	55,718,417

Off-balance accounts		7,197	8,532,510	32,777	337,685	2,533	471,852	598	803,357	1,250,186	11,395,590

		December 31, 2020
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	5,582	6,073,074	22,831	240,696	4,579	764,556	115	154,154	497,358	7,729,838
	Loans and other financial assets at amortized cost	21,687	23,595,781	175,031	1,845,266	24,230	4,045,422	2,001	2,678,377	4,827,460	36,992,306
	Financial assets at FVTPL	259	282,166	19,957	210,399	—	—	248	332,182	88,745	913,492
	Financial assets at FVTOCI	2,741	2,981,832	—	—	2,601	434,258	37	49,789	565,893	4,031,772
	Securities at amortized cost	319	347,570	—	—	—	—	34	45,197	115,534	508,301

	Total	30,588	33,280,423	217,819	2,296,361	31,410	5,244,236	2,435	3,259,699	6,094,990	50,175,709

Liability	Financial liabilities at FVTPL	426	463,678	14,493	152,792	—	—	158	211,525	115,429	943,424
	Deposits due to customers	16,664	18,130,448	220,170	2,321,162	26,733	4,463,300	1,532	2,050,400	3,440,993	30,406,303
	Borrowings	5,657	6,154,464	50,679	534,289	—	—	590	789,956	697,234	8,175,943
	Debentures	3,273	3,561,200	—	—	—	—	—	—	388,800	3,950,000
	Other financial liabilities	2,378	2,586,897	9,160	96,573	1,853	309,303	64	85,553	192,481	3,270,807

	Total	28,398	30,896,687	294,502	3,104,816	28,586	4,772,603	2,344	3,137,434	4,834,937	46,746,477

Off-balance accounts		6,741	7,333,697	24,992	263,478	3,007	502,106	533	712,846	501,077	9,313,204

(3)	Liquidity risk

Liquidity risk management prevents financial institutions from incurring losses due to lack of funds by effectively managing liquidity shortages that can occur due to inconsistent maturity of assets and liabilities or an unexpected outflow of funds. The entire assets and liabilities within the financial statements and also off-balance sheet account that can generate cash-flow are subject to the liquidity risk management.

i)	Liquidity risk management

a)	Basel III regulatory response

Through the standard ALM system, liquidity risks are managed by dividing them into short-term (liquidity coverage ratio, within one month) and mid- to long-term (net stabilization fund procurement ratio, over one year). Daily Liquidity Coverage Ratio(LCR) and quarterly Net Stable Funding Ratio(NSFR) are calculated and monitored, and relevant information is provided in accordance with the disclosure standards of the Basel Committee on Banking Supervision (BCBS).

b)	Analysis of financing and operation status by maturity

As assets and liabilities are grouped into ALM account (COA; Chart of account) according to their account characteristics, and the gap ratio is identified through cash flow reports by various time and segment (e.g., by remaining period, contract period, etc.), the Group manages the liquidity risk by keeping the target ratio (limited) set this year. In addition, the Group established and manages the target ratio of bias management for specific funding sources that are highly likely to leave. The Group also provides a function through daily ALM system to search relevant maturity report by business group so that related departments (e.g., the Financial Planning Department, the Fund Department, each business group, etc.) can identify liquidity risk management indicators and status.

c)	Establishment and implementation of Contingency plan

Various inspection items related to liquidity risk are monitored on a daily or weekly basis by establishing and regularly inspecting the preceding Contingency Plan in order to effectively cope with the risk of capital outflow and procurement due to rapid and unexpected changes in market conditions. In addition, the Group has strengthened monitoring related to foreign currency liquidity by operating a foreign currency liquidity plan separately from January 2012.

-	Inspection items related to liquidity risk on the Contingency Plan checklist

∎	The amount of Won/foreign currency funds and shortages

∎	Liquidity coverage ratio (monthly average balance, daily balance)

∎	The amount of deposits and withdrawals (saving deposit in Korean Won, depository)

∎	Overdraft limit exhaustion rate

∎	Percentage of reduction in the balance of deferred receipts

∎	Percentage of fund bias by subject and period

∎	Won and foreign currency funding spread

ii)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	—	—	—	—	—	100,976
Deposits due to customers	223,651,106	32,061,611	19,762,035	31,197,665	8,869,531	1,615,196	317,157,144
Borrowings	8,697,161	3,685,707	2,190,705	2,239,620	4,259,963	440,506	21,513,662
Debentures	1,516,215	3,137,770	4,064,603	3,959,258	12,550,020	2,128,570	27,356,436
Lease liabilities	37,436	49,457	26,535	21,816	122,468	38,275	295,987
Other financial liabilities	16,833,929	206,429	281	114	2,389	1,999,198	19,042,340

Total	250,836,823	39,140,974	26,044,159	37,418,473	25,804,371	6,221,745	385,466,545

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	64,183	3,735	991	—	—	—	68,909
Deposits due to customers	190,405,551	33,851,699	24,910,324	30,520,751	8,929,176	1,793,143	290,410,644
Borrowings	9,538,815	2,522,809	1,712,897	1,865,217	3,939,324	463,376	20,042,438
Debentures	1,998,575	2,147,939	2,785,291	2,097,571	11,748,493	2,080,105	22,857,974
Lease liabilities	49,411	41,089	38,371	31,831	186,348	34,780	381,830
Other financial liabilities	7,272,322	45,547	193	384	47,523	2,124,557	9,490,526

Total	209,328,857	38,612,818	29,448,067	34,515,754	24,850,864	6,495,961	343,252,321

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	—	—	—	—	—	100,976
Deposits due to customers	229,593,127	33,208,402	19,579,259	26,760,691	7,527,939	89,640	316,759,058
Borrowings	8,697,161	3,685,707	2,190,705	2,239,620	4,259,963	440,506	21,513,662
Debentures	1,516,215	3,137,770	4,064,603	3,959,258	12,550,020	2,128,570	27,356,436
Lease liabilities	37,436	49,477	26,602	21,972	128,377	41,814	305,678
Other financial liabilities	16,833,929	206,429	281	114	2,389	1,999,198	19,042,340

Total	256,778,844	40,287,785	25,861,450	32,981,655	24,468,688	4,699,728	385,078,150

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	68,909	—	—	—	—	—	68,909
Deposits due to customers	198,676,778	35,414,497	23,621,317	24,854,216	7,280,550	105,413	289,952,771
Borrowings	9,538,815	2,522,809	1,712,897	1,865,217	3,939,324	463,376	20,042,438
Debentures	1,998,575	2,147,939	2,785,291	2,097,571	11,748,493	2,080,105	22,857,974
Lease liabilities	49,411	41,431	38,511	32,144	193,360	36,950	391,807
Other financial liabilities	7,272,322	45,547	193	384	47,523	2,124,557	9,490,526

Total	217,604,810	40,172,223	28,158,209	28,849,532	23,209,250	4,810,401	342,804,425

iii)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2021 and 2020 is as follows (Unit: Korean Won in millions):

		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5years	Total
December 31, 2021	Fair value hedge	(1,656)	598	(940)	1,392	21,552	—	20,946
	Trading	4,584,667	—	—	—	—	—	4,584,667
December 31, 2020	Fair value hedge	255	(302)	233	(287)	126	—	25
	Trading	6,460,162	—	—	—	—	—	6,460,162

iv)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other credit facilities and commitments, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Guarantees	12,913,362	11,672,101
Loan commitments	70,387,647	74,944,921
Other	4,322,265	5,089,094

(4)	Operational risk

The Bank defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and/or external factors.

i)	Operational risk management

The Bank has been running the operational risk management system under Basel II for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions starting December 2005.

In addition, based on the objectivity of the overall operation risk management system through self-compliance validation and independent third-party inspection, the Bank obtained the approval of the Financial Supervisory Service for the use of Advanced Measurement Approaches (“AMA”) in June 2009 and has applied the method since June 30, 2009.

In July 2016, the operation risk capital calculation and operation risk management were elaborated through the advancement project of operation risk management, and a joint project has been being performed with Woori Financial Group since January 2020 for compliance with the new Basel III global regulation, which will be implemented from 2023. The Bank was newly opened and is operating a new operating risk management system upgraded on March 2, 2021.

a)	Strategy and procedures for operation risk management

The Bank carries out operational risk management according to eight management implementation systems: Risk Self Assessment (RSA), Key Risk Indicators (KRI), early warning system, loss case management, risk capital measurement, monitoring and reporting, cultural diffusion, and countermeasures. Operational risk management follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

b)	Operational Risk Management Organization, Structure and Function

The Bank has 3 line of defense for operational risk management.

-

First line of defense : Self-operation risk management of unit business units (person in charge of business affairs, person in charge of risk management at each branch, head of each branch, and head of the group)

-

Second line of defense : Proactive operation risk management of the operational risk management organization (Risk General Division, Risk Management Group, Risk Management Council, Risk Management Committee) and validate the adequacy of model validation team (Risk management group)

-	Third line of defense : Independent third-party inspection of the inspection office (inspection office, standing auditor, audit committee)

c)	Status of Operational Risk Reporting System and Measurement System

The Bank has been performing operation risk capital calculation, monitoring, and reporting based on RSA/KRI/loss/response management, cultural diffusion, scenario evaluation, and advanced measurement methods through the operation risk management system established since December 2005.

d)	Policies for reducing or hedging operational risks

In order to effectively control risks and establish mitigation policies, the Bank establishes policies for modifying operational risk profiles, selecting policies for acceptance levels, and establishing policies for performance management. In addition, the Bank carries out activities for strengthening control of each module (RSA, KRI, loss) and process improvement based on the relevant criteria, and utilizes them for risk identification and control mitigation activities through analysis of the collected loss data.

e)	Persistent operational risk monitoring strategies and procedures

The Bank conducts monitoring of the progress of the response measures established for controlling and reducing operational risks to review the appropriateness and make remediation if necessary. In addition, the results are used for management activities of operational risks such as adding or modifying RSA/KRI/control activities.

f)	Method of evaluating capital adequacy of operational risks

The Bank evaluates capital adequacy by comparing operational risk capital requirements with BIS-based equity capital, and utilizes the evaluation results for daily management and decision-making, such as limit management and performance evaluation.

ii)	Management methods by assessment and measurement methods

a)	Means of management

Risk Self Assessment (RSA) : Risk assessment (RSA) is a series of risk management activities that identify and evaluate important operational risks and control activities for them and remove or improve risks through countermeasures. This is done for all branches of the Bank.

Key Risk Indicator (KRI) : Key Risk Indicator (KRI) is used to identify and monitor risks and to observe trends in operational risks.

Loss data: The Bank establishes a system for collecting and managing internal loss data by operational risk management system. In addition, the Bank receives the Korea Operational Risk Data Exchange Committee (KOREC) as external loss data and use it for scenario evaluation and risk identification.

Scenario Analysis: Because of the nature of the operational risk, it is difficult to apply statistical methods due to the lack of accumulated loss data, so the Bank predicts the potential losses and the number of annual occurrences of future operational risk losses based on various information such as internal data, external data, and opinions of experts in each department store.

Business Continuity Plan (BCP): The Bank establishes BCP plans that are divided into organization, risk assessment, business impact analysis, alternative business sites, and mock training so that banks can recover/re-open key business sectors in response to business disruptions caused by disasters and disasters.

b)	Measurement Method

The Bank measures the capital volume of the operation risk by applying the advanced measurement method and the subsidiary based on the consolidated basis applies the basic index method.

The Basic Indicators Act calculates 15% of the Bank’s total profits as operating risk capital.

Advanced measurement method induces total annual loss distribution through integrated loss distribution method combining loss data and scenarios, and calculates the value equivalent to 99.9 percent per centile as operational risk capital.

Based on Basel II standards, the Bank sets the 9X7 matrix as an operational risk capital measurement unit by adding the ‘support’ area corresponding to the common business of the Bank, and calculates all four basic elements (internal data, external data, scenarios, business environment, and internal control factors) of the measurement of operational risk capital.

The Bank does not use insurance to reduce operational risk capital.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 8.00% , a Tier 1 capital ratio of 9.50% and a minimum total capital ratio of 11.50% as of December 31, 2021 and 2020, respectively.

Details of the Group’s capital adequacy ratio as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021 (*)	December 31, 2020
Tier 1 capital	20,371,283	19,154,953
Other Tier 1 capital	2,031,988	2,751,655
Tier 2 capital	3,069,763	3,362,464

Total risk-adjusted capital	25,473,034	25,269,072

Risk-weighted assets for credit risk	139,182,195	129,211,525
Risk-weighted assets for market risk	5,297,820	4,459,248
Risk-weighted assets for operational risk	12,795,750	12,084,622

Total risk-weighted assets	157,275,765	145,755,395

Common Equity Tier 1 ratio	12.95%	13.14%

Tier 1 capital ratio	14.24%	15.03%

Total capital ratio	16.20%	17.34%

(*)	Tier 1 capital ratio as of December 31, 2021 is estimation.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Headquarters and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Continuing operations
Net interest income (expense)	1,988,570	2,139,044	(18,492)	44,747	1,020,904	5,174,773	747,247	5,922,020
Interest income	3,352,218	2,998,745	129,461	1,898	1,581,733	8,064,055	369,972	8,434,027
Interest expense	(698,079)	(1,436,147)	—	—	(755,056)	(2,889,282)	377,275	(2,512,007)
Inter-segment	(665,569)	576,446	(147,953)	42,849	194,227	—	—	—
Net non-interest income (expense)	511,052	617,674	355,270	80,264	95,399	1,659,659	(705,497)	954,162
Non-interest income	454,157	653,424	472,542	14,166,144	68,914	15,815,181	(14,068,351)	1,746,830
Non-interest expense	(25,735)	(102,379)	(117,272)	(14,085,880)	175,744	(14,155,522)	13,362,854	(792,668)
Inter-segment	82,630	66,629	—	—	(149,259)	—	—	—
Other income (expense)	(1,837,386)	(1,122,785)	(30,901)	(19,416)	(709,737)	(3,720,225)	(83,265)	(3,803,490)
Administrative expense	(1,767,149)	(999,022)	(27,552)	(22,177)	(762,074)	(3,577,974)	(28,741)	(3,606,715)
Reversal of (provision for) allowance for credit loss	(70,237)	(123,763)	(3,349)	2,761	52,337	(142,251)	(54,524)	(196,775)

Operating income	662,236	1,633,933	305,877	105,595	406,566	3,114,207	(41,515)	3,072,692

Non-operating income (expense)	(15,525)	(1,411)	55,253	—	27,281	65,598	36,993	102,591
Equity method income (expense)	—	—	61,456	47	(1,453)	60,050	—	60,050
Other non-operating income (expense)	(15,525)	(1,411)	(6,203)	(47)	28,734	5,548	36,993	42,541

Net income before income tax expense	646,711	1,632,522	361,130	105,595	433,847	3,179,805	(4,522)	3,175,283
Income tax expense	(177,846)	(445,682)	(99,311)	(29,039)	(26,288)	(778,166)	(12,011)	(790,177)

Net income	468,865	1,186,840	261,819	76,556	407,559	2,401,639	(16,533)	2,385,106

(*)	Adjustments were made for the presentation of profit or loss in accordance with Korean IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2020
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Continuing operations
Net interest income(expense)	1,529,961	1,794,617	(4,668)	82,469	1,196,614	4,598,993	692,124	5,291,117
Interest income	3,394,134	3,046,061	138,643	(482)	1,656,578	8,234,934	314,289	8,549,223
Interest expense	(971,474)	(1,758,671)	—	—	(905,796)	(3,635,941)	377,835	(3,258,106)
Inter-segment	(892,699)	507,227	(143,311)	82,951	445,832	—	—	—
Net non-interest income(expense)	472,367	542,750	252,273	62,893	69,996	1,400,279	(683,409)	716,870
Non-interest income	451,383	591,139	335,810	17,174,355	(280,834)	18,271,853	(16,579,888)	1,691,965
Non-interest expense	(51,213)	(115,169)	(83,537)	(17,111,462)	489,807	(16,871,574)	15,896,479	(975,095)
Inter-segment	72,197	66,780	—	—	(138,977)	—	—	—
Other income(expense)	(1,891,468)	(1,385,878)	(26,188)	(25,159)	(704,923)	(4,033,616)	(48,679)	(4,082,295)
Administrative expense	(1,824,624)	(972,462)	(22,243)	(22,958)	(678,472)	(3,520,759)	(26,282)	(3,547,041)
Reversal of allowance for credit loss and impairment losses due to credit loss	(66,844)	(413,416)	(3,945)	(2,201)	(26,451)	(512,857)	(22,397)	(535,254)

Operating income	110,860	951,489	221,417	120,203	561,687	1,965,656	(39,964)	1,925,692
Non-operating income(expense)	(234,354)	(424)	212,028	—	(22,530)	(45,280)	(92,422)	(137,702)

Net income before income tax expense	(123,494)	951,065	433,445	120,203	539,157	1,920,376	(132,386)	1,787,990
Income tax expense	33,961	(271,831)	(119,198)	(33,056)	(47,136)	(437,260)	19,575	(417,685)

Net income	(89,533)	679,234	314,247	87,147	492,021	1,483,116	(112,811)	1,370,305

(*)	Adjustments were made for the presentation of profit or loss in accordance with Korean IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2021 and 2020 amounted to 8,989,700 million Won and 9,049,857 million Won, respectively, and revenue from the foreign customers amounted to 1,191,157 million Won and 1,191,331 million Won, respectively. Among the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2021 and 2020 are 4,299,239 million Won and 4,364,798 million Won, respectively, and foreign subsidiaries are 375,061 million Won and 358,844 million Won, respectively.

(4)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2021 and 2020, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Cash	1,741,702	1,610,363
Foreign currencies	502,930	514,483
Demand deposits	4,587,032	7,080,427
Fixed deposits	33,625	161,169

Total	6,865,289	9,366,442

(2)	Among the investing and financing activities, significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021	For the year ended December 31, 2020
Changes in other comprehensive income due to valuation of financial assets at FVTOCI	(151,036)	67,340
Changes in other comprehensive income of investments accounted for using the equity method	1,625	(2,251)
Changes from investment assets of associates to financial assets at FVTOCI	—	3,923
Changes from investment assets of associates to FVTPL	615	—
Changes in other comprehensive income of foreign operations translation	250,555	(154,100)
Accounts payable due to disposal of financial assets at FVTOCI	2,640	—
Changes in intangible assets related to accounts payable	5,678	—
Changes in other comprehensive income related to valuation of cash flow hedge	—	43
Changes in financial assets at FVTOCI as a result of debt-equity swap	79	3,610
Changes in investment assets of associates due to held for sale	—	50,411
Changes in intangible assets related to accounts payable	12,852	—
Reclassify premises and equipment to assets held for sale	—	22,742
Reclassify premises and equipment to investment property	9,937	—
Increase in the right-of-use assets and lease liabilities	101,800	203,106

(3)	Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
			Not involving cash inflows and outflows			December 31, 2021
	January 1, 2021	Cash flow	Foreign Exchange	Variation of gains on valuation of hedged items	Others
Borrowings	19,900,256	671,654	805,039	—	(69)	21,376,880
Debentures	21,866,767	4,387,427	316,457	(104,306)	11,944	26,478,289
Lease liabilities	379,981	(163,298)	10,950	—	66,993	294,626
Rental deposit	53,036	3,585	—	—	—	56,621

Total	42,200,040	4,899,368	1,132,446	(104,306)	78,868	48,206,416

	For the year ended December 31, 2020
			Not involving cash inflows and outflows
	January 1, 2020	Cash flow	Foreign Exchange	Variation of gains on valuation of hedged items	Others	December 31, 2020
Borrowings	18,575,566	1,910,997	(586,214)	—	(93)	19,900,256
Debentures	22,834,408	(827,183)	(212,587)	58,861	13,268	21,866,767
Lease liabilities (*)	388,609	(192,053)	(5,141)	—	188,566	379,981
Rental deposit	49,057	3,979	—	—	—	53,036

Total	41,847,640	895,740	(803,942)	58,861	201,741	42,200,040

(*)	The amount of lease liabilities at the beginning of the current in applying Korean IFRS 1116 is reflected.

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Due from banks:
Gold banking assets	65,072	48,796
Securities:
Debt securities
Korean treasury and government agencies	783,295	423,714
Financial institutions	288,602	533,558
Corporates	329,404	353,888
Others	70,417	10,000
Equity securities	291,125	443,863
Capital contributions	930,376	652,733
Beneficiary certificates	4,266,805	2,932,700
Others	94,673	84,979

Sub-total	7,054,697	5,435,435

Loans	10,623	9,698
Derivatives assets	4,802,957	6,908,521

Total	11,933,349	12,402,450

Financial assets designated at FVTPL upon initial recognition is nil as of December 31, 2021 and 2020.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Debt securities:
Korean treasury and government agencies	4,727,615	2,922,198
Financial institutions	22,909,615	17,996,660
Corporates	5,091,035	3,896,744
Bonds denominated in foreign currencies	5,173,112	3,893,879
Securities loaned	98,535	100,345
Mortgage-backed debt securities	127,065	138,315

Sub-total	38,126,977	28,948,141

Equity securities	915,074	1,004,500

Total	39,042,051	29,952,641

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2021	December 31, 2020	Remarks
Investment for strategic business partnership purpose	720,402	703,358
Debt-equity swap	194,666	301,101
Others	6	41	Development Trust management purpose, etc.

Total	915,074	1,004,500

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(4,909)	—	—	(4,909)
Disposal	2,378	—	—	2,378
Others (*)	16	—	—	16

Ending balance	(12,146)	—	—	(12,146)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,558)	—	—	(8,558)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal (provision) of allowance for credit losses	(1,529)	—	—	(1,529)
Disposal	754	—	—	754
Others (*)	(298)	—	—	(298)

Ending balance	(9,631)	—	—	(9,631)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	30,522,426	—	—	30,522,426
Disposal	(21,533,361)	—	—	(21,533,361)
Gain on fair value valuation	(213,517)	—	—	(213,517)
Amortization on the effective interest method	31,641	—	—	31,641
Others (*)	371,647	—	—	371,647

Ending balance	38,126,977	—	—	38,126,977

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,779,977	—	—	26,779,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	22,970,010	—	—	22,970,010
Disposal	(20,514,892)	—	—	(20,514,892)
Gain on fair value valuation	17,957	—	—	17,957
Amortization on the effective interest method	(12,545)	—	—	(12,545)
Others (*)	(292,366)	—	—	(292,366)

Ending balance	28,948,141	—	—	28,948,141

(*)	Others consist of foreign currencies translation, etc.

(4)

During the year ended December 31, 2021 and 2020 equity securities designated as financial assets at FVTOCI were sold in accordance with disposal resolution by the creditors. The fair value at the disposal date is 138,511 million Won respectively, and 2,773 million Won and cumulative gain on disposal amounts to 3,062 million Won for the year ended December 31, 2021 and loss on disposal amounts to 3,641 million Won for the year ended December 31, 2020.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Korean treasury and government agencies	8,882,500	6,947,495
Financial institutions	1,835,947	4,843,534
Corporates	5,818,646	4,726,075
Bonds denominated in foreign currencies	515,421	467,314
Mortgage-backed debt securities	38,995	40,987
Allowance for credit losses	(5,235)	(4,566)

Total	17,086,274	17,020,839

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

i)	Allowance for credit losses

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	(664)	—	—	(664)
Others (*)	(5)	—	—	(5)

Ending balance	(5,235)	—	—	(5,235)

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	934	—	—	934
Others (*)	11	—	—	11

Ending balance	(4,566)	—	—	(4,566)

ii)	Gross carrying amount

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,435,692	—	—	6,435,692
Disposal/Redemption	(6,425,408)	—	—	(6,425,408)
Amortization on the effective interest method	14,810	—	—	14,810
Others (*)	41,010	—	—	41,010

Ending balance	17,091,509	—	—	17,091,509

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,380,448	—	—	2,380,448
Disposal/Redemption	(5,659,365)	—	—	(5,659,365)
Amortization on the effective interest method	(396)	—	—	(396)
Others (*)	(21,332)	—	—	(21,332)

Ending balance	17,025,405	—	—	17,025,405

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Due from banks	15,663,735	9,639,557
Loans	311,839,771	283,901,470
Other financial assets	8,561,160	6,833,748

Total	336,064,666	300,374,775

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	10,219,055	6,519,226
Due from depository banks	80,167	2
Due from non-depository institutions	14,146	266
Others	25,594	39,255
Allowance for credit losses	(2,450)	(1,573)

Sub-total	10,336,512	6,557,176

Due from banks in foreign currencies:
Due from banks on demand	3,615,983	1,608,126
Due from banks on time	205,351	296,489
Others	1,509,472	1,180,556
Allowance for credit losses	(3,583)	(2,790)

Sub-total	5,327,223	3,082,381

Total	15,663,735	9,639,557

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	10,219,055	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	25,588	Central counterparty KRW margin and others

Sub-total		10,244,643

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	3,549,695	Reserve deposits under the BOK Act and others
Due from banks on time	National Bank Cambodia	237	Reserve deposits and others
Others	Korea Investment & Securities and others	1,509,471	Foreign margin deposit for future or option and others

Sub-total		5,059,403

Total		15,304,046

	Counterparty	December 31, 2020	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	6,519,226	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	39,255	Central counterparty KRW margin and others

Sub-total		6,558,481

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,544,492	Reserve deposits under the BOK Act and others
Due from banks on time	National bank Cambodia	54	Reserve deposits and others
Others	Korea Investment & Securities and others	1,180,556	Foreign margin deposit for future or option and others

Sub-total		2,725,102

Total		9,283,583

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

i)	Allowance for credit losses

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,363)	—	—	(4,363)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,555)	—	—	(1,555)
Others (*)	(115)	—	—	(115)

Ending balance	(6,033)	—	—	(6,033)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,587)	—	—	(4,587)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	45	—	—	45
Others (*)	179	—	—	179

Ending balance	(4,363)	—	—	(4,363)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,643,920	—	—	9,643,920
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	5,953,389	—	—	5,953,389
Others (*)	72,459	—	—	72,459

Ending balance	15,669,768	—	—	15,669,768

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,400,333	—	—	14,400,333
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(4,756,085)	—	—	(4,756,085)
Others (*)	(328)	—	—	(328)

Ending balance	9,643,920	—	—	9,643,920

(*)	Others consist of foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Loans in local currency	262,234,746	241,355,519
Loans in foreign currencies (*)	24,510,272	20,023,586
Domestic banker’s usance	3,403,021	2,240,830
Credit card accounts	7,122	6,088
Bills bought in foreign currencies	5,310,080	5,763,427
Bills bought in local currency	120,975	46,150
Factoring receivables	9,309	25,017
Advances for customers on guarantees	11,493	16,193
Private placement bonds	139,170	109,685
Securitized loans	2,874,480	2,561,914
Call loans	3,470,719	2,352,034
Bonds purchased under resale agreements	10,332,858	10,145,749
Others	160	180
Loan origination costs and fees	719,072	656,995
Discounted present value	(142)	(252)
Allowance for credit losses	(1,303,564)	(1,401,645)

Total	311,839,771	283,901,470

(*)	As of December 31, 2020, 50,088 million won of assets provided for collateral related to the bonds sold under repurchase agreements are included.

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(75,393)	(63,601)	(111,189)	(303,086)	(502,276)	(346,036)
Transfer to 12-month expected credit losses	(17,553)	16,918	635	(78,241)	48,930	29,311
Transfer to lifetime expected credit losses	5,926	(6,796)	870	13,222	(34,694)	21,472
Transfer to credit-impaired financial assets	568	3,100	(3,668)	1,385	16,899	(18,284)
Net reversal (provision) of loss allowance	11,065	(17,842)	(69,732)	79,817	(71,326)	(150,104)
Recovery	—	—	(66,587)	—	—	(51,190)
Write-off	—	—	134,593	—	—	218,110
Disposal	—	93	1,291	—	144	58,187
Interest income from impaired loans	—	—	6,599	—	—	10,549
Others	268	816	2,220	(18,608)	3,850	15,987

Ending balance	(75,119)	(67,312)	(104,968)	(305,511)	(538,473)	(211,998)

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64)	—	—	(378,543)	(565,877)	(457,225)
Transfer to 12-month expected credit losses	—	—	—	(95,794)	65,848	29,946
Transfer to lifetime expected credit losses	—	—	—	19,148	(41,490)	22,342
Transfer to credit-impaired financial assets	—	—	—	1,953	19,999	(21,952)
Net reversal (provision) of loss allowance	(116)	—	—	90,766	(89,168)	(219,836)
Recovery	—	—	—	—	—	(117,777)
Write-off	—	—	—	—	—	352,703
Disposal	—	—	—	—	237	59,478
Interest income from impaired loans	—	—	—	—	—	17,148
Others	(3)	—	—	(18,343)	4,666	18,207

Ending balance	(183)	—	—	(380,813)	(605,785)	(316,966)

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(75,662)	(72,287)	(117,393)	(313,502)	(292,101)	(381,213)
Transfer to 12-month expected credit losses	(19,707)	18,926	781	(26,048)	22,330	3,718
Transfer to lifetime expected credit losses	7,744	(9,297)	1,553	18,940	(47,821)	28,881
Transfer to credit-impaired financial assets	1,386	3,756	(5,142)	3,050	8,764	(11,814)
Net reversal (provision) of loss allowance	10,088	(4,818)	(99,727)	3,720	(195,297)	(258,793)
Recovery	—	—	(66,060)	—	—	(61,533)
Write-off	—	—	163,796	—	—	236,988
Disposal	—	—	1,154	—	13	44,878
Interest income from impaired loans	—	—	9,069	—	—	14,385
Others	758	119	780	10,754	1,836	38,467

Ending balance	(75,393)	(63,601)	(111,189)	(303,086)	(502,276)	(346,036)

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(182)	—	—	(389,346)	(364,388)	(498,606)
Transfer to 12-month expected credit losses	—	—	—	(45,755)	41,256	4,499
Transfer to lifetime expected credit losses	—	—	—	26,684	(57,118)	30,434
Transfer to credit-impaired financial assets	—	—	—	4,436	12,520	(16,956)
Net reversal (provision) of loss allowance	116	—	—	13,924	(200,115)	(358,520)
Recovery	—	—	—	—	—	(127,593)
Write-off	—	—	—	—	—	400,784
Disposal	—	—	—	—	13	46,032
Interest income from impaired loans	—	—	—	—	—	23,454
Others	2	—	—	11,514	1,955	39,247

Ending balance	(64)	—	—	(378,543)	(565,877)	(457,225)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	121,881,531	11,844,848	382,393	143,636,123	6,913,611	638,521
Transfer to 12-month expected credit losses	4,333,155	(4,317,289)	(15,866)	1,586,486	(1,553,047)	(33,439)
Transfer to lifetime expected credit losses	(5,964,065)	5,985,474	(21,409)	(3,504,245)	3,547,048	(42,803)
Transfer to credit-impaired financial assets	(67,040)	(62,568)	129,608	(238,917)	(122,901)	361,818
Write-off	—	—	(134,593)	—	—	(218,110)
Disposal	—	(621)	(32,137)	—	(1,476)	(177,820)
Net increase (decrease)	9,611,244	(229,181)	35,168	19,929,405	(875,716)	(66,977)

Ending balance	129,794,825	13,220,663	343,164	161,408,852	7,907,519	461,190

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,088	—	—	265,523,742	18,758,459	1,020,914
Transfer to 12-month expected credit losses	—	—	—	5,919,641	(5,870,336)	(49,305)
Transfer to lifetime expected credit losses	—	—	—	(9,468,310)	9,532,522	(64,212)
Transfer to credit-impaired financial assets	—	—	—	(305,957)	(185,469)	491,426
Write-off	—	—	—	—	—	(352,703)
Disposal	—	—	—	—	(2,097)	(209,957)
Net increase (decrease)	1,034	—	—	29,541,683	(1,104,897)	(31,809)

Ending balance	7,122	—	—	291,210,799	21,128,182	804,354

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,229,232	12,421,152	407,674	132,859,847	4,793,849	708,984
Transfer to 12-month expected credit losses	4,556,671	(4,544,610)	(12,061)	1,107,157	(1,093,851)	(13,306)
Transfer to lifetime expected credit losses	(5,287,550)	5,309,905	(22,355)	(3,904,017)	3,947,703	(43,686)
Transfer to credit-impaired financial assets	(82,121)	(101,354)	183,475	(343,444)	(107,309)	450,753
Write-off	—	—	(163,796)	—	—	(236,988)
Disposal	—	—	(50,776)	—	(398)	(156,975)
Net increase(decrease)	12,465,299	(1,240,245)	40,232	13,916,580	(626,383)	(70,261)

Ending balance	121,881,531	11,844,848	382,393	143,636,123	6,913,611	638,521

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,275	—	—	243,096,354	17,215,001	1,116,658
Transfer to 12-month expected credit losses	—	—	—	5,663,828	(5,638,461)	(25,367)
Transfer to lifetime expected credit losses	—	—	—	(9,191,567)	9,257,608	(66,041)
Transfer to credit-impaired financial assets	—	—	—	(425,565)	(208,663)	634,228
Write-off	—	—	—	—	—	(400,784)
Disposal	—	—	—	—	(398)	(207,751)
Net increase(decrease)	(1,187)	—	—	26,380,692	(1,866,628)	(30,029)

Ending balance	6,088	—	—	265,523,742	18,758,459	1,020,914

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Receivables	6,503,644	3,531,396
Accrued income	916,338	767,137
Telex and telephone subscription rights and refundable deposits	868,801	941,667
Other assets	324,042	1,659,845
Allowance for credit losses	(51,665)	(66,297)

Total	8,561,160	6,833,748

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(872)	(2,319)	(63,106)	(66,297)
Transfer to 12-month expected credit losses	(108)	100	8	—
Transfer to lifetime expected credit losses	43	(64)	21	—
Transfer to credit-impaired financial assets	9	75	(84)	—
Net reversal(provision) of loss allowance	(216)	(235)	5,620	5,169
Write-off	—	—	8,478	8,478
Disposal	—	1	1,392	1,393
Other decrease	(282)	(6)	(120)	(408)

Ending balance	(1,426)	(2,448)	(47,791)	(51,665)

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,143)	(728)	(64,639)	(66,510)
Transfer to 12-month expected credit losses	(78)	68	10	—
Transfer to lifetime expected credit losses	58	(73)	15	—
Transfer to credit-impaired financial assets	12	58	(70)	—
Net provision of loss allowance	(76)	(1,646)	(1,546)	(3,268)
Write-off	—	—	1,558	1,558
Disposal	—	—	1,556	1,556
Other increase(decrease)	355	2	10	367

Ending balance	(872)	(2,319)	(63,106)	(66,297)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,658,149	65,091	176,805	6,900,045
Transfer to 12-month expected credit losses	6,795	(6,782)	(13)	—
Transfer to lifetime expected credit losses	(10,769)	10,794	(25)	—
Transfer to credit-impaired financial assets	(538)	(467)	1,005	—
Write-off	—	—	(8,478)	(8,478)
Disposal	—	(8)	(1,702)	(1,710)
Net increase(decrease) and others	1,702,813	23,244	(3,089)	1,722,968

Ending balance	8,356,450	91,872	164,503	8,612,825

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,510,175	53,296	132,722	7,696,193
Transfer to 12-month expected credit losses	7,245	(7,226)	(19)	—
Transfer to lifetime expected credit losses	(12,958)	12,976	(18)	—
Transfer to credit-impaired financial assets	(828)	(631)	1,459	—
Write-off	—	—	(1,558)	(1,558)
Disposal	—	—	(1,802)	(1,802)
Net increase(decrease) and others	(845,485)	6,676	46,021	(792,788)

Ending balance	6,658,149	65,091	176,805	6,900,045

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Group maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation techniques. Fair value of the Group is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	65,072	—	—	65,072
Debt securities	724,842	746,876	—	1,471,718
Equity securities	24,520	—	266,605	291,125
Capital contributions	—	—	930,376	930,376
Beneficiary certificates	26,716	2,337,636	1,902,453	4,266,805
Loans	—	—	10,623	10,623
Derivative assets	10,910	4,764,572	27,475	4,802,957
Others	—	—	94,673	94,673

Sub-total	852,060	7,849,084	3,232,205	11,933,349

Financial assets at FVTOCI
Debt securities	5,578,457	32,548,520	—	38,126,977
Equity securities	411,356	—	503,718	915,074

Sub-total	5,989,813	32,548,520	503,718	39,042,051

Derivative assets (designated for hedging)	—	95,103	—	95,103

Total	6,841,873	40,492,707	3,735,923	51,070,503

	December 31, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	65,016	—	—	65,016
Borrowings	1,998	29,766	—	31,764
Derivative liabilities	10,258	4,570,308	4,101	4,584,667

Sub-total	77,272	4,600,074	4,101	4,681,447

Derivative liabilities (designated for hedging)	—	20,287	—	20,287

Total	77,272	4,620,361	4,101	4,701,734

	December 31, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	48,796	—	—	48,796
Debt securities	313,611	1,007,549	—	1,321,160
Equity securities	34,258	—	409,605	443,863
Capital contributions	—	—	652,733	652,733
Beneficiary certificates	2,181	892,278	2,038,241	2,932,700
Loans	—	—	9,698	9,698
Derivative assets	18,416	6,883,429	6,676	6,908,521
Others	—	—	84,979	84,979

Sub-total	417,262	8,783,256	3,201,932	12,402,450

Financial assets at FVTOCI
Debt securities	3,092,237	25,855,904	—	28,948,141
Equity securities	510,073	—	494,427	1,004,500

Sub-total	3,602,310	25,855,904	494,427	29,952,641

Derivative assets (designated for hedging)	—	174,820	—	174,820

Total	4,019,572	34,813,980	3,696,359	42,529,911

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	49,279	—	—	49,279
Derivative liabilities	6,024	6,434,063	20,075	6,460,162

Sub-total	55,303	6,434,063	20,075	6,509,441

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	19,631	19,631
Derivative liabilities (designated for hedging)	—	28	—	28

Total	55,303	6,434,091	39,706	6,529,100

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities measured at fair value, financial assets and liabilities designated as at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

①	Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2021 and 2020 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread	Risk-free market rate, Credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are measured at base price.	Values of underlying assets such as bond

Derivatives	The fair value is measured through option model(Closed Form), DCF Model, FDM, Monte Carlo Simulation and etc.	Discount rate, Values of underlying assets such as foreign exchange rate and stock prices, Volatility, etc.

②	Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2021 and 2020 are as follows:

	Valuation methods	Input variables
Loans	The fair value of Loans is measured by the Binomial tree and LSMC(Least-Squares Monte Carlo simulation) given the values of underlying assets and volatility.	Values of underlying assets, Volatility

Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate, Credit spread

Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method and LSMC, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, Market risk premium, Corporate Beta, Stock price, Volatility of underlying assets, etc.

Derivatives	Fair value is measured by models such as option model(Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, Values of underlying assets such as foreign exchange rate and Stock prices, Volatility, etc.

Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, s calculated using the binomial tree and least-squares Monte Carlo simulation (LSMC), which are commonly used valuation techniques in the market.	Stock price, Volatility of underlying assets etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

①	December 31, 2021

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree		Stock price, Volatility of underlying asset	22.62%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock price, Volatility of underlying asset	19.48%	Variation of fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.9 ~ 0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	28.84% ~ 97.50%	Variation of fair value increases as volatility of underlying asset increases.
		Equity related	Correlation coefficient	0.18 ~ 0.76	Variation of fair value increases as correlation coefficient increases.
	DCF model	Interest rate related	Credit risk adjustment ratio	100%	Variation of fair value decreases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.97 ~ 0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	24.84%~97.50%	Variation of fair value increases as volatility of underlying asset increases.
		Equity related	Correlation coefficient	0.18 ~ 0.76	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions and Beneficiary certificates	LSMC		Volatility of underlying asset	19.48%	Variation of fair value increases as volatility of underlying asset increases.
			Discount rate	11.52%~19.94%	Fair value increases as discount rate decreases
	DCF and Others		Discount rate	0% ~ 35.92%	Fair value increases as discount rate decreases
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	LSMC		Stock price, Volatility of underlying asset	19.48% ~ 29.41%	Variation of fair value increases as volatility of underlying asset increases.

②	December 31, 2020

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree		Stock price, Volatility of underlying asset	22.84%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock price, Volatility of underlying asset	18.99%	Variation of fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	25.46%~131.47%	Variation of fair value increases as volatility of underlying asset increases.
		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying asset Increases.
	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	25.46%~131.47%	Variation of fair value increases as volatility of underlying asset increases.
		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying asset increases.
Equity-linked securities	Monte Carlo Simulation and others	Equity related	Correlation coefficient	0.48~0.60	Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.
			Volatility of underlying asset	27.59%~49.29%
Equity securities, capital contributions and Beneficiary certificates	LSMC		Stock price, Volatility of underlying asset	18.99%~26.45%	Variation of fair value increases as volatility of underlying asset increases.
	DCF and Others		Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
			Discount rate	5.83%~34.63%	Fair value increases as discount rate decreases.
			Variation of property disposal price	0.00%	Fair value increases as disposal price increase.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	Income approach		Discount rate	12.69%	Fair value increases as discount rate increases.
			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
	LSMC		Stock price, Volatility of underlying asset	17.61%~26.45%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	January 1, 2021	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposal/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2021
Financial assets:
Financial assets at FVTPL
Equity securities	409,605	(24,131)	—	13,570	(132,439)	—	266,605
Capital contributions	652,733	60,107	—	401,973	(184,437)	—	930,376
Beneficiary certificates	2,038,241	15,734	—	50,459	(201,981)	—	1,902,453
Loans	9,698	1,115	—	—	(190)	—	10,623
Derivative assets	6,676	21,971	—	4,666	—	(5,838)	27,475
Others	84,979	12,244	—	13,998	(16,548)	—	94,673

Sub-total	3,201,932	87,040	—	484,666	(535,595)	(5,838)	3,232,205

Financial assets at FVTOCI
Equity securities	494,427	—	10,433	125	(1,267)	—	503,718

Total	3,696,359	87,040	10,433	484,791	(536,862)	(5,838)	3,735,923

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,075	4,857	—	(4,480)	(10,097)	(6,254)	4,101
Financial liabilities designated at FVTPL
Equity-linked securities	19,631	(102)	—	—	(19,529)	—	—

Total	39,706	4,755	—	(4,480)	(29,626)	(6,254)	4,101

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amount to 99,110 million Won for the year ended December 31, 2021, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)

There were transfers between levels as the availability of observable market data for these financial instruments changed. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	For the year ended December 31, 2020
	January 1, 2020	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposal/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2020
Financial assets:
Financial assets at FVTPL
Equity securities	412,926	(7,001)	—	4,338	(690)	32	409,605
Capital contributions	483,199	24,005	—	181,535	(36,006)	—	652,733
Beneficiary certificates	1,267,200	(3,716)	—	991,870	(217,113)	—	2,038,241
Loans	9,037	1,961	—	—	(1,300)	—	9,698
Derivative assets	25,048	9,458	—	8,305	(23,911)	(12,224)	6,676
	63,880	3,472		17,997	(370)	—	84,979

Sub-total	2,261,290	28,179	—	1,204,045	(279,390)	(12,192)	3,201,932

Financial assets at FVTOCI
Equity securities	407,058	—	5,724	81,836	(2,383)	2,192	494,427

Total	2,668,348	28,179	5,724	1,285,881	(281,773)	(10,000)	3,696,359

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	30,150	—	2,590	(66,171)	(18,533)	20,075
Financial liabilities designated at FVTPL
Equity-linked securities	87,626	665	—	—	(68,660)	—	19,631

Total	159,665	30,815	—	2,590	(134,831)	(18,533)	39,706

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amount to 31,689 million Won for the year ended December 31, 2020, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)

There were transfers between levels as the availability of observable market data for these financial instruments changed, The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows.

Sensitivity analysis of financial instruments is performed by classifying the effect of changes in unobservable inputs on changes in the value of financial instruments into favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable input, the below table presents the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 3,740,024 million Won and 3,736,065 million Won as of December 31, 2021 and 2020 respectively, equity investments of 3,346,291 million Won and 3,254,030 million Won that are considered to provide the best estimate of fair value are excluded from the sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	December 31, 2021
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	1,222	(1,378)	—	—
Loans (*2)	13	(12)	—	—
Equity securities (*2) (*3)	5,185	(4,432)	—	—
Beneficiary certificates (*4)	1,305	(1,171)	—	—
Others (*2) (*4)	921	(876)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	21,054	(16,437)

Total	8,646	(7,869)	21,054	(16,437)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	205	(264)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

	December 31, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	110	(257)	—	—
Loans (*2)	58	(72)	—	—
Equity securities (*2) (*3) (*4)	7,101	(6,124)	—	—
Beneficiary certificates (*4)	1,403	(1,537)	—	—
Others (*2)	640	(547)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	13,469	(10,341)

Total	9,312	(8,537)	13,469	(10,341)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	516	(405)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	57	(45)	—	—

Total	573	(450)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,122,401	14,921,119	—	17,043,520	17,086,274
Loans and other financial assets at amortized cost	—	—	333,477,607	333,477,607	336,064,666
Financial liabilities:
Deposits due to customers	—	314,636,593	—	314,636,593	314,778,574
Borrowings	—	21,315,000	—	21,315,000	21,376,880
Debentures	—	26,462,877	—	26,462,877	26,478,289
Other financial liabilities	—	22,320,629	—	22,320,629	22,322,178

	December 31, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,968,875	14,299,748	—	17,268,623	17,020,839
Loans and other financial assets at amortized cost	—	—	298,227,207	298,227,207	300,374,775
Financial liabilities:
Deposits due to customers	—	288,663,843	—	288,663,843	288,511,010
Borrowings	—	19,907,918	—	19,907,918	19,900,256
Debentures	—	22,171,354	—	22,171,354	21,866,767
Other financial liabilities	—	12,503,206	—	12,503,206	12,504,009

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using valuation techniques. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

(6)	Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	65,072	—	15,663,735	—	15,728,807
Securities	7,054,696	39,042,051	17,086,274	—	63,183,021
Loans	10,623	—	311,839,771	—	311,850,394
Derivative assets	4,802,958	—	—	95,103	4,898,061
Other financial assets	—	—	8,561,160	—	8,561,160

Total	11,933,349	39,042,051	353,150,940	95,103	404,221,443

	December 31, 2021
	Financial assets at FVTPL	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	65,016	314,778,574	—	314,843,590
Borrowings	31,764	21,376,880	—	21,408,644
Debentures	—	26,478,289	—	26,478,289
Derivative liabilities	4,584,667	—	20,287	4,604,954
Other financial liabilities	—	22,322,178	—	22,322,178

Total	4,681,447	384,955,921	20,287	389,657,655

	December 31, 2020
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	48,796	—	9,639,557	—	9,688,353
Securities	5,435,435	29,952,641	17,020,839	—	52,408,915
Loans	9,698	—	283,901,470	—	283,911,168
Derivative assets	6,908,521	—	—	174,820	7,083,341
Other financial assets	—	—	6,833,748	—	6,833,748

Total	12,402,450	29,952,641	317,395,614	174,820	359,925,525

	December 31, 2020
	Financial assets at FVTPL	Financial liabilities designated at FVTPL	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	49,279	—	288,511,010	—	288,560,289
Borrowings	—	19,631	19,900,256	—	19,919,887
Debentures	—	—	21,866,767	—	21,866,767
Derivative liabilities	6,460,162	—	—	28	6,460,190
Other financial liabilities	—	—	12,504,009	—	12,504,009

Total	6,509,441	19,631	342,782,042	28	349,311,142

(7)	Income or expense from financial instruments by category are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain(loss) on valuation	Others	Total
Financial assets at FVTPL	22,319	—	—	(59,953)	575,371	537,737
Financial assets designated at FVTPL	—	—	—	—	102	102
Financial assets at FVTOCI	381,814	1,343	(4,909)	—	54,563	432,811
Securities at amortized cost	324,920	—	(664)	—	—	324,256
Loans and other financial assets at amortized cost	7,704,975	44,879	(214,624)	—	57,714	7,592,944
Financial liabilities at amortized cost	(2,505,445)	—	—	—	—	(2,505,445)
Net derivatives (designated for hedging)	—	—	—	16,522	(5,300)	11,222

Total	5,928,583	46,222	(220,197)	(43,431)	682,450	6,393,627

	December 31, 2020
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain(loss) on valuation	Others	Total
Financial assets at FVTPL	23,414	—	—	(24,909)	614,669	613,174
Financial assets designated at FVTPL	—	—	—	(682)	17	(665)
Financial assets at FVTOCI	437,319	311	(1,529)	—	35,270	471,371
Securities at amortized cost	382,988	—	934	—	—	383,922
Loans and other financial assets at amortized cost	7,705,502	52,500	(547,934)	—	18,046	7,228,114
Financial liabilities at amortized cost	(3,249,405)	—	—	—	—	(3,249,405)
Net derivatives (designated for hedging)	—	—	—	(1,852)	594	(1,258)

Total	5,299,818	52,811	(548,529)	(27,443)	668,596	5,445,253

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

i)	Transferred financial assets that do not meet the condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2020
Assets transferred	Financial assets at FVTOCI	127,065	138,315
	Securities at amortized cost	38,995	40,987
	Loans at amortized cost	—	50,088

	Total	166,060	229,390

Related liabilities	Bonds sold under repurchase agreements	162,976	213,623

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2020	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds and others	98,535	100,345	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are also explained in Note 18.

c)	Securitization of financial assets

As of the end December 31,2021 and 2020 the structured entity subject to consolidation issued asset-backed securities using loans and corporate bonds held by the Group, and the Group bears related risks through purchase agreements or credit offerings. The details of the transfer transaction of financial instruments are as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2020
		Book value (*)	Book value (*)
Transferred assets	Loans at amortized cost	2,874,480	2,543,966
Related liabilities	Securitization borrowings	2,424,080	2,536,219
	Securitization bonds	4,006	4,006

(*)	The carrying amount is the amount before the provision for credit losses is deducted.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of Korean IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and other financial assets at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of Korean IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of Korean IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a purchase and resale agreement and accounted it as a secured loan. The Group under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of Korean IFRS 1032. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loans and other financial assets at amortized cost.

As of December 31, 2021 and 2020, the financial instruments to be offset and covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	4,172,426	—	4,172,426	8,244,175	557,026	1,273,490
Receivable spot exchange (*2)	5,902,265	—	5,902,265
Bonds purchased under resale agreements (*2)	10,332,858	—	10,332,858	10,332,858	—	—
Domestic exchanges settlement credits (*2)(*5)	42,356,630	42,275,583	81,047	—	—	81,047

Total	62,764,179	42,275,583	20,488,596	18,577,033	557,026	1,354,537

	December 31, 2021
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	3,708,540	—	3,708,540	8,811,005	162,138	639,158
Payable spot exchange (*3)	5,903,761	—	5,903,761
Bonds sold under repurchase agreements (*4)	162,976	—	162,976	162,976	—	—
Domestic exchanges settlement debits (*3) (*5)	48,979,260	42,275,583	6,703,677	3,401,251	—	3,302,426

Total	58,754,537	42,275,583	16,478,954	12,375,232	162,138	3,941,584

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.

(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2020
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	6,458,681	—	6,458,681	7,733,998	598,545	1,280,057
Receivable spot exchange (*2)	3,153,919	—	3,153,919
Bonds purchased under resale agreements (*2)	10,145,749	—	10,145,749	10,145,749	—	—
Domestic exchanges settlement credits (*2)(*6)	34,348,139	32,831,416	1,516,723	—	—	1,516,723

Total	54,106,488	32,831,416	21,275,072	17,879,747	598,545	2,796,780

	December 31, 2020
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	5,823,371	—	5,823,371	7,147,683	477,603	1,371,115
Equity linked securities in short position (*3)	19,630	—	19,630
Payable spot exchange (*4)	3,153,400	—	3,153,400
Bonds sold under repurchase agreements (*5)	213,623	—	213,623	213,623	—	—
Domestic exchanges settlement debits (*4)(*6)	33,007,595	32,831,416	176,179	176,179	—	—

Total	42,217,619	32,831,416	9,386,203	7,537,485	477,603	1,371,115

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented at as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and Associates	Main business	December 31, 2021	December 31, 2020
Woori Bank:
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	November 30, 2021 (*4)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	December 31, 2021
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	November 30, 2021 (*4)
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	27.5	26.5	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
The Base Enterprise Co., Ltd. (*3)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	28.9	28.9	Korea	—
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
QTS Shipping Co., Ltd. (*3)	Complex transportation brokerage	49.4	49.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	24.0	24.0	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Force TEC Co., Ltd.	Manufacturing	24.5	25.8	Korea	September 30, 2021 (*4)
Sinseong Trading Co., Ltd. (*9)	Manufacturing	27.8	27.2	Korea	—
Reading Doctors Co., Ltd. (*3)	Other services	35.4	35.4	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*3)	Plating	20.5	20.5	Korea	—
Cultizm Korea LTD Co., Ltd. (*3)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.0	24.0	Korea	—
Beomgyo.,Ltd (*3)	Communication equipment retail business	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	December 31, 2021
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	December 31, 2021
K BANK Co., Ltd. (*2)(*8)	Finance	12.6	26.2	Korea	November 30, 2021 (*4)

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and Associates	Main business	December 31, 2021	December 31, 2020
Smart Private Equity Fund No. 2 (*10)	Other financial services	—	20.0	Korea	—
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	December 16, 2021 (*4)
Well to Sea No. 3 Private Equity Fund (*11)	Finance	—	50.0	Korea	—
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	December 31, 2021
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	December 31, 2021
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	December 31, 2021
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	24.5	24.5	Korea	December 31, 2021
LOTTE CARD Co.,Ltd.	Credit card and installment financing	20.0	20.0	Korea	September 30, 2021 (*4)
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	27.1	28.4	Korea	December 31, 2021
PCC-Woori LP Secondary Fund	Other financial investment services	26.9	26.9	Korea	December 31, 2021
Together-Korea Government Private Pool Private Securities Investment Trust No. 3 (*6)	Other financial securities	100.0	100.0	Korea	December 31, 2021
Genesis Environment Energy Private Equity Fund No. 1 (*6)	Trust and collective investment	24.8	24.8	Korea	December 31, 2021
Union Technology Finance Investment Association (*6)	Other financial investment services	29.7	29.7	Korea	December 31, 2021
KUM HWA Co., Ltd (*7)	Telecommunication equipment retail sales	20.0	—	Korea	September 30, 2021 (*4)
Paratus Woori Material Component Equipment joint venture company (*5)	Other financial investment services	20.8	—	Korea	December 31, 2021
Dicustody Co., Ltd.(*2)(*5)	Other information technology and computer-operation related services	1.0	—	Korea	December 31, 2021
Jinmyung Plus Co.,Ltd. (*7)	Manufacturing	20.20	—	Korea	December 31, 2021

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2021 and 2020.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies.
(*3)	There is no investment balance as of December 31, 2021 and 2020.
(*4)

The equity method was applied using the most recent financial statements available because financial statement at the end of the reporting period cannot be obtained, and any significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the group were appropriately reflected.

(*5)	Due to capital contribution by the Group for the year ended December 31, 2021, the entity has been included in the investment in associates.
(*6)	Due to capital contribution by the Group for the year ended December 31, 2020, the entity has been included in the investment in associates.
(*7)	Due to closing of reorganization for the year ended December 31, 2021, the entity has been included in the investment in associates.
(*8)	Due to the failure of associates to participate in the capital increase with consideration, the percentage of ownership decreased for the year ended December 31, 2021.
(*9)	Registration was closed and excluded from associates for the year ended December 31, 2021.
(*10)	Due to loss of significant influence during the year, It has been classified as a financial asset measured at fair value through profit or loss.
(*11)	It was fully repaid and excluded from associates for the year ended December 31, 2021.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in capital	December 31, 2021
W Service Networks Co., Ltd.	108	191	(4)	—	—	(4)	—	183
Korea Credit Bureau Co., Ltd.	3,313	8,125	1,388	—	—	(90)	—	9,423
Korea Finance Security Co., Ltd.	3,267	3,066	35	—	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	14,991	15,032	(637)	—	(1,947)	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	8,396	13,238	3,520	—	(3,497)	(631)	—	12,630
K BANK Co., Ltd.(*1)	236,232	174,097	67,553	—	—	—	(2,157)	239,493
Smart Private Equity Fund No.2	—	1,481	(797)	—	(684)	—	—	—
Woori Bank-Company K Korea Movie Asset Fund	—	2,788	137	—	(2,100)	(480)	—	345
Well to Sea No.3 Private Equity Fund	—	15,687	134	—	—	(15,821)	—	—
Partner One Value Up I Private Equity Fund	5,039	9,816	2,521	—	(4,961)	(800)	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,736	9,756	1,417	5,040	(5,060)	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,255	4,129	—	125	—	—	—	4,254
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	26,902	14,711	8,982	(23,125)	(7,403)	—	20,067
LOTTE CARD Co.,Ltd.	346,810	422,832	39,301	—	—	(10,374)	6,536	458,295
Woori-Q Corporate Restructuring Private Equity Fund	33,121	17,116	372	18,669	(2,664)	—	—	33,493
PCC-Woori LP Secondary Fund	7,000	5,634	1,120	1,750	—	—	—	8,504
Force TEC Co., Ltd.(*2)	—	393	(393)	—	—	—	—	—
KUM HWA Co., Ltd(*2)	—	—	—	—	—	—	—	—
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,023	47	—	—	—	—	10,070
Genesis Environmental Energy Company No. 1 Private Equity Partnership	3,738	3,979	147	—	—	—	—	4,126
Union Technology Finance Investment Association	12,750	4,485	(347)	8,250	—	—	—	12,388
Paratus Woori Material Component Equipment joint venture company	12,300	—	(144)	12,300	—	—	—	12,156
Dicustody Co., Ltd.	1	—	—	1	—	—	—	1
Jinmyung Plus Co., Ltd.	—	—	—	—	—	—	—	—

	719,294	748,770	130,081	55,117	(44,038)	(35,603)	4,379	858,706

(*1)	Included 70,120 million Won of deemed gain on disposal in accordance with the decrease in percentage of ownership from disproportionate contribution for the year ended December 31, 2021.
(*2)	As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 797 million Won for Force TEC Co., Ltd. and 2 million Won for KUM HWA Co., Ltd.

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in capital	December 31, 2020
W Service Networks Co., Ltd.	108	186	7	—	—	(3)	1	191
Korea Credit Bureau Co., Ltd.	3,313	6,845	1,370	—	—	(90)	—	8,125
Korea Finance Security Co., Ltd.	3,267	3,287	(221)	—	—	—	—	3,066
Chin Hung International Inc.	—	51,176	(742)	—	(50,411)	—	(23)	—
Saman Corporation	—	849	(432)	—	(466)	—	49	—
Woori Growth Partnerships New Technology Private Equity Fund	16,938	19,212	(2,240)	—	(1,728)	(212)	—	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	11,893	15,141	1,240	—	(492)	(1,088)	(1,563)	13,238
K BANK Co., Ltd.	236,232	31,254	(18,334)	163,082	—	—	(1,905)	174,097
Smart Private Equity Fund No.2	2,915	2,764	(1,283)	—	—	—	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	365	—	(900)	—	—	2,788
Well to Sea No.3 Private Equity Fund	—	209,023	87,180	—	(101,483)	(178,355)	(678)	15,687
Partner One Value Up No.1 Private Equity Fund	10,000	9,908	(92)	—	—	—	—	9,816
IBK KIP Seongjang Dideemdol No.1 Private Investment Limited Partnership	9,756	4,576	—	5,720	(540)	—	—	9,756
Crevisse Raim Impact No.1 Startup Venture Specialist Private Equity Fund	4,130	4,375	—	75	(321)	—	—	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund No.1	22,380	9,085	5,179	21,276	(8,638)	—	—	26,902
LOTTE CARD Co., Ltd	346,810	409,444	19,692	810	—	(5,710)	(1,404)	422,832
Woori-Q Corporate Restructuring Private Equity Fund	17,116	4,532	—	12,584	—	—	—	17,116
PCC-Woori LP Secondary Fund	5,250	1,750	384	3,500	—	—	—	5,634
Force TEC Co., Ltd.	—	—	1,542	—	—	—	(1,149)	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	—	23	100,000	(90,000)	—	—	10,023
Genesis Environmental Energy Company No. 1 Private Equity Partnership	3,738	—	241	4,084	(346)	—	—	3,979
Union Technology Finance Investment Association	4,500	—	(15)	4,500	—	—	—	4,485

	710,446	786,730	93,864	315,631	(255,325)	(185,458)	(6,672)	748,770

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income	Total comprehensive income
W Service Networks Co., Ltd.	6,208	2,504	17,019	840	—	840
Korea Credit Bureau Co., Ltd.	113,859	21,284	127,751	20,486	—	20,486
Korea Finance Security Co., Ltd.	34,957	14,286	57,462	249	—	249
Woori Growth Partnerships New Technology Private Equity Fund	54,173	231	3,807	(2,228)	—	(2,228)
2016KIF-IMM Woori Bank Technology Venture Fund	63,983	837	23,010	21,119	—	21,119
K BANK Co., Ltd.	14,021,789	12,291,131	250,502	19,348	(32,072)	(12,724)
Woori Bank-Company K Korea Movie Asset Fund	1,383	2	1,075	543	—	543
Partner One Value Up I Private Equity Fund	28,273	—	11,972	10,914	—	10,914
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	56,363	597	11,422	10,077	—	10,077
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,799	5	—	(332)	—	(332)
Woori-Shinyoung Growth-Cap Private Equity Fund	82,087	314	83,143	81,550	—	81,550
LOTTE CARD Co., Ltd. (*)	15,980,312	13,460,156	1,499,867	184,919	25,612	210,531
Woori-Q Corporate Restructuring Private Equity Fund	121,057	555	327	(1,547)	—	(1,547)
PCC-Woori LP Secondary Fund	31,585	—	5,720	4,162	—	4,162
Force TEC Co., Ltd.	11,904	23,508	20,941	(9,188)	—	(9,188)
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,073	1	41	37	—	37
Genesis Environmental Energy Company No. 1 Private Equity Partnership	20,610	3,941	11,347	694	—	694
Union Technology Finance Investment Association	41,996	290	13	(1,168)	—	(1,168)
KUM HWA Co., Ltd	20	176	58	(10)	—	(10)
Paratus Woori Material Component Equipment joint venture company	58,507	—	7	(693)	—	(693)
Dicustody Co., Ltd.	98	—	—	(2)	—	(2)
Jinmyung Plus Co., Ltd.	568	445	209	5	—	5

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	As of and for the year ended December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income	Total comprehensive income
W Service Networks Co., Ltd.	6,305	2,448	18,525	1,197	—	1,197
Korea Credit Bureau Co., Ltd.	117,077	37,599	107,810	13,391	—	13,391
Korea Finance Security Co., Ltd.	36,978	16,536	60,599	(1,985)	—	(1,985)
Woori Growth Partnerships New Technology Private Equity Fund	65,390	252	1,589	(9,601)	—	(9,601)
2016KIF-IMM Woori Bank Technology Venture Fund	64,109	1,198	7,425	6,201	—	6,201
K BANK Co., Ltd.	4,040,051	3,530,074	68,144	(83,989)	(1,354)	(85,343)
Smart Private Equity Fund No. 2	13,667	51	1	(204)	—	(204)
Woori Bank-Company K Korea Movie Asset Fund	11,273	119	1,926	1,461	—	1,461
Well to Sea No. 3 Private Equity Fund	22,001	3,102	610,535	16,061	3,976	20,037
Partner One Value Up I Private Equity Fund	42,205	—	308	(329)	—	(329)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	46,542	655	1,024	(411)	—	(411)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	—	284	(85)	—	(85)
Woori-Shinyoung Growth-Cap Private Equity Fund I	110,452	825	23,875	21,106	—	21,106
LOTTE CARD Co., Ltd. (*)	14,578,716	12,238,805	1,255,593	78,781	(9,040)	69,741
Woori-Q Corporate Restructuring Private Equity Fund	58,355	433	206	(1,590)	—	(1,590)
PCC-Woori LP Secondary Fund	20,927	4	2,082	1,425	—	1,425
Force TEC Co., Ltd.	47,077	45,552	25,914	(415)	(2,745)	(3,160)
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,025	1	187	23	—	23
Genesis Environmental Energy Company No. 1 Private Equity Partnership	16,192	118	1,400	974	—	974
Union Technology Finance Investment Association	15,151	51	1	(50)	—	(50)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2021 and 2020, are as follows:

	December 31, 2021
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2020
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

(5)

As of December 31, 2021 and 2020, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction and others	Book Value
W Service Networks Co., Ltd.	3,704	4.9	183	—	—	—	183
Korea Credit Bureau Co., Ltd.	92,575	9.9	9,177	246	—	—	9,423
Korea Finance Security Co., Ltd.	20,671	15.0	3,101	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	53,942	23.1	12,448	—	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	63,146	20.0	12,630	—	—	—	12,630
K BANK Co., Ltd. (*)	1,730,307	12.6	217,599	21,894	—	—	239,493
Woori Bank-Company K Korea Movie Asset Fund	1,381	25.0	345	—	—	—	345
Partner One Value Up I Private Equity Fund	28,273	23.3	6,576	—	—	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	55,767	20.0	11,153	—	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,794	25.0	3,949	—	—	305	4,254
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,773	24.5	20,067	—	—	—	20,067
LOTTE CARD Co., Ltd. (*)	2,291,474	20.0	458,295	—	—	—	458,295
Woori-Q Corporate Restructuring Private Equity Fund	120,502	27.8	33,493	—	—	—	33,493
PCC-Woori LP Secondary Fund	31,585	26.9	8,504	—	—	—	8,504
Force TEC Co., Ltd.	(11,604)	24.5	(2,848)	—	—	2,848	—
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,071	100.0	10,070	—	—	—	10,070
Genesis Environmental Energy Company No. 1 Private Equity Partnership	16,669	24.8	4,126	—	—	—	4,126
Union Technology Finance Investment Association	41,706	29.7	12,388	—	—	—	12,388
KUM HWA Co., Ltd	(156)	20.0	(31)	—	—	31	—
Paratus Woori Material Component Equipment joint venture company	58,507	20.8	12,156	—	—	—	12,156
Dicustody Co., Ltd.	98	1.0	1	—	—	—	1
Jinmyung Plus Co., Ltd.	123	20.2	25		—	(25)	—

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book Value
W Service Networks Co., Ltd.	3,857	4.9	191	—	—	—	191
Korea Credit Bureau Co., Ltd.	79,478	9.9	7,876	246	—	3	8,125
Korea Finance Security Co., Ltd.	20,442	15.0	3,066	—	—	—	3,066
Woori Growth Partnerships New Technology Private Equity Fund	65,138	23.1	15,034	—	—	(2)	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	62,911	20.0	12,582	—	—	656	13,238
K BANK Co., Ltd. (*1)(*2)	509,978	26.2	133,614	44,117	(3,634)	—	174,097
Smart Private Equity Fund No. 2 (*2)	13,616	20.0	2,723	—	(1,242)	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	11,154	25.0	2,788	—	—	—	2,788
Well to Sea No. 3 Private Equity Fund (*1)	18,899	50.0	9,446	—	—	6,241	15,687
Partner One Value Up I Private Equity Fund	42,205	23.3	9,817	—	—	(1)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	45,888	20.0	9,178	—	—	578	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	25.0	3,937	—	—	192	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	109,627	24.5	26,902	—	—	—	26,902
LOTTE CARD Co., Ltd. (*1)	2,114,159	20.0	422,832	—	—	—	422,832
Woori-Q Corporate Restructuring Private Equity Fund	57,922	28.4	16,432	—	—	684	17,116
PCC-Woori LP Secondary Fund	20,923	26.9	5,632	—	—	2	5,634
Force TEC Co., Ltd.	1,526	25.8	393	—	—	—	393
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,024	100.0	10,024	—	—	(1)	10,023
Genesis Environmental Energy Company No. 1 Private Equity Partnership	16,074	24.8	3,979	—	—	—	3,979
Union Technology Finance Investment Association	15,100	29.7	4,485	—	—	—	4,485

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Acquisition cost	637,616	626,818
Accumulated depreciation	(48,619)	(42,674)

Net carrying value	588,997	584,144

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021	For the year ended December 31, 2020
Beginning balance	584,144	617,589
Acquisition	—	2,413
Disposal	—	(353)
Depreciation	(5,325)	(5,454)
Transfer (*)	9,937	(22,742)
Foreign currencies translation adjustments	241	267
Others	—	(7,576)

Ending balance	588,997	584,144

(*)

Land and buildings were transferred from premises and equipment to investment properties for the year ended December 31, 2021, and land and buildings were transferred from investment properties to premises and equipment for the year ended December 31, 2020.

(3)

Fair value of investment properties amounted to 857,454 million Won and 738,253 million Won as of December 31, 2021 and 2020, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties is amounting to 26,661 million Won and 26,075 million Won for the years ended December 31, 2021 and 2020, respectively. The expenses directly related to the investment properties where rental fee was earned are 5,325 million Won and 5,454 million Won, respectively.

(5)	The minimum lease payments expected to be received in the future under the non-refundable lease agreement as of December 31, 2021 and 2020. (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Lease payments:
Within a year	15,481	13,091
More than 1 year and within 2 years	9,454	8,445
More than 2 years and within 3 years	7,743	7,545
More than 3 years and within 4 years	5,009	7,154
More than 4 years and within 5 years	2,953	4,312
More than 5 years	2,603	2,534

Total	43,243	43,081

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Premises and equipment (owned)	1,524,032	659,063	196,557	43,178	3,171	2,426,001
Right-of-use assets	—	320,613	15,096	—	—	335,709

Carrying value	1,524,032	979,676	211,653	43,178	3,171	2,761,710

	December 31, 2020
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Premises and equipment (owned)	1,533,523	686,819	222,243	44,831	1,406	2,488,822
Right-of-use assets	—	410,325	9,313	—	—	419,638

Carrying value	1,533,523	1,097,144	231,556	44,831	1,406	2,908,460

(2)	Details of premises and equipment (owned) as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,524,032	945,035	827,643	453,160	3,171	3,753,041
Accumulated depreciation	—	(285,972)	(631,086)	(409,982)	—	(1,327,040)

Net carrying value	1,524,032	659,063	196,557	43,178	3,171	2,426,001

	December 31, 2020
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,533,523	946,645	804,548	453,059	1,406	3,739,181
Accumulated depreciation	—	(259,826)	(582,305)	(408,228)	—	(1,250,359)

Net carrying value	1,533,523	686,819	222,243	44,831	1,406	2,488,822

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,533,523	686,819	222,243	44,831	1,406	2,488,822
Acquisition	—	15,750	49,364	18,485	3,078	86,677
Disposal	—	(1,994)	(720)	(918)	—	(3,632)
Depreciation	—	(30,132)	(76,527)	(20,422)	—	(127,081)
Foreign currencies translation adjustment	991	712	2,868	1,580	153	6,304
Transfer (*)	(6,419)	(3,518)	—	—	—	(9,937)
Classification to held for sale	(7,157)	(5,695)	—	—	—	(12,852)
Others	3,094	(2,879)	(671)	(378)	(1,466)	(2,300)

Ending balance	1,524,032	659,063	196,557	43,178	3,171	2,426,001

(*)	Land and buildings transferred from premises and equipment to investment properties for the year ended December 31, 2021.

	For the year ended December 31, 2020
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,528,172	685,408	237,786	51,240	1,286	2,503,892
Acquisition	3,787	26,944	66,898	23,280	911	121,820
Disposal	(8,326)	(1,719)	(586)	(543)	—	(11,174)
Depreciation	—	(31,523)	(80,118)	(29,085)	—	(140,726)
Foreign currencies translation adjustment	10,726	12,016	118	—	(118)	22,742
Transfer (*)	(837)	(883)	(1,849)	(830)	(82)	(4,481)
Others	1	(3,424)	(6)	769	(591)	(3,251)

Ending balance	1,533,523	686,819	222,243	44,831	1,406	2,488,822

(*)	Land and buildings transferred from invest properties to premises and equipment for the year ended December 31, 2020.

(4)	Details of right-of-use assets as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Building	Properties for business use	Total
Acquisition cost	572,098	23,653	595,751
Accumulated depreciation	(251,485)	(8,557)	(260,042)

Net carrying value	320,613	15,096	335,709

	December 31, 2020
	Building	Properties for business use	Total
Acquisition cost	673,894	22,815	696,709
Accumulated depreciation	(263,569)	(13,502)	(277,071)

Net carrying value	410,325	9,313	419,638

(5)	Details of changes in right-of-use assets for the years ended December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions) :

	December 31, 2021
	Building	Properties for business use	Total
Beginning balance	410,325	9,313	419,638
New contracts	132,742	14,498	147,240
Changes in contracts	9,064	226	9,290
Termination	(46,721)	(1,654)	(48,375)
Depreciation	(210,924)	(8,516)	(219,440)
Others	26,127	1,229	27,356

Ending balance	320,613	15,096	335,709

	December 31, 2020
	Building	Properties for business use	Total
Beginning balance	421,704	13,680	435,384
New contracts	218,222	4,904	223,126
Changes in contracts	10,101	33	10,134
Termination	(17,983)	(457)	(18,440)
Depreciation	(214,690)	(8,722)	(223,412)
Others	(7,029)	(125)	(7,154)

Ending balance	410,325	9,313	419,638

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	158,498	34,643	1,892	411,468	858,290	19,867	535	1,485,193
Accumulated amortization	—	(16,988)	(1,201)	(251,137)	(716,415)	—	—	(985,741)
Accumulated impairment losses	—	—	—	—	(33,552)	(1,013)	—	(34,565)

Net carrying value	158,498	17,655	691	160,331	108,323	18,854	535	464,887

	December 31, 2020
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	147,339	28,820	1,649	357,394	820,515	18,990	6,668	1,381,375
Accumulated amortization	—	(11,895)	(983)	(182,599)	(669,341)	—	—	(864,818)
Accumulated impairment losses	—	—	—	—	(33,534)	(755)	—	(34,289)

Net carrying value	147,339	16,925	666	174,795	117,640	18,235	6,668	482,268

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	147,339	16,925	666	174,795	117,640	18,235	6,668	482,268
Acquisition	—	1,011	243	50,326	31,582	1,359	—	84,521
Amortization (*1)	—	(3,808)	(218)	(68,538)	(44,897)	—	—	(117,461)
Reversal of impairment losses (*2)	—	—	—	—	(18)	(258)	—	(276)
Foreign currencies translation adjustment	11,159	2,015	—	—	936	232	—	14,342
Transfer	—	—	—	3,748	2,920	—	(6,668)	—
Others(*3)	—	1,512	—	—	160	(714)	535	1,493

Ending balance	158,498	17,655	691	160,331	108,323	18,854	535	464,887

(*1)	Amortization of other intangible assets amounting to 13,693 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

(*3)	Other increases or decreases in membership include the return of membership rights of 500 million Won.

	For the year ended December 31, 2020
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	163,731	15,585	642	201,534	149,118	17,354	4,066	552,030
Acquisition	—	4,570	219	36,060	21,362	893	3,197	66,301
Amortization (*1)	—	(3,395)	(195)	(62,422)	(43,718)	—	—	(109,730)
Reversal of impairment losses (*2)	—	—	—	—	(7,687)	48	—	(7,639)
Foreign currencies translation adjustment	(14,802)	(1,149)	—	—	(1,059)	(15)	(3)	(17,028)
Transfer	—	—	—	428	164	—	(592)	—
Others	(1,590)	1,314	—	(805)	(540)	(45)	—	(1,666)

Ending balance	147,339	16,925	666	174,795	117,640	18,235	6,668	482,268

(*1)	Amortization of other intangible assets amounting to 11,890 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

(3)	Goodwill

1)	Details of major goodwill as of December 31, 2021 and 2020 are as follows (Unit: Korea Won in millions):

	For the year ended December 31
Cash Generating Unit (*1)	2021	2020
PT Bank Woori Saudara Indonesia 1906 Tbk(*2)	99,667	92,831
WOORI BANK(CAMBODIA) PLC. (*3)	52,082	47,924

Total	151,749	140,755

(*1)

The goodwill has been allocated to the cash-generating unit that will benefit from the synergies of the business combination, and the cash-generating unit generally consists of a sales unit or its sub-sector.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen our competitiveness by securing a local sales network in Indonesia.
(*3)	The Group has acquired VisionFund Cambodia to expand Cambodian retail sales, and recognized goodwill based on the economies of scale and acquired customer base.

2)	Impairment test

The recoverable amount of the cash-generating unit is measured at larger amount among the net fair value or the value in use.

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. PT Bank Woori Saudara Indonesia 1906 Tbk applied zero growth rate to estimate future cash flow for the period over five years. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs.

Category	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK(CAMBODIA) PLC.
Discount rate (%)	11.96	12.60
Terminal growth rate (%)	0.0	0.0
Recoverable amount	606,626	369,782
Carrying amount	592,136	357,902

As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been distributed will not exceed the recoverable amount.

3)	Sensitivity analysis

The sensitivity of fair value measurements due to changes in significant but unobservable inputs used in measuring recoverable amount of PT Bank Woori Saudara Indonesia 1906 Tbk and WOORI BANK(CAMBODIA) PLC. as of December 31, 2021, is as follows (Unit: Korean Won in millions):

		PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK(CAMBODIA) PLC.
Discount rate	Increase by 1% point	(62,532)	(30,603)
	Decrease by 1% point	74,238	35,994
Terminal growth rate	Increase by 0.5% point	22,564	9,749
	Increase by 1.0% point	47,187	20,339

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Premises and equipment, etc. (*)	8,900	—
Investments in subsidiaries and associates (*)	11,472	50,411

Total	20,372	50,411

(*)	The Group classifies above aseets as assets held for sale that are highly likely to be sold within one year from December 31, 2021, based on the management’s decision.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2021
		Collateral given to	Amount	Reason for collateral
Loans at amortized cost and other financial assets	Due from banks in local currency	Samsung Securities Co., Ltd. and others	25,338	Margin deposit for futures or option
	Due from banks in foreign currencies	Yuanta Securities Korea Co., Ltd.	1,051,006	Overseas Futures Option Deposit and ohters
	Mortgage-backed securities	Public offering	2,494,333	Covered bonds
Financial assets at FVTPL	Korean financial institutions’ debt securities and others	Korea Securities Finance Corporation	54,419	Provision of security for securities loan purpose
Financial assets at FVTOCI	Korean treasury and government bonds and others	Korea Securities Depository	470	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	The BOK and others	3,666,849	Settlement risk and others
	Foreign financial institutions’ debt securities	STANDARD BANK LONDON LTD	126,595	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	8,977,748	Settlement risk and other
	Foreign financial institutions’ debt securities and others	NATIXIS and others	38,995	Related to bonds sold under repurchase agreements (*)
		FHLB Advance	10,375	Related to offer the limit on borrowings

		Total	16,446,128

(*)

The financial assets are not derecognized and provided as collaterals because the Group entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Group continuously recognize the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

		December 31, 2020
		Collateral given to	Amount	Reason for collateral
Loans at amortized cost and other financial assets	Due from banks in local currency	Samsung Securities Co., Ltd. and others	39,005	Margin deposit for futures or option
	Due from banks in foreign currencies	JPMorgan Chase & Co., and others	755,177	CSA collateral and others
	Mortgage-backed securities	Public offering	3,190,889	Covered bonds
	Loan	Industrial & Commercial Bank of China	50,088	Related to bonds sold under repurchase agreements (*)
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	1,621,941	Settlement risk and others
	Mortgage-backed debt securities	Korea Securities Depository	473	Related to bonds sold under repurchase agreements (*)
		STANDARD BANK LONDON LTD	137,842	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Mortgage-backed debt securities	NATIXIS and others	40,987	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	8,111,193	Settlement risk and others
	Foreign financial institutions’ debt securities	Federal Reserve Bank	14,377	Related to the provision of loan limits

		Total	13,961,972

(*)

The financial assets are not derecognized and provided as collaterals because the Group entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Group continuously recognize the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

(2)	Assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Non-operational real estates	17,972	13,215
Non-operational assets	1,027	1,009
Real estate assessment provision	(1,129)	(670)
Accumulated Depreciation	(1,624)	(1,420)

Total	16,246	12,134

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2020	Loaned to
Financial assets at FVTOCI	Korean financial institution’s debt securities and others	98,535	100,345	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	10,785,412	—

	December 31, 2020
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	10,573,982	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Prepaid expenses	126,323	143,348
Advance payments	3,828	2,258
Non-operational assets	16,248	12,135
Others	13,649	11,814

Total	160,048	169,555

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	4,681,447	6,509,441
Financial liabilities designated at fair value through profit of loss upon initial recognition	—	19,631

Total	4,681,447	6,529,072

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Deposits
Gold banking liabilities	65,016	49,279
Borrowings	31,764	—
Derivative liabilities	4,584,667	6,460,162

Total	4,681,447	6,509,441

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Equity linked securities :
Equity linked securities in short position	—	19,631

These contacts are designated as financial liabilities at fair value through profit or loss because these contracts contain one or more embedded derivatives and are hybrid (combined) contracts in accordance with Korean IFRS 1109 Financial Instrument.

(4)	As of December 31, 2020, there are no accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities and debentures. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)	The difference between financial liabilities designated as at FVTPL’s carrying amount and nominal amount at maturity is as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Carrying amount	—	19,631
Nominal amount at maturity	—	25,781

Difference	—	(6,150)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Deposits in local currency:
Deposits on demand	18,076,164	12,528,698
Deposits at termination	254,199,558	242,117,085
Mutual installment	24,620	26,319
Certificate of deposits	3,586,423	2,072,389
Other deposits	1,286,720	1,372,461

Sub-total	277,173,485	258,116,952

Deposits in foreign currencies:
Deposits in foreign currencies	37,641,915	30,406,303
Present value discount	(36,826)	(12,245)

Total	314,778,574	288,511,010

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.3	3,144,897
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.4	2,053,611
Others	The Korea Development Bank and others	0.0 ~ 3.1	7,170,701

Sub-total			12,369,209

Borrowings in foreign currencies(*)	The Export-Import Bank of Korea and others	(0.5) ~ 7.3	8,518,117
Bills sold	Others	0.0 ~ 1.3	9,111
Call money	Bank and others	(0.5) ~ 2.6	317,961
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	162,975
Present value discount			(493)

Total			21,376,880

(*)	As of December 31, 2021, foreign currency borrowings subject to fair value hedges were included in the amount of 35,694 million Won.

	December 31, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.3	2,678,120
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 5.0	2,155,129
Others	The Korea Development Bank and others	0.0 ~ 5.3	6,882,170

Sub-total			11,715,419

Borrowings in foreign currencies	JP Morgan Chase & Co. and others	(0.4) ~ 7.3	7,546,312
Bills sold	Others	0.0 ~ 0.9	8,924
Call money	Bank and others	(0.3) ~ 3.8	416,370
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	213,623
Present value discount			(392)

Total			19,900,256

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2021		December 31, 2020
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.7 ~ 2.8	20,674,925	0.8 ~ 2.8	15,874,870
Subordinated bonds	1.9 ~ 5.1	5,817,442	1.9 ~ 5.9	6,005,515
Other bonds	17.0	4,006	17.0	4,006

Sub-total		24,496,373		21,884,391

Discounts on bonds		(18,084)		(17,624)

Total		26,478,289		21,866,767

(*)	Includes debentures under fair value hedge amounting to 2,366,724 million Won and 2,767,208 million Won as of December 31, 2021 and 2020, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Provisions for guarantees (*1)	67,703	75,464
Provisions for unused commitments	52,432	65,022
Asset retirement obligation	74,193	62,618
Other provisions (*2)	300,492	216,456

Total	494,820	419,560

(*1)	Provisions for guarantees include provisions for financial guarantees of 46,158 million Won and 52,105 million Won as of December 31, 2021 and 2020, respectively.
(*2)	Other provisions consist of provisions for litigation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

i)	Provisions for guarantees

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	50,676	16,745	8,043	75,464
Transfer to 12-month expected credit loss	2,146	(2,144)	(2)	—
Transfer to expected credit loss for the entire period	(162)	193	(31)	—
Transfer to credit-impaired financial assets	(2)	(163)	165	—
Net provision (reversal) of unused amount	(9,929)	636	(1,408)	(10,701)
Other increase (decrease) (*)	2,940	—	—	2,940

Ending balance	45,669	15,267	6,767	67,703

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	80	(59)	(21)	—
Transfer to expected credit loss for the entire period	(396)	1,639	(1,243)	—
Transfer to credit-impaired financial assets	(12)	(13)	25	—
Net provision (reversal) of unused amount	(1,125)	(11,122)	(6,101)	(18,348)
Other increase (decrease) (*)	1,328	(3)	1	1,326

Ending balance	50,676	16,745	8,043	75,464

(*)	Includes the impact from change of financial guarantee liability.

ii)	Provisions for unused loan commitments

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,912	32,110	—	65,022
Transfer to 12-month expected credit loss	2,013	(2,013)	—	—
Transfer to expected credit loss for the entire period	(661)	661	—	—
Transfer to credit-impaired financial assets	(32)	(61)	93	—
Net reversal of unused amount	(3,987)	(8,641)	(93)	(12,721)
Other increase (decrease)	131	—	—	131

Ending balance	30,376	22,056	—	52,432

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	30,346	29,882	—	60,228
Transfer to 12-month expected credit loss	1,156	(1,156)	—	—
Transfer to expected credit loss for the entire period	(651)	651	—	—
Transfer to credit-impaired financial assets	(57)	(34)	91	—
Net provision (reversal) of unused amount	2,397	2,767	(91)	5,073
Other increase (decrease)	(279)	—	—	(279)

Ending balance	32,912	32,110	—	65,022

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021	For the year ended December 31, 2020
Beginning balance	62,618	60,477
Provisions provided	1,083	1,176
Provisions used	(4,748)	(2,794)
Amortization	329	335
Reversal of provisions unused	—	(73)
Increase in restoration costs and others	14,911	3,497

Ending balance	74,193	62,618

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2021, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021	For the year ended December 31, 2020
	Other provisions	Other provisions
Beginning balance	216,456	166,006
Provisions provided	81,383	230,894
Provisions used and others	(9,199)	(180,832)
Reversal of unused amount	(105)	(85)
Foreign currencies translation adjustments	11,957	606
Others	—	(133)

Ending balance	300,492	216,456

(5)	Others

1)

The Group has been offering Korean won settlement services for trade with Korea and Iran; however, the Group has stopped the services for trade in line with U.S. economic sanctions on September 23, 2019. The Group resumed the service only on humanitarian goods on July 13, 2020. The Group is currently being investigated by U.S. prosecutors (federal prosecutors, New York state prosecutors) and New York State Department of Financial Services for violations of U.S. sanctions against Iran, Sudan, Syria and Cuba. In this regard, the Office of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, but the investigation procedures of the U.S. Public Prosecutors’ Office and the New York State Department of Financial Services have not been completed yet.

2)

The Group recognized the provision of the estimated compensation and penalty amounts related to the incomplete selling of the Derivative Linked Fund (DLF), which occurred in 2019, expected to be imposed by the Financial Services Commission as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds in 2020 by Lime Asset Management and the dispute settlement by the Financial Supervisory Service as the best estimate of the expenditure. As of December 31, 2021, the provision for the case is 114.9 billion Won. Also, provision for the penalty amounts related to the incomplete selling is 7.2 billion Won.

4)

The Group resolved advance payment for the delay in the redemption of funds by Platform Asia Fund and others, and this was a resolution by the Board of Directors on October 22, 2021. Provisions for estimated compensation amounts related to expected customer loss was recognized as the best estimate of the expenditure. As of December 31, 2021, the sales revenue for Platform Asia, Heritage DLS, and Gen2 Partners DLS are 85 billion Won, 22.3 billion Won, and 90.2 billion Won respectively, and provision is 35.7 billion Won, 13.4 billion Won, and 10.8 billion Won respectively. Also, provision for the penalty amounts related to the incomplete selling for Heritage DLS is 700 million Won.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumption that is considered to be the most reasonable estimate of future cash flows (the projected unit method, which takes account of projected earnings increases).

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Present value of defined benefit obligations	1,414,378	1,418,005
Fair value of plan assets	(1,424,725)	(1,414,926)

Net defined benefit liability(asset)	(10,347)	3,079

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021	For the year ended December 31, 2020
	Beginning balance	1,418,005	1,312,690
	Current service cost	150,599	151,912
	Interest cost	35,087	31,371
Remeasurements	Financial assumptions	(82,213)	(17,643)
	Demographic assumptions	—	3,425
	Experience adjustments	(13,428)	(10,353)
	Foreign currencies translation adjustments	165	(119)
	Retirement benefit paid	(93,943)	(51,888)
	Effect of moving in and out of associates	727	(2,507)
	Others	(621)	1,117

	Ending balance	1,414,378	1,418,005

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021	For the year ended December 31, 2020
Beginning balance	1,414,926	1,264,412
Interest income	36,961	32,085
Remeasurements	(13,323)	(6,750)
Employer’s contributions	75,000	180,000
Retirement benefit paid	(89,093)	(48,707)
Effect of moving in and out of associates	2,549	(3,887)
Other	(2,295)	(2,227)

Ending balance	1,424,725	1,414,926

(4)

Plan assets wholly consist of time deposits as of December 31, 2021 and 2020. Among plan assets, realized returns on plan assets amount to 23,638 million Won and 25,335 million Won for the years ended December 31, 2021 and 2020, respectively.

Meanwhile, the contribution expected to be paid in the current accounting year amounts to 135,654 million Won.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021	For the year ended December 31, 2020
Current service cost	150,599	151,912
Net interest income	(1,874)	(714)

Cost recognized in net income	148,725	151,198

Remeasurements	(82,318)	(17,821)

Cost recognized in total comprehensive income	66,407	133,377

Retirement benefits related to defined contribution plans recognized as expenses are 2,290 million Won and 1,911 million Won for the years ended December 31, 2021 and 2020, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	December 31, 2021	December 31, 2020
Discount rate	3.01%	2.50%
Future wage growth rate	5.46%	5.48%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 11.4 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2021(*)	December 31, 2020(*)
Discount rate	Increase by 1% point	(143,753)	(148,438)
	Decrease by 1% point	169,151	175,329
Future wage growth rate	Increase by 1% point	168,078	173,272
	Decrease by 1% point	(145,570)	(149,621)

(*)

Although the above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant; in practice, more than one assumption are correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized in the statement of financial position.

(8)	The details of the maturity of the defined benefit obligation as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Within 1 year	25,390	23,190
After 1 year but within 2 years	30,498	52,251
After 2 years but within 5 years	218,347	193,926
After 5 years but within 10 years	520,271	506,625
After 10 years	1,223,136	1,139,283

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Other financial liabilities:
Accounts payable	6,608,940	3,624,077
Accrued expenses	1,833,209	1,831,984
Borrowings from trust accounts	3,107,456	2,984,031
Agency business revenue	433,040	466,485
Foreign exchange payables	782,176	789,189
Domestic exchange payables	6,703,676	176,179
Lease liabilities	294,626	379,981
Other miscellaneous financial liabilities	2,855,047	2,633,026
Present value discount	(1,366)	(962)

Sub-total	22,616,804	12,883,990

Other liabilities:
Unearned income	60,816	51,923
Other miscellaneous liabilities	105,434	121,584

Sub-total	166,250	173,507

Total	22,783,054	13,057,497

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Forwards	8,700	—	—	—	—
Futures	340,000	—	16,434	—	—
Swaps	134,326,189	95,103	136,242	20,287	309,838
Purchase options	170,000	—	3,959	—	—
Written options	340,000	—	—	—	8,552
Currency:
Forwards	114,036,151	—	2,466,662	—	995,071
Swaps	100,584,084	—	1,444,634	—	2,357,492
Purchase options	1,079,610	—	10,968	—	—
Written options	1,686,787	—	—	—	8,952
Equity:
Forwards	233	—	64	—	—
Futures	337,916	—	—	—	—
Swaps	642,963	—	27,031	—	3,784
Purchase options	17,503,553	—	696,963	—	—
Written options	19,106,573	—	—	—	900,978

Total	390,162,759	95,103	4,802,957	20,287	4,584,667

	December 31, 2020
	Nominal Amount	Assets		Liabilities
		For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Swaps	137,317,240	174,820	321,192	28	524,775
Purchase options	330,000	—	6,271	—	—
Written options	285,440	—	—	—	5,419
Currency:
Forwards	105,090,103	—	2,541,379	—	2,848,670
Swaps	86,649,409	—	3,329,846	—	2,415,610
Purchase options	1,147,877	—	59,328	—	—
Written options	1,632,048	—	—	—	23,271
Equity:
Forwards	11	—	—	—	—
Futures	123,742	—	—	—	—
Swaps	269,039	—	—	—	12,533
Purchase options	9,863,110	—	650,505	—	—
Written options	10,369,009	—	—	—	629,884

Total	353,077,028	174,820	6,908,521	28	6,460,162

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets and derivative liabilities in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships that the Group applies fair value hedge accounting is affected by interest rate, which is related to Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 3M LIBOR, AUD 3M BBSW, 3M EURIBOR. The nominal amounts of hedging instruments related to 3M LIBOR, 3M BBSW, 3M EURIBOR are USD 1,850,000,000, AUD 150,000,000, EUR 26,591,163, respectively. The Group pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Group judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

As of December 31, 2021, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,366,724 million Won, and foreign currency loans amounting to 35,694 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

According to the interest rate swap contract, an amount computed by multiplying the difference between the fixed and variable interest rate to the predetermined nominal amount will be exchanged. As a result, the fixed interest rate condition in the foreign currency denominated debentures will practically be converted into variable interest rate, thereby eliminating the risk of fair value fluctuation. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M plus spread, BBSW 3M plus spread, EURIBOR 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR):

	December 31, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,550,000,000	300,000,000	1,850,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Interest rate swap (EUR)	—	26,591,163	—	26,591,163

	December 31, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,000,000,000	300,000,000	2,300,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2021 and 2020 are as follows:

December 31, 2021
Average interest rate and average currency rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.62% receipt and Libor 3M+1.45% floating paid
Interest rate swaps (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% floating paid
Interest rate swaps (EUR)	EURIBOR 3M+0.09% receipt and EUR 1.5% paid

December 31, 2020
Average interest rate and average currency rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 4.22% receipt and Libor 3M+1.71% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Interest rate swaps (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% floating paid

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, AUD, EUR):

	December 31, 2021
	Nominal amounts of the hedging instrument		Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
			Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps	USD	1,850,000,000	95,086	20,287	Derivative assets (designated for hedging)	(83,821)
	AUD	150,000,000			Derivative liabilities (designated for hedging)
Interest rate swaps	EUR	26,591,163	17	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	17

	December 31, 2020
	Nominal amounts of the hedging instrument		Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
			Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps	USD	2,300,000,000	174,820	28	Derivative assets (designated for hedging)	57,221
	AUD	150,000,000			Derivative liabilities (designated for hedging)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,366,724	—	53,160	Debentures	100,343
Borrowings in foreign currency	—	35,694	—	—	Borrowings in foreign currency	(17)

(*)	After tax amount

	December 31, 2020
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,767,208	—	144,741	Debentures	(59,073)

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	16,522	Other net operating income(expense)

		For the year ended December 31, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,852)	Other net operating income(expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021	For the year ended December 31, 2020
Beginning balance	6,939	52,259
New transactions	49,523	22,901
Amounts recognized in profits or losses	(27,351)	(68,221)

Ending balance	29,111	6,939

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the transaction price, even though there are differences noted between the transaction price and the fair value price produced by the valuation techniques at the time of acquisition. And the difference between fair value and transaction price is deferred and amortized to maturity and reflected in profit or loss. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2021	December 31, 2020
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value per share	5,000 Won	5,000 Won
Shares of common stock issued(*)	716,000,000 Shares	716,000,000 Shares
Capital stock	3,581,392 million Won	3,581,392 million Won

(*)	There were capital increases with consideration of 25,000 Won per share on 40 million shares for the year ended December 31, 2020.

(2)

There were capital increases with consideration on 40 million shares for the year ended December 31, 2020 and the capital deduction cost incurred in the case of a capital increase is 1,113 million Won.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Capital in excess of par value	1,068,420	1,068,420
Other capital surplus	27,774	18,392

Total	1,096,194	1,086,812

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity date	Interest rate (%)	December 31, 2021	December 31, 2020
Securities in local currency	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	400,000
Securities in foreign currencies	September 27, 2016	—	4.5	—	553,450
	May 16, 2017	—	5.3	562,700	562,700
	October 4, 2019	—	4.3	662,035	662,035
Issuance cost				(9,569)	(13,115)

Total				2,555,166	3,105,070

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without changing terms, and early redemption may be made after 5 or 10 years from the issuance date (Issuer Call). In addition, interest payments can be cancelled at the Group’s discretion.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Accumulated other comprehensive income:
Net gain (loss) on valuation of financial assets at FVTOCI	(185,997)	(32,655)
Gain (loss) on evaluation of investment stocks by equity method	(231)	(2,802)
Gain (loss) on foreign currency translation of foreign operations	(61,077)	(299,407)
Remeasurement gain (loss) related to defined benefit plan	(178,099)	(237,587)
Equity related to non-current assets held for sale	279	1,226

Sub-total	(425,125)	(571,225)

Other capital adjustments	(1,635,972)	(1,639,556)

Changes in capital adjustments of investments using the equity method	—	(1,497)

Sub-total	(1,635,972)	(1,641,053)

Total	(2,061,097)	(2,212,278)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(32,655)	(156,238)	(51,629)	54,525	(185,997)
Gain (loss) on evaluation of investment stocks by equity method	(2,802)	4,082	—	(1,511)	(231)
Gain (loss) on foreign currency translation of foreign operations	(299,407)	244,931	—	(6,601)	(61,077)
Remeasurement gain (loss) related to defined benefit plan	(237,587)	82,318	—	(22,830)	(178,099)
Equity related to non-current asset held for sale	1,226	(1,306)	—	359	279

Total	(571,225)	173,787	(51,629)	23,942	(425,125)

(*)

Net gain (loss) on valuation of financial assets at FVTOCI and gain (loss) on evaluation of investment stocks accounted for using the equity method include 2,221 million Won and 946 million Won, respectively, transferred to retained earnings due to disposal of equity securities and investment in associates.

	For the year ended December 31, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Classify as held for sale	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(102,544)	127,781	(31,696)	—	(26,196)	(32,655)
Gain (loss) on evaluation of investment stocks by equity method	675	(3,570)	—	(1,691)	1,784	(2,802)
Gain (loss) on foreign currency translation of foreign operations	(153,403)	(153,351)	—	—	7,347	(299,407)
Remeasurement gain (loss) related to defined benefit plan	(250,629)	17,821	—	—	(4,779)	(237,587)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(43)	43	—	—	—	—
Equity related to non-current assets held for sale	—	—	—	1,691	(465)	1,226

Total	(505,944)	(11,276)	(31,696)	—	(22,309)	(571,225)

(*)	Net gain (loss) on valuation of financial assets at FVTOCI includes 2,640 million Won transferred to retained earnings due to disposal of equity securities.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2020
Legal reserve	Earned surplus reserve	2,350,754	2,219,754
	Other legal reserve	33,278	47,133

	Sub-total	2,384,032	2,266,887

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,105	8,576,105
	Regulatory reserve for credit loss	2,126,017	2,146,348
	Revaluation reserve	709,223	712,949

	Sub-total	11,654,745	11,678,802

Retained earnings before appropriation		5,344,452	3,916,168

Total		19,383,229	17,861,857

i.	Earned surplus reserve

In accordance with the Article 40, Banking Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, India and Bangladesh according to the banking laws of Japan, India and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Group since 2015.

v.	Additional reserve

Additional reserve is a voluntary reserve to retain earnings for capital adequacy and soundness of the Group’s operation.

vi.	Regulatory reserve for credit loss

In accordance with paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under Korean IFRS for the accounting purpose are lower than provisions for credit loss under RSBB, the Group is prohibited to provide dividends with the regulatory reserve.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the Board of Directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting Korean IFRS.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business, the Group calculates and discloses the regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Regulatory reserve for credit loss	2,126,017	2,146,348
Planned provision of regulatory reserve (reversal) for credit loss	317,559	(20,331)

Ending balance	2,443,576	2,126,017

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2021	2020
Net income	2,385,106	1,370,305
Required provision(reversal of) for regulatory reserve for credit loss	317,559	(20,331)
Adjusted net income after the provision of regulatory reserve	2,067,547	1,390,636
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	2,685	1,760

33.	DIVIDENDS

Dividends for the years ended December 31, 2021 and 2020 are 1,642 Won and 950 Won per share, respectively, and the total amount of dividends approved are 1,175,672 million Won and 680,200 million Won, respectively. Dividends as of December 31, 2021 will be proposed at the regular shareholders’ meeting scheduled on March 24, 2022.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Financial assets at FVTPL	22,319	23,414
Financial assets at FVTOCI	381,814	437,319
Securities at amortized cost	324,920	382,988
Loans and other financial assets at amortized cost:
Interest on due from banks	41,705	50,325
Interest on loans	7,651,609	7,638,678
Interest of other receivables	11,660	16,499

Sub-total	7,704,974	7,705,502

Total	8,434,027	8,549,223

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Interest on deposits due to customers	1,854,196	2,446,771
Interest on borrowings	196,584	261,930
Interest on debentures	415,122	507,009
Interest on lease liabilities	6,562	8,701
Other interest expense	39,543	33,695

Total	2,512,007	3,258,106

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Fees and commission received for brokerage	286,319	272,583
Fees and commission received related to credit	167,884	178,157
Fees and commission received for electronic finance	132,559	125,782
Fees and commission received on foreign exchange handling	56,210	55,984
Fees and commission received on foreign exchange	73,894	69,016
Fees and commission received for guarantee	76,428	74,647
Fees and commission received on credit card	1,771	1,992
Fees and commission received on securities business	59,499	54,414
Fees and commission from trust management	128,988	95,149
Other fees	135,482	121,830

Total	1,119,034	1,049,554

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Fees and commissions paid	183,320	200,549
Credit card commission	487	525
Brokerage commission	32	33
Others	2,805	2,307

Total	186,644	203,414

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Dividend income related to financial assets at FVTPL
Dividends on stock	103,846	30,495
Dividends on equity capital	76,883	17,241
Dividends on mutual funds	80,589	61,122

Sub-total	261,318	108,858
Dividend income related to financial assets at FVTOCI
Dividends on stock	21,654	11,303
Dividends on equity capital	285	329

Sub-total	21,939	11,632

Total	283,257	120,490

(2)	Details of dividends related to financial assets at FVTOCI for the years ended December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Dividend income recognized from assets held Equity securities	21,939	11,632

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Gain(loss) on financial instruments at fair value through profit or loss mandatorily measured at fair value	254,099	480,901
Gain(loss) on financial instruments designated at fair value through profit or loss upon initial recognition	102	(665)

Total	254,201	480,236

(2)	Details of net gain or loss on financial instruments at FVTPL mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2021	2020
Financial assets at FVTPL	Securities	Gain on transactions and valuation	199,304	116,080
		Loss on transactions and valuation	(169,756)	(96,403)

		Sub-total	29,548	19,677

	Loans	Gain on transactions and valuation	1,116	2,134
		Loss on transactions and valuation	(1)	(172)

		Sub-total	1,115	1,962

	Other financial assets	Gain on transactions and valuation	3,828	7,700
		Loss on transactions and valuation	(3,360)	(7,012)

		Sub-total	468	688

Sub-total			31,131	22,327

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	1,985,694	1,700,785
		Loss on transactions and valuation	(1,724,245)	(1,975,117)

		Sub-total	261,449	(274,332)

	Currency derivatives	Gain on transactions and valuation	9,683,429	12,558,994
		Loss on transactions and valuation	(9,728,570)	(11,896,371)

		Sub-total	(45,141)	662,623

	Equity derivatives	Gain on transactions and valuation	1,754,671	1,895,655
		Loss on transactions and valuation	(1,744,294)	(1,825,372)

		Sub-total	10,377	70,283

	Other derivatives	Gain on transactions and valuation	64	—

		Loss on transactions and valuation	(3,781)	—

		Sub-total	(3,717)	—
Sub-total			222,968	458,574

Total			254,099	480,901

(3)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Gain (loss) on equity-linked securities
Gain(loss) on disposal of equity-linked securitie	102	17
Gain(loss) on valuation of equity-linked securities	—	(682)

Total	102	(665)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Gain(loss) on redemption of securities	(24)	(57)
Gain on disposal of securities	32,648	23,695

Total	32,624	23,638

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Reversal of (provision for) Impairment loss due to credit loss on financial assets measured at FVTOCI	(4,909)	(1,529)
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost	(664)	934
Reversal of (provision for) impairment loss due to credit loss on loan and other financial assets at amortized cost	(214,624)	(547,934)
Reversal of (provision for) provision on guarantee	10,701	18,348
Provision for unused loan commitment	12,721	(5,073)

Total	(196,775)	(535,254)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2021	2020
Employee benefits	Short-term employee benefits	Salaries	1,437,772	1,366,404
		Employee benefits	470,511	443,225
	Share-based payments		14,147	5,937
	Retirement benefit service costs		151,015	153,109
	Termination		171,316	197,468

	Sub-total		2,244,761	2,166,143

Depreciation and amortization			450,020	461,978

Other general and administrative expenses	Rent		59,736	55,833
	Taxes and public dues		107,714	110,885
	Service charges		216,655	229,949
	Computer and IT related		264,888	252,218
	Telephone and communication		47,324	45,719
	Operating promotion		34,123	37,628
	Advertising		94,209	91,228
	Printing		5,911	6,533
	Traveling		5,704	6,317
	Supplies		5,821	10,509
	Insurance premium		9,243	9,481
	Reimbursement		8,536	12,640
	Maintenance		17,585	16,919
	Water, light and heating		13,968	14,548
	Vehicle maintenance		9,667	8,837
	Others		10,850	9,676

	Sub-total		911,934	918,920

Total			3,606,715	3,547,041

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Gain on transactions of foreign exchange	551,906	656,344
Gain related to derivatives (Hedging purpose)	—	66,993
Gains on fair value hedged items	106,253	9,646
Others	42,833	29,054

Total	700,992	762,037

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Losses on transactions of foreign exchange	363,215	657,348
KDIC deposit insurance premium	395,982	365,758
Contribution to miscellaneous funds	367,961	327,911
Losses related to derivatives (Hedging purpose)	93,084	9,389
Losses on fair value hedged items	1,947	68,508
Others (*)	84,827	104,803

Total	1,307,016	1,533,717

(*)	‘Others’ for the years ended December 31, 2021 and 2020 includes 13,693 million Won and 11,890 million Won, respectively, of amortization expenses for intangible assets.

(4)	Share-based Payment

Details of performance condition share-based payment granted to executives as of December 31 2021 and 2020 are as follows.

i)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		January 1, 2023
Fair value (Unit: Korean Won) (*1)		12,527
Valuation methods		Black-Scholes Model
Dividend yield		4.28%
Expected maturity		1 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2021	524,746 shares
	As of December 31, 2020	524,746 shares

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		January 1, 2024
Fair value (Unit: Korean Won) (*1)		12,003
Valuation method		Black-Scholes Model
Dividend yield		4.28%
Expected maturity		2 years
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2021	755,073 shares
	As of December 31, 2020	755,073 shares

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		January 1, 2025
Fair value (Unit: Korean Won) (*1)		11,501
Valuation method		Black-Scholes Model
Dividend yield		4.28%
Expected maturity		3 years
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2021	865,717 shares
	As of December 31, 2020	—

(*1)

As of December 31, 2021, the fair value calculated using the Black-Scholes model was used to measure liabilities by reflecting the average dividend rate for the past four years to the stock price of the weighted average of Woori Financial Group’s trading volume for the past week, month and two months.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

(*3)	As of December 31, 2021, the remaining quantity and granted quantity are the same.

ii)

The Group accounts for performance condition share-based payments according to the cash- settled method and the fair value of the liabilities is reflected in the compensation costs by re- measuring per every closing period. As of December 31, 2021 and 2020, the book value of the liabilities related to the performance condition share-based payments recognized by the Group is 25,593 million Won and 11,446 million Won, respectively.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Gains on valuation of investments in joint ventures and associates	66,676	118,035
Losses on valuation of investments in joint venture and associates	(6,626)	(24,154)

Total	60,050	93,881

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Non-operating income	192,230	71,757
Non-operating expenses	(149,689)	(303,340)

Total	42,541	(231,583)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Rental fee income	27,369	26,868
Gain(loss) on disposal of assets held for sale	70,120	3,470
Gains on disposal of premises and equipment, intangible assets and other assets	1,815	9,306
Reversal of impairment loss of premises and equipment, intangible assets and other assets	—	151
Gains on disposal of assets held for sale	48,430	85
Others	44,496	31,877

Total	192,230	71,757

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Depreciation on investment properties	5,325	5,454
Interest expenses of refundable deposits	708	792
Losses on disposal of premises and equipment, intangible assets and other assets	2,398	2,255
Impairment losses of premises and equipment, intangible assets and other assets	276	7,789
Donation	36,400	43,137
Others(*)	104,582	243,913

Total	149,689	303,340

(*)	Included 75,921 million Won and 224,427 million Won of other losses related to other provisions for the years ended December 31, 2021 and 2020, respectively.

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021	For the year ended December 31, 2020
Current tax expense
Current tax expense in respect of the current year	738,952	427,632
Adjustments recognized in the current period in relation to the current tax of prior periods	(1,942)	6,680

Sub-total	737,010	434,312

Deferred tax expense
Changes in deferred tax assets(liabilities) relating to the temporary differences	29,225	5,682
Current tax charged to equity and others directly:	23,942	(22,309)

Sub-total	53,167	(16,627)

Income tax expense	790,177	417,685

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions) :

	For the year ended December 31, 2021	For the year ended December 31, 2020
Net income before income tax expense	3,175,283	1,787,990
Tax calculated at statutory tax rate (*)	844,681	477,738
Adjustments
Effect of income that is exempt from taxation	(46,617)	(47,005)
Effect of expense not deductible in determining taxable profit	16,050	26,851
Adjustments recognized in the current period in relation to the current tax of prior periods	(1,942)	6,680
Effect of income tax expense that is resulting from consolidation	(34,587)	(30,735)
Others	12,592	(15,844)

Sub-total	(54,504)	(60,053)

Income tax expense	790,177	417,685

Effective tax rate	24.9%	23.4%

(*)

The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended Deferred 31, 2021 and 2020, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	285,811	(58,019)	54,525	282,317
Gain(loss) on valuation using the equity method of accounting	34,981	(16,408)	(1,151)	17,422
Gain (loss) on valuation of derivatives	(146,137)	(2,864)	—	(149,001)
Accrued income	(60,390)	(19,129)	—	(79,519)
Provision for loan losses	(53,230)	423	—	(52,807)
Loan and receivables written off	4,565	—	—	4,565
Loan origination costs and fees	(145,459)	(11,271)	—	(156,730)
Defined benefit liability	394,166	26,618	(22,830)	397,954
Deposits with employee retirement insurance trust	(391,461)	(3,788)	—	(395,249)
Provision for guarantee	6,133	(408)	—	5,725
Other provision	64,004	14,318	—	78,322
Others	(178,194)	17,361	(6,602)	(167,435)

Net deferred tax assets	(185,211)	(53,167)	23,942	(214,436)

	For the year ended December 31, 2020
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	293,616	18,391	(26,196)	285,811
Gain on valuation using the equity method of accounting	10,689	22,973	1,319	34,981
Gain (loss) on valuation of derivatives	(73,414)	(72,723)	—	(146,137)
Accrued income	(65,053)	4,663	—	(60,390)
Provision for loan losses	(52,785)	(445)	—	(53,230)
Loan and receivables written off	4,565	—	—	4,565
Loan origination costs and fees	(156,616)	11,157	—	(145,459)
Defined benefit liability	361,941	37,004	(4,779)	394,166
Deposits with employee retirement insurance trust	(362,596)	(28,865)	—	(391,461)
Provision for guarantee	7,915	(1,782)	—	6,133
Other provision	70,523	(6,519)	—	64,004
Others	(218,314)	32,773	7,347	(178,194)

Net deferred tax assets	(179,529)	16,627	(22,309)	(185,211)

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Deductible temporary differences	258,693	257,587
Taxable temporary differences	(108,055)	(108,055)

Total	150,638	149,532

No deferred income tax asset has been recognized for the deductible temporary difference of 258,693 million Won associated with investments in subsidiaries and associates as of December 31, 2021, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 108,055 million Won associated with investment in subsidiaries and associates as of December 31, 2021, due to the following reasons:

- The Group is able to control the timing of the reversal of the temporary difference.

- It is probable that the temporary difference will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Net gain on valuation of financial assets at FVTOCI	68,019	13,495
Share of other comprehensive loss of and associates	(186)	966
Gain on foreign currency translation of foreign operations	4,678	11,279
Remeasurements of the net defined benefit liability	66,650	89,479

Total	139,161	115,219

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions)

	December 31, 2021	December 31, 2020
Current tax assets	22,491	74,840
Current tax liabilities	484,984	317,679

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2021	2020
Net income for the period attributable to common shareholders	2,375,525	1,363,224
Dividends to hybrid securities	(144,923)	(162,362)
Net income attributable to common shareholders	2,230,602	1,200,862
Weighted average number of common shares outstanding	716	698
Basic EPS (Unit: Korean Won)	3,115	1,720

(2)	The weighted average number of common shares outstanding is as follows:

	For the year ended December 31, 2021
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-12-31	716,000,000	365	261,340,000,000

Sub-total (①)				261,340,000,000

Weighted average number of common shares outstanding (②=(①/365)				716,000,000

	For the year ended December 31, 2020
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-12-31	676,000,000	366	247,416,000,000
Capital increase with consideration	2020-06-18 ~ 2020-12-31	40,000,000	197	7,880,000,000

Sub-total (①)				255,296,000,000
Weighted average number of common shares outstanding (②=(①/366)				697,530,055

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2021 and 2020.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2021(*)	December 31, 2020(*)
Confirmed guarantees
Guarantee for loans	38,897	103,229
Acceptances	622,758	602,014
Guarantees in acceptances of imported goods	111,195	78,395
Other confirmed guarantees	7,141,110	6,354,253

Sub-total	7,913,960	7,137,891

Unconfirmed guarantees
Local letter of credit	243,071	187,146
Letter of credit	3,186,513	3,025,923
Other unconfirmed guarantees	778,089	403,652

Sub-total	4,207,673	3,616,721

Commercial paper purchase commitments and others	791,729	917,489

Total	12,913,362	11,672,101

(*)	Includes financial guarantees of 3,885,937 million Won and 4,026,027 million Won as of December 31, 2021 and 2020, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Loan commitments	70,387,647	74,944,921
Other commitments	4,322,265	5,089,094

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2021		December 31, 2020
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	39 cases	148 cases	37 cases	149 cases
Amount of litigation	248,036	344,686	315,658	173,125
Provisions for litigations		17,422		20,521

(*)

The number of cases as of December 31, 2021 and 2020 does not include cases such as loan-related execution or simple extension of loan prescription, litigation where the substantive party is not the Group, or fraudulent lawsuits.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2021 and its assets and liabilities recognized as of December 31, 2021 and 2020 and major transactions with related parties for the years ended December 31, 2021 and 2020 and compensation to key management are as follows:

(1)	Related parties

Related parties
Parent company	Woori Financial Group Inc.

Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Lotte Card Co., Ltd., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Together-Korea Government Private Pool Private Securities Investment Trust No.3(*), and others (Dongwoo C & C Co., Ltd. and 32 associates),

Other related parties	Woori Card Co., Ltd. and its subsidiaries, Woori Investment Bank Co., Ltd. and its subsidiaries and associates, Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and its associates, Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Management Co., Ltd. and its subsidiaries and associates, Woori Global Asset Management Co., Ltd. and its subsidiaries and associates, Woori Asset Trust Co. Ltd., Godo Kaisha Oceanos No. 1, Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1(*), Woori G Japan Private Real Estate Investment Trust No. 1(*), Woori Finance Capital and its subsidiaries and associates, Woori Savings Bank, WOORI ZIP 1 and WOORI ZIP 2

(*)	In accordance with the revision of the Capital Market Act, a hedge fund has been changed to a private equity fund.

(2)	Major assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2021	December 31, 2020
Parent	Woori Financial Group Inc.	Other assets	850	2,798
		Deposits due to customers	738,725	469,176
		Other liabilities	425,052	198,505
Associates	W Service Networks Co., Ltd.	Deposits due to customers	2,832	2,183
		Other liabilities	306	307
	Korea Credit Bureau Co., Ltd.	Deposits due to customers	1,557	2,311
		Other liabilities	—	5
	Korea Finance Security Co., Ltd.	Loans	3,397	3,397
		Loss allowance	(6)	(6)
		Deposits due to customers	1,887	1,927
		Other liabilities	1	1
	Chin Hung International Inc.	Deposits due to customers	—	8,715
		Other liabilities	—	170
	Lotte Card Co., Ltd.	Loans	3,750	7,500
		Loss allowance	(39)	(77)
		Other assets	10	12
		Deposits due to customers	13,482	2,697
		Other liabilities	91	113
	Well to Sea No. 3 Private Equity Fund	Deposits due to customers	—	4,997
	K BANK Co., Ltd.	Other assets	—	3,833
		Other liabilities	84,935	808

Related party		A title of account	December 31, 2021	December 31, 2020
	Others (*1)	Deposits due to customers	1,063	5,831
		Other liabilities	3	5
Other Related Parties	Woori Card Co., Ltd. and its subsidiaries	Loans	4,742	4,352
		Loss allowance	(7)	(8)
		Other assets	12,623	11,416
		Derivative assets	—	6,371
		Deposits due to customers	55,209	77,970
		Derivative liabilities	15,810	585
		Other liabilities	13,786	15,538
	Woori Investment Bank Co., Ltd. and its subsidiaries and associates	Loans	—	7,600
		Loss allowance	—	(6)
		Other assets	3,555	2
		Deposits due to customers	52,891	34,530
		Other liabilities	20,359	14,398
	Woori FIS Co., Ltd.	Other assets	115	112
		Deposits due to customers	17,993	31,187
		Other liabilities	21,318	22,419
	Woori Private Equity Asset Management Co., Ltd. and its subsidiaries and associates	Deposits due to customers	1,903	4,183
	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	1,268	2,180
		Other liabilities	515	526
	Woori Credit Information Co., Ltd.	Other assets	5	5
		Deposits due to customers	14,180	18,689
		Other liabilities	10,427	10,316
	Woori Fund Service Co., Ltd.	Deposits due to customers	13,652	11,145
		Other liabilities	1,366	1,171
	Woori Asset Management Co., Ltd. and its subsidiaries and associates	Deposits due to customers	11,555	8,780
	Woori Global Asset Management Co., Ltd. and its subsidiaries and associates	Deposits due to customers	659	1,039
		Other liabilities	30	—
	Woori Asset Trust Co., Ltd.	Deposits due to customers	47,603	105,856
		Other liabilities	12	21
	Woori Finance Capital and its subsidiaries and associates (*2)	Loans	—	70,000
		Loss allowance	—	(57)
		Derivative assets	57	2,183
		Deposits due to customers	35,524	95,747
		Derivative liabilities	342	—
		Other liabilities	51	62
	Woori G Japan Private Real Estate Investment Trust No.1	Loans	21,939	23,539
		Deposits due to customers	181	179
		Derivative liabilities	1,528	1,187
	Woori Savings Bank	Other assets	16	—
		Loans	43,033	44,036

Related party	A title of account	December 31, 2021	December 31, 2020
Godo Kaisha Oceanos No. 1	Loss allowance	(124)	(126)
WOORI ZIP 1	Loans	12,775	—
WOORI ZIP 2	Loans	18,132	—

(*1)

Others include IBK KIP Seongjang Dideemdol No. 1 Private Investment Ltd Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and others as of December 31, 2021 and 2020.

(*2)	This related party was transferred as a subsidiary of Woori Financial Group Inc. for the year ended December 31, 2020.

(3)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2021	2020
Parent company	Woori Financial Group	Fees income	13	13
		Other income	3,827	2,997
		Interest expenses	4,236	10,082
		Fees expenses	1,306	805
Associates	W Service Networks Co., Ltd.	Other income	30	32
		Interest expenses	7	13
	Korea Credit Bureau Co., Ltd.	Interest expenses	4	5
	Korea Finance Security Co., Ltd.	Interest income	80	70
		Interest expenses	2	3
		Provision(Reversal) of impairment losses due to credit loss	(1)	3
	Chin Hung International Inc.	Interest expenses	—	19
		Reversal of impairment losses due to credit loss	—	(146)
	Well to Sea No. 3 Private Equity Fund	Interest income	—	1,883
		Interest expenses	—	5
		Reversal of impairment losses due to credit loss	—	(55)
	Lotte Card Co., Ltd.	Interest income	196	311
		Fees income	10,248	2,748
		Interest expenses	462	68
		Provision(Reversal) of impairment losses due to credit loss	(59)	171
	Others (*1)	Other income	—	16
		Interest expenses	17	29
Other related parties	Woori Card Co., Ltd. and its subsidiaries	Interest income	284	365
		Fees income	106,194	112,740
		Gain on derivatives	—	5,973
		Other income	524	602
		Interest expenses	81	138
		Fees expenses	488	499
		Loss on derivatives	21,132	608
		Provision(Reversal) of impairment losses due to credit loss	20	(7)

		For the years ended December 31
Related party	A title of account	2021	2020
Woori Investment Bank Co., Ltd. and its subsidiaries and associates	Interest income	128	606
	Fees income	1,094	1,121
	Other income	2,199	742
	Interest expenses	42	14
	Fee expenses	—	31
	Reversal of impairment losses due to credit loss	(15)	(41)
Woori FIS Co., Ltd.	Fees income	506	521
	Other income	9,495	8,230
	Interest expenses	2	3
	Other expenses	221,577	208,297
Woori Private Equity Asset Management Co., Ltd. and its subsidiaries and associates	Fees income	15	13
	Interest expenses	5	13
Woori Finance Research Institute Co., Ltd.	Fees income	17	15
	Interest expenses	16	22
	Other income	648	—
Woori Credit Information Co., Ltd.	Fees income	85	87
	Other income	546	520
	Interest expenses	238	339
	Fees expenses	13,182	14,848
Woori Fund Service Co., Ltd.	Fees income	230	128
	Other income	255	266
	Interest expenses	130	161
	Fees expenses	228	240
	Other expenses	49	35
Woori Asset Management Co., Ltd. and its subsidiaries and associates	Fees income	47	52
	Interest expenses	35	61
Woori Global Asset Management Co., Ltd. and its subsidiaries and associates	Fees income	17	13
	Fees expenses	812	—
Woori Asset Trust Ltd.	Fees income	159	158
	Interest expenses	134	256
	Fees expenses	3,959	1,456
Woori Finance Capital and its subsidiaries and associates (*2)	Interest income	1,239	548
	Fees income	3,390	395
	Gain on derivatives	1,440	1,119
	Interest expense	54	20

		For the years ended December 31
Related party	A title of account	2021	2020
	Provision(Reversal) of impairment losses due to credit loss	(68)	119
	Loss on derivatives	1,440	150
Woori G Japan Private Real Estate Investment Trust No.1	Loss on derivatives	402	1,187
Woori Savings Bank	Fees income	470	—
Godo Kaisha Oceanos No. 1	Interest income	430	440
	Provision(Reversal) of impairment losses due to credit loss	(2)	126
WOORI ZIP 1	Interest income	103	—
WOORI ZIP 2	Interest income	146	—

(*1)	Others include Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and others as of December 31, 2021 and 2020.
(*2)	This related party was transferred is a wholly-owned subsidiary of Woori Financial Group Inc. for the year ended December 31, 2020.

(4)	Major loan transactions with related parties for the years ended December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Korea Finance Security Co., Ltd	3,397	—	—	—	3,397
	Lotte Card Co., Ltd.	7,500	—	3,750	—	3,750
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries	7,600	10,500	18,100	—	—
	Woori Card Co., Ltd and its subsidiaries	4,352	—	—	390	4,742
	Woori Finance Capital and its subsidiaries (*2)	70,000	—	70,000	—	—
	Woori G Japan Private Real Estate Investment Trust No. 1	23,539	—	—	(1,600)	21,939
	Godo Kaisha Oceanos No. 1	44,036	—	—	(1,003)	43,033
	WOORI ZIP 1	—	13,121	—	(346)	12,775
	WOORI ZIP 2	—	18,624	—	(492)	18,132

(*1)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. during the previous period.

		For the year ended December 31, 2020
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Well to Sea No. 3 Private Equity Fund	4,490	—	4,490	—	—
	Korea Finance Security Co., Ltd	1,800	1,597	—	—	3,397
	Lotte Card Co., Ltd.	7,500	—	—	—	7,500
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries and associates	24,000	30,900	47,300	—	7,600
	Woori Card Co., Ltd and its subsidiaries	4,631	—	—	(279)	4,352
	Woori Finance Capital and its subsidiaries and associates (*2)	—	70,000	—	—	70,000
	Woori G Japan Private Real Estate Investment Trust No. 1	—	23,539	—	—	23,539

(*1)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. during the previous period.

(5)	Changes in major deposits due to customers with related parties for the years ended December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group	450,000	2,250,000	2,180,000	520,000
Associates	W Service Networks Co., Ltd.	1,180	1,180	1,180	1,180
	Partner One Value Up No.1 Private Equity Fund	863	637	1,171	329
	Korea Credit Bureau Co., Ltd.	1,000	—	1,000	—
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries and affiliates	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	1,500	3,600	4,300	800
	Woori Credit Information Co., Ltd.	14,199	19,500	22,000	11,699
	Woori Fund Service Co., Ltd	9,300	11,500	9,300	11,500
	Woori Asset Trust. Ltd	34,000	89,367	117,367	6,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

		For the year ended December 31, 2020
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company Associates	Woori Financial Group	1,130,000	3,800,000	4,480,000	450,000
	W Service Networks Co., Ltd.	1,180	1,180	1,180	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,737	2,024	863
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries.	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	—	5,200	3,700	1,500
	Woori Credit Information Co., Ltd.	14,199	12,000	12,000	14,199
	Woori Fund Service Co., Ltd.	10,000	14,600	15,300	9,300
	Woori Asset Trust Co., Ltd.	15,000	141,153	122,153	34,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

(6)	Major borrowing transactions with related parties for the years ended December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021
Related parties		Beginning balance	Borrowing	Repayment	Others	Ending balance
Other related parties	Woori Card Co., Ltd. and its subsidiaries	14,622	183,804	185,375	—	13,051

		For the year ended December 31, 2020
Related parties		Beginning balance	Borrowing	Repayment	Others	Ending balance
Other related parties	Woori Card Co., Ltd and its subsidiaries	17,609	192,043	195,030	—	14,622

(7)	The amount of guarantees and unused loan commitments provided by the related parties to the Group as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2021	December 31, 2020
Woori Card Co., Ltd and its subsidiaries	Loan commitment in local currency	176,130	174,087

(8)	Amount of commitments with the related parties (Unit: Korean Won in millions):

	Warranty	December 31, 2021	December 31, 2020
Woori Card Co., Ltd. and its subsidiaries	Unsettled commitment	500,000	500,000
	Derivatives	337,100	308,800
Woori Investment Bank Co., Ltd. and its subsidiaries and associates	Unsettled commitment	100,000	100,000
Woori Finance Capital and its subsidiaries and associates	Unsettled commitment	240,000	414,756
	Derivatives	80,000	210,000
Korea Finance Security Co., Ltd	Unsettled commitment	603	603
Chin Hung International Inc	Unsettled commitment	—	15,874
Lotte Card Co., Ltd.	Unsettled commitment	500,000	500,000
Woori G Japan Private Real Estate Investment Trust No. 1	Derivatives	18,633	20,332
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Securities purchase commitment	—	990,000
Woori-Q Corporate Restructuring Private Equity Fund	Securities purchase commitment	8,215	26,884
PCC-Woori LP Secondary Fund	Securities purchase commitment	—	1,750
Union Technology Finance Investment Association	Securities purchase commitment	2,250	10,500
IBK KIP Seongjang Dideemdol No. 1 Private Investment Ltd Partnership	Securities purchase commitment	4,664	9,704
Genesis Environmental Energy Company No. 1 Private Equity Partnership	Securities purchase commitment	916	916
Crevisse Raim Impact No. 1 Startup Venture Specialist Private Equity Fund	Securities purchase commitment	425	550
Woori-Shinyoung Growth-Cap Private Equity Fund No. 1	Securities purchase commitment	—	8,982
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1	Securities purchase commitment	10,450	32,450
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2	Securities purchase commitment	21,450	43,450
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	Securities purchase commitment	457,558	326,296
Woori G Private Placement Investment Trust No. 1	Securities purchase commitment	301,504	156,197
JC Assurance Private Equity Fund No. 2	Securities purchase commitment	859	1,054
Woori Seoul Expressway Private Placement Investment Trust No. 1	Securities purchase commitment	39,458	41,393
Woori G Clean Energy Private Placement Investment Trust No. 1	Securities purchase commitment	—	7,485
Woori G Senior Loan Private Placement Investment Trust No.1	Securities purchase commitment	13,604	50,515
Genesis Eco No. 1 Private Equity Fund	Securities purchase commitment	130	—
WooriG GP Commitment Loan Private Placement Investment Trust No. 1	Securities purchase commitment	10,120	—
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1	Securities purchase commitment	46,800	—
Woori G Woori Bank Partners Private Placement Investment Trust No. 2	Securities purchase commitment	108,033	—

As of December 31, 2021 and 2020, the recognized payment guarantee provisions are 300 million Won and 531 million Won, respectively, in relation to the guarantees provided to the related parties above.

(9)	Major investment and Recovery transactions

The details of major investment and recovery transactions with related parties for the year ended December 31, 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
The same parent company and its associates	Investment and others	Recovery and others
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1	22,000	—
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2	22,000	—
WooriG GP Commitment Loan Private Placement Investment Trust No. 1	9,880	—
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	168,738	40,323
Woori G Private Placement Investment Trust No. 1	54,693	18,254
Woori G Private Placement Investment Trust No. 2	191,967	—
WooriG Global Mid-market Secondaries Private Placement Investment Trust No. 1	4,422	—
Woori Innovative Growth New Deal Private Placement Investment Trust No.1	14,700	—
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1	18,200	—
Woori Seoul Expressway Private Placement Investment Trust No. 1	1,935	—
Woori G Clean Energy Private Placement Investment Trust No. 1	3,882	4,560
Woori G Senior Loan Private Placement Investment Trust No.1	36,911	2,868
Woori Goseong Thermal Power Generation EBL Private Placement Investment	14,915	30,573
JC Assurance Private Equity Fund No. 2	195	—
Dream Enterprise Growth No. 1 Private Equity Joint Venture Company	—	294
Genesis Environment No. 1 Private Equity Joint Venture Company	7,870	—
Midas No. 8 Private Equity Joint Venture Company	9,500	—

(*)	Investment and recovery transactions of associates are described in Note 13.(2)

The details of major investment and recovery transactions with related parties for the year ended December 31, 2020 are as follows (Unit: Korean Won in millions):

The same parent company and its associates	Investment and others (*)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1	22,550
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2	11,550
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1	33,833
Woori G Private Placement Investment Trust No. 1	43,525
Woori G Private Placement Investment Trust No. 2	20,000
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	165,245
Woori G Senior Loan Private Placement Investment Trust No.1	49,290
JC Assuarance Private Equity Fund No.2	18,946
Dream Enterprise Growth No.1 Private Equity Fund	5,000
Hyundai Motor Securities Orients No.1 New Technology Private Equity Fund	10,000
High Plus Short-Term Excellent ESG Investment Trust No.1	70,000
Woori Goseong Thermal Power Plant EBL Private Placement Investment Trust	14,915
Woori Seoul Expressway Private Placement Investment Trust No.1	5,590
Woori G Clean Energy Private Placement Investment Trust No.1	1,015

(*)	The amount recovered does not exist for the year ended December 31, 2020.

(10)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021	For the year ended December 31, 2020
Short-term employee benefits	9,928	11,767
Share-based payment	4,313	2,314
Retirement benefit service costs	342	405

Total	14,583	14,486

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 3,821 million Won and 3,888 million Won, as of December 31, 2021 and 2020 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. liabilities from transaction with key management amount to 11,542 million Won and 11,155 million Won, respectively, as of December 31, 2021 and 2020.

(11)	The Group, Woori Credit Card Co., Ltd. and its subsidiaries are jointly and severally liable to reimburse the Group debts before the split.
(12)

The amount of bonds purchased or sold by the Group through Woori Investment Bank Co., Ltd. Amount to 1,044,633 million Won and 70,230 million Won, respectively, for the year ended December 31, 2021. Also, the amount of bonds issued by the Group and acquired by Woori Investment Bank Co., Ltd. is 30,000 million Won for the year ended December 31, 2021.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2021	December 31, 2020	For the years ended December 31
			2021	2020
Trust accounts	69,472,846	64,317,167	876,800	886,210

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Receivables
Trust fees receivables	35,448	33,761

Payables
Deposits due to customers	234,136	353,598
Borrowings from trust accounts	1,621,209	1,639,869

Total	1,855,345	1,993,467

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Revenue:
Trust fees	117,459	86,196
Termination fees	10,599	1,430

Total	128,058	87,626

Expense:
Interest expenses on deposits due to customers	503	1,502
Interest expenses on borrowings from trust accounts	11,391	16,025

Total	11,894	17,527

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts

As of December 31, 2021 and 2020, the carrying of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Partial principal guaranteed trusts:
Household money	8,932	9,179
Corporate money	627	625
Installment plan purpose	1,558	1,596

Sub-total	11,117	11,400

Principal guaranteed trusts:
Old-age pension trusts	3,004	3,112
Personal pension trusts	486,203	505,762
Pension trusts	749,317	813,323
Retirement trusts	28,354	29,528
New personal pension trusts	7,282	7,671
New old-age pension trusts	1,076	1,297

Sub-total	1,275,236	1,360,693

Principal and interest guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	348	349

Sub-total	367	368

Total	1,286,720	1,372,461

47.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Lease payments
Within one year	135,245	160,702
After one year but within five years	122,468	186,348
After five years	38,275	34,780

Total	295,988	381,830

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021	For the year ended December 31, 2020
Cash outflows from leases	163,298	192,053

(3)	There are no lease charges, not included in the measurement of lease liabilities due to small assets or short-term leases for the years ended December 31, 2021 and 2020.

(4)

The Group applies a simple method that does not assess as to whether the rent discount as a direct result of COVID-19 is a lease modification. As a result, the amount recognized in profit or loss during the reporting period is 35,717 million Won to reflect changes in lease payments arising from the discount.

48.	EVENTS AFTER THE REPORTING PERIOD

A dispute broke out between Russia and Ukraine, and international sanctions have been made against Russia since February 2022. As a result of these sanctions, the liquidity shortage in the Russian foreign exchange market, the decrease in the Ruble value, and the decrease in the value of Russian companies’ stocks are in progress. This can lead to a decline in the value of financial assets or operating assets held by the Group in relation to the disputed countries, an increase in the payment recovery period, restrictions on transfer of funds, and a decrease in profits. As of December 31, 2021, the disputes and sanctions are expected to have financial impacts on the business of its subsidiary, AO Woori Bank, but the estimation of the impact on the Group’s financial position and business performance is very uncertain, and the amount cannot be reasonably estimated.